SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2019

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-☐.)

EXHIBITS

Exhibit Number

1.1	Annual report for the year ended December 31, 2018, released on April 1, 2019.

1.2	Circular dated April 1, 2019 in respect of Proposed General Mandates to Buy Back Shares and to Issue Shares, Proposed Re-Election of Directors and Notice of Annual General Meeting.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•	changes in the regulatory regime and policies for the PRC telecommunications industry,

including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies, including testing and monetization of future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: April 2, 2019

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1.1

China unicom中国联通

GIVE ME

ANNUAL REPORT 2018

CHINA UNICOM (HONG KONG) LIMITED
HKEx : 762 | NYSE : CHU

China unicom GIVE ME 5 ANNUAL REPORT 2018 China unicom (HONG KONG) LIMITED HKEx: 762 NYSE: CHU

Enhance
Competitive
STRENGTHS
NEW
GOVERNANCE
DNA
OPERATION
ENERGY
ECOLOGY

Enhance Competitive STRENGTHS NEW GOVERNANCE DNA OPERATION ENERGY ECOLOGY

Industry Internet revenue 45% yoy Mobile billing subscriber 31 million Cloud Computing revenue 99% yoy REMARKABLE ACHIEVEMENTS Total Handset Date Traffic 179% yoy Net profit 458% yoy profit attributable to equity shareholders of the Company

MARKET APPLAUSE
5
Asia's No. 1 Best Managed Telecommunications Company
Platinum AWARD for Excellence in ESG
Asia's No. 1 Most Honored Telecom Company
GRAND AWARDS for Excellence in annual report
Asia's ICON ON Corporate Governance

Asia’s No. 1 Best Managed Telicommunications Company Platinum AWARD FOR Exellence in ESG Asia’s No. 1 Most Honored Telecom Company GRAND AWARDS for Excellence in annual report MARKET APPLAUSE Asia’s ICON ON Corporate Govenance

RETURNS COMPETITIVENESS EFFICIENCY CONNECT the world to INNOVATE & share a GOOD SMART LIVING Actively Leverage Unrivalled Advantages New Governance New DNA New Operation New Energy New Ecology

Forward-looking statements

Certain statements contained in this report may be viewed as “forward- looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Company Profile	02

Shareholding Structure	03

Performance Highlights	04

Major Events	06

Chairman’s Statement	08

Business Overview	14

Financial Overview	18

Directors and Senior Management	24

Recognition and Awards	36

Corporate Governance Report	38

Report of the Directors	62

Human Resources Development	80

Social Responsibility	84

Independent Auditor’s Report	90

Consolidated Statement of Income	95

Consolidated Statement of Comprehensive Income	96

Consolidated Statement of Financial Position	97

Consolidated Statement of Changes in Equity	99

Consolidated Statement of Cash Flows	100

Notes to the Consolidated Financial Statements	102

Financial Summary	194

Corporate Information	196

Corporate Culture	197

COMPANY PROFILE

China Unicom (Hong Kong) Limited (the “Company”) was incorporated in Hong Kong in February 2000 and was listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited on 21 June 2000 and 22 June 2000 respectively. On 1 June 2001, the Company was included as a constituent stock of the Hang Seng Index. The Company merged with China Netcom Group Corporation (Hong Kong) Limited on 15 October 2008.

The Company was one of the “Fortune Global 500” companies for consecutive years, and ranked 273rd in “Fortune Global 500” for the year 2018. It was also voted as “Asia’s No.1 Most Honored Telecom Company” for the third consecutive year by Institutional Investor.

The Company is committed to being a creator of smart living trusted by customers, connecting the world to innovate and share a good smart living, improving the quality of products and services continuously to fulfill customer needs. Future products and services will be developed in a “smart” way. Internet of Things, cloud computing, Big Data and other technologies will be used for the smart processing on data and information. The Company’s telecommunication network covers China and connects to the world. It provides full range and high quality information and telecommunication services, including mobile broadband (WCDMA, LTE FDD, TD-LTE), fixed-line broadband, GSM, fixed-line local access, ICT, data communications and other related value-added services. As at the end of 2018, the Company had mobile billing subscribers of about 315 million, of which 4G subscribers of about 220 million, fixed-line broadband subscribers of about 81 million, and fixed-line local access subscribers of about 56 million.

As at 31 December 2018, the ultimate parent company of the Company, China United Network Communications Group Company Limited had an effective interest of 52.1% of the shares in the Company through China United Network Communications Limited (“A Share Company”), China Unicom (BVI) Limited and China Unicom Group Corporation (BVI) Limited; the strategic investors, employee restrictive incentive shares and the public shareholders of A Share Company had an effective interest of 27.8% of the shares in the Company through A Share Company’s shareholding in China Unicom (BVI) Limited. The remaining 20.1% of the shares in the Company were beneficially owned by public shareholders.

SHAREHOLDING STRUCTURE CHINA UNITED NETWORK COMMUNICATIONS GROUP COMPANY LIMITED Strategic Investors Employee Restrictive Incentive Shares Other Public Shareholders CHINA UNITED NETWORK COMMUNICATIONS LIMITED China Unicom Group Corporation (BVI) Limited China Unicom (BVI) Limited Public Shareholders CHINA UNICOM (HONG KONG) LIMITED * The shares of China United Network Communications Limited held by strategic investors represented the shares acquired by the strategic investors introduced by the mixed ownership reform from non public share issuance and transfer of existing shares. ** Excluded the interest in 225,722,791 shares of the Company held by China Unicom Group Corporation (BVI) Limited as trustee on behalf of a PRC shareholder. 25Mar19 (As 03:05 at 31 December 2018) Page 13 ANNUAL REPORT 2018 SHAREHOLDING STRUCTURE 3

PERFORMANCE HIGHLIGHTS

	2017	2018
SERVICE REVENUE GROWTH (YOY)	4.6%	5.9%

	2017	2018
FREE CASH FLOW (RMB BIL)	42.92	47.52

	2017	2018
NET PROFIT[2] (RMB BIL)	1.83	10.20

KEY FINANCIAL DATA	2018	2017	Change YoY
Operating Revenue (RMB billions)	290.88	274.83	5.8%
Of which: Service Revenue	263.68	249.02	5.9%
EBITDA[1] (RMB billions)	84.91	81.43	4.3%
As % of Service Revenue	32.2%	32.7%	–0.5pp
Net Profit[2] (RMB billions)	10.20	1.83	457.8%
Basic EPS (RMB)	0.333	0.074	347.9%
Free Cash Flow (RMB billions)	47.52	42.92	10.7%

Note 1:

EBITDA represents profit for the year before finance costs, interest income, shares of net profit of associates, share of net profit of joint ventures, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company.

Note 2:	Net profit represented profit attributable to equity shareholders of the Company.

MAJOR EVENTS

January 2018	June 2018
China Unicom and Tencent signed strategic agreement to roll out cooperation in Big Data applying in various areas including information security and anti-financial fraud, etc.	China Unicom completed IPv6 upgrades for its official web portal to enable visits compatible with IPv6

March 2018	July 2018
China Unicom officially launched “eSIM – One Number in Two Terminals” service in 6 cities, including Shanghai

China Unicom implemented the national policy of the cancellation of domestic mobile data “roaming” charges, whereby provincial local data was upgraded to nationwide data (excluding Hong Kong, Macau and Taiwan data) for existing and new mobile subscribers

August 2018	October 2018	December 2018

Yunlizhihui Technology, a joint venture established with Alibaba, launched to provide government and enterprise customers with customised application software services

China Unicom established 5G Innovation Lab to drive 5G in vertical applications and advance promotion in scale

China Unicom Yunnan was officially included in the list of “Double-hundred Action”, State Council’s proposal for State-owned Enterprise Reform, and started to openly recruit privately-owned enterprises to become operation partners

November 2018

China Unicom-led’s first international submarine optical fibre cable across the South Atlantic commenced in commercial operation, being the first inter-continental high-speed direct submarine cable connecting Africa and South America across the South Atlantic

China Unicom received approval from Ministry of Industry and Information Technology to use the frequency band of 3500–3600MHz for the launch of 5G system trial nationwide in Mainland China

China Unicom held “5G-powered Smart Winter Olympics” presentation to announce three major plans under its Smart Winter Olympics Strategy

Chairman’s Statement

DEAR SHAREHOLDERS,

2018 was China Unicom’s first full year of the implementation of mixed-ownership reform. It was also an important year during which the Company achieved outstanding results in development and reform with noticeable improvement in corporate appearance. Over the past year, the Company engaged in active implementation of its new development philosophy, as it deepened the execution of the Strategy of Focus, Innovation and Cooperation. It proactively advanced Internet- oriented operations, while comprehensively deepening mixed-ownership reform. There were notable enhancements in the momentum, quality and efficiency of our development and in our corporate vibrancy, while the building of China Unicom’s “Five New” – New Governance, New DNA, New Operation, New Energy and New Ecology, marched an important step forward.

OVERALL RESULTS

The Company continued to report remarkable growth in operating results for 2018. Service revenue for the full year amounted to RMB263.7 billion, representing a 5.9% year-on-year growth which outperformed the industry average growth rate of 3.0%. EBITDA1 amounted to RMB84.9 billion, up by 4.3%, year-on-year. Profit before income tax2 reached RMB13.1 billion and profit attributable to equity shareholders of the Company increased by 458%, year-on-year, to RMB10.2 billion, extending the “V-shaped” rebound in profit.

The Company persisted in enhancing network efficiency through precise investment, sharing and cooperation. While maintaining the edges of our network, the full year capital expenditure continued to be under effective control at RMB44.9 billion. Thanks to the sustainable growth in revenue and sound control in expenditure, the Company registered the record high again in free cash flow in the amount of RMB47.5 billion. Our liabilities-to-assets ratio went further down to 41.8% from 46.8% at the end of last year, reflecting an increasingly solid financial position and capital strength.

The Company attached great importance to shareholders’ returns. With due regards to the Company’s profitability, debt and cash flow level, capital requirements for its future development etc., the Board of Directors recommended the payment of a final dividend of RMB0.134 per share. Going forward, the Company will continue to strive to enhance its profitability and shareholders’ returns.

BUSINESS DEVELOPMENT

Deepened Internet-oriented innovative operation underpinned highly effective mobile service growth

In 2018, the Company pressed forward the innovative operation of its mobile service in response to the pressure from market competition and “Speed Upgrade and Tariff Reduction” policy, achieving the effective growth for the mobile service with reduced channel commission and handset subsidy. Mobile service revenue for the full year reached RMB165.1 billion, representing a year-on-year growth of 5.5% that exceeded the industry average of 0.6%. Mobile billing subscribers saw a net addition of 30.87 million, representing a year-on-year growth of 51.8% and taking the total number of mobile billing subscribers to 320 million.

During the year, the Company chose not to simply match the competition of low-price “unlimited data” products introduced by peers, nevertheless persistently promoted Internet-oriented operational transformation and deepened 2I2C business collaboration with Internet companies. Leveraging market segmentation, differentiated products were launched to address the unanswered demand of heavy data users. The Company deepened the unified online and offline (“O2O”) total touchpoint operation and turned outlet sales to on-street sales, enhancing customer flow between online and offline operations. A strong emphasis was placed on light touchpoints such as online channels and cross-industry alliances to enhance the efficiency of development. Target marketing and customer retention were enhanced with the use of Big Data, resulting in better customer acquisition and retention as well as value enhancement. For 2018, the Company’s 4G subscriber base saw a net addition of 45.05 million to a total of 220 million. Our 4G subscriber market share was up by 1.3 percentage points, year-on-year. The proportion of 4G subscriber as a percentage of total mobile billing subscriber increased by 8 percentage points, year- on-year, to 70%.

In implementation of “Speed Upgrade and Tariff Reduction” policy, the Company optimised its tariff packages and made strong efforts to promote heavy data packages during the year to facilitate smooth transition for customers. The Company strived to achieve win-win by advancing data traffic operation and leveraging price elasticity of mobile data. In 2018, the unit pricing for the Company’s mobile handset data decreased substantially, while the mobile data volume consumption grew by 1.8 times. The monthly average DOU per mobile handset subscriber reached approximately 6GB, while handset Internet access revenue grew by 13.7%, year-on-year, to RMB104.8 billion.

Continuous improvement in broadband service while actively countering intense competition

In 2018, the Company actively responded to the challenge of market competition in broadband service by resorting to “Big Video, Big Integration and Big Bandwidth”. Leveraging rich resources afforded by our strategic investors, we strengthened our content portfolio with quality video and stepped up with the deployment of smart home services to boost subscriber stickiness and product competitiveness. The promotion of bundled products through all channels was also strengthened, with a special emphasis on increasing penetration and driving mutual development across products. We also promoted high-bandwidth products and increased private capital cooperation to further enhance network coverage and quality. The implementation of comprehensive grid-based contract-out reform was accelerated to enhance the vibrancy of frontline staff and strengthen our sales and servicing ability. The new integrated sales model targeting government and enterprise customers based on “Cloud + Smart Networks + Smart Applications” drove rapid development of the broadband and Internet private line access services.

For 2018, the Company’s fixed-line broadband subscriber saw a net addition of 4.34 million, representing a 234% year-on-year growth, to over 80 million in total. Video service subscribers accounted for 44% of fixed-line broadband subscribers, up by approximately 9 percentage points, year-on-year. Fixed-line broadband access revenue amounted to RMB42.3 billion, indicating a considerable reduction of the rate of decline year-on-year and basically achieving a steady development.

Industry Internet business continued to mark new breakthrough promoting healthy growth of fixed-line services

In 2018, led by the model of “Cloud + Smart Networks + Smart Applications”, the Company stepped up market expansion and drove scale development in key innovative businesses, such as Cloud Computing, Big Data and the Internet of Things (“IoT”), accruing energy for highly efficient and sustainable development in the future. Focusing on key sectors such as government affairs, education, medical and healthcare, finance, transportation and tourism, and actively bringing into play the complementary resources and business synergies afforded by strategic investors with in-depth business and capital cooperation, the Company fostered differentiated advantages. The Company strengthened talent development and acquisition. It created system and mechanism segregated from the traditional business and implemented the sharing of incremental return, with a view to stimulating instinctive innovative vibrancy and momentum. The building of the innovative platform for government and enterprise customers was expedited. The end-to-end core capabilities such as innovative product R&D for government and enterprise market, centralised processing and operation support were developed to facilitate the growth of innovative business in the future with economy of scale.

In 2018, the Company’s innovative business was gradually becoming the key driver of revenue growth. For the full year, the industry Internet business reported revenue of RMB23.0 billion, representing a 45% growth, year-on-year, and increasing to 8.7% as a percentage of service revenue. ICT revenue reached RMB5.6 billion, up by 69%, year-on-year. IDC and Cloud Computing revenue reached RMB14.7 billion, up by 33%, year- on-year. IoT revenue reached RMB2.1 billion and Big Data revenue reached RMB0.6 billion, representing year-on-year growth of 48% and 284%, respectively. Benefitting from notable improvements in the broadband service and growth in innovative services, the Company’s fixed-line service revenue amounted to RMB96.3 billion, up by 6.0% year- on-year.

NETWORK CONSTRUCTION

Precise and efficient construction of premium networks to foster network competitiveness

In 2018, the Company persisted in return-oriented precise investment, focusing on key services and regions and taking advantage of Big Data, with a view to swiftly responding to market demands while assuring effective and fast business growth.

We continued to perfect our 4G network coverage and quality, in order to provide a solid foundation for “4G+5G” premium network. In connection with our broadband network, we emphasised in raising network resources utilisation. In the northern regions, the Company strived to maintain our leadership in coverage, quality and experience, while in the southern regions, it focused on enhancing network capabilities through private capital cooperation in high-value regions. We were also eyeing opportunities presented by cloud- network integration and corporate informatisation, as we endeavoured to build “premium networks for government and enterprise customers” and enhance coverage of commercial buildings in order to stay ahead in cloud-network synergy.

In 2018, the Company added 0.14 million 4G base stations to bring the total number of 4G base stations to 0.99 million. FTTH ports accounted for 82% of the total fixed-line broadband ports, while the percentage of FTTH subscribers to total broadband subscribers reached 82%. There had been ongoing improvement of network quality and customer perception in our focused regions and continued growth in Net Promoter Score (NPS) for both mobile network and fixed-line broadband. We also maintained industry-leading average uplink and downlink speeds in 4G networks and the industry-best indicators in network latency.

Proactive deployment of 5G scale trial to advance industry ecosystem

In December 2018, the Ministry of Industry and Information Technology consented to China Unicom to use the frequency band of 3500–3600MHz nationwide for launching the trial of 5G mobile communications system.

The Company is actively promoting 5G network and industry applications trial in key cities and plans to expand the scale of trial as appropriate based on the testing results and maturity of equipment. It will track closely the progress of the industry and strengthen the synergetic development of terminal, network and business, riding on the benefits of the value chain advantages of 3.5GHz. It concurrently promotes the maturity of the value chain of Non- Standalone (NSA)/Standalone (SA). The Company will closely monitor the schedule of 5G licensing and accelerate the upgrade of the auxiliary facilities for 5G. The Company is taking an active approach in researching and driving network co-building and co-sharing of 5G with various cooperation modes to lower the network construction cost. Upholding the principle of open cooperation and win-win development, the Company joins hands with the value chain to enjoy the new bonus to be brought by 5G.

Looking ahead, the Company will maintain precise investment with due regards to the technological advancement, regulatory policies, market demand and competitive landscape, etc.

MIXED-OWNERSHIP REFORM

In 2018, the Company fully upheld the principles to “enhance governance, strengthen incentives, protrude core businesses and raise efficiency” and deepened the implementation of mixed-ownership reform. Improvements were made to our corporate governance structure. We carried out in-depth cooperation, introduced innovative business models and drove synergetic development with strategic investors. Unicom A Share Company employee share incentive scheme was implemented. Mechanisms and systems were further transformed and the market-oriented incentive mechanism was further optimised. Mixed-ownership reform started delivering bonus.

Leveraging external resources and capability to boost new energy for innovative development

The Company actively advanced comprehensive and in-depth cooperation with strategic investors. It actively identified and consolidated the resource edges of various parties to facilitate complementary use of strengths and create win-win for all parties. Efforts were made to drive the integrated development of the value chain for key businesses, boosting new energy for the Company’s operational transformation and innovative reform.

During the year, cooperation in Internet touchpoints with Tencent, Alibaba, Baidu, JD.com and Didi, etc was deepened to facilitate precise and effective acquisition of new customers. Our 2I2C subscriber base reported a net addition of 44 million subscribers for the full year to bring the total to about 94 million subscribers. In connection with content aggregation, premium video contents from Baidu, iQIYI and Tencent, among others, were introduced to enhance the competitiveness of our IPTV and mobile video content business. In industry Internet, the Company focused on Cloud Computing, Big Data, Internet of Things and Artificial Intelligence (AI), promoting in-depth cooperation with Tencent, Baidu, Alibaba, JD.com and Didi, etc. We entered into cooperation with Alibaba and Tencent for public cloud products, branded “WO Cloud”, and hybrid cloud products. In deepening capital cooperation, we set up joint ventures, namely Yunlizhihui Technology, Yunjing Wenlv Technology and Yunjizhihui Technology, with Alibaba, Tencent and Wangsu respectively, aiming to better capture the market opportunities in industry Internet with an asset-light business model and accrue energy for our innovative development in the future.

Taking the opportunity presented by mixed-ownership reform to deepen the innovative reform of systems and mechanisms

Focusing on the enhancement of vibrancy and efficiency, the Company continued to deepen the innovative reform of its systems and mechanisms. Streamlining was advanced as a normalised initiative and staff were encouraged to move to sub-divided units and innovative business in an ongoing effort to optimise our organisation and staff structure. Improvements were made to our market-oriented incentives with the formation of a differentiated compensation system, staff selection and appointment mechanism linked to returns and efficiency. Unicom A Share Company employee restrictive share incentive scheme was successfully implemented to closely align the staff and shareholders’ interests with those of the Company. In 2018 and early 2019, around 810 million shares of Unicom A Share Company were issued to about 8,000 key managerial staff and core talents. Ongoing efforts were made to deepen our sub-division reform and advance mixed-ownership reform at subsidiaries to stimulate vibrancy of micro- entity. Through steady implementation of operation reforms of contract-out, our Yunnan Branch reported accelerated network construction and business growth, as well as significant enhancements in operating efficiency.

SOCIAL RESPONSIBILITY AND COMPANY HONOURS

In active fulfilment of its social responsibility, the Company firmly believes that social responsibilities should be rooted in corporate strategies, incorporated in management, and implemented through operations. Insisting on new development philosophy, the Company seeks to better meet the ever-increasing demand of the public for a pleasant information and communication life. It continued to improve its corporate governance, and ensured that its operations were compliant and its duties were duly performed. It built smart premium networks with craftsmanship, actively contributing to the development of China into a cyber superpower. The Company insisted on eco-friendly low-carbon construction, and continued to promote co-building and co-sharing of telecommunication infrastructure, while safeguarding network security to create a secure and clean cyberspace. In accordance with the principle of “All for Customers”, the Company provided customers with a rich variety of smart products and smart applications, bringing them a convenient and cosy life. It actively laid the groundwork for developing cutting-edge smart technologies to propel the in-depth integration between information technology and the real economy, with a view to facilitating the transformation and upgrade of traditional industries, the economy and the society. The Company has been contributing to the creation of a smart Winter Olympics and giving new energy to its successful organisation. The Company conducted targeted poverty alleviation in an effort to share benefits with people in the society. It cared for the well- being of its staff, and protected their basic rights. It also placed a strong emphasis on staff training to facilitate their growth and development.

In 2018, the Company received a number of accolades, including “Asia’s No. 1 Best Managed Telecommunications Company” awarded by FinanceAsia, “Platinum Award for Excellence in Environmental, Social and Governance” by The Asset, “The Best of Asia – Icon on Corporate Governance” by Corporate Governance Asia, and “Asia’s No. 1 Most Honored Telecom Company” by Institutional Investor for three years in a row.

OUTLOOK

At present, China’s economic development is entering a new era with a faster pace in the upgrade of new information and communication technologies, while global carriers are also stepping up with network upgrades and business transformation, providing ample opportunities for the development of the industry. The mixed-ownership reform has powered up the Company with differentiated advantages, bringing invaluable opportunities for development. Meanwhile, the Company is also facing the downward pressure in its traditional services, challenges arising from intensified market competition and the implementation of “Speed Upgrade and Tariff Reduction” policies, etc, prompting the Company to further deepen its Internet-oriented transformation and accelerating the pace of high quality development.

In the future, the Company will seize opportunities and tackle challenges as it puts the new development philosophy into practice, deepens the execution of the Strategy of Focus, Innovation and Cooperation and deeply advances mixed-ownership reform. We intend to unleash more institutional benefits brought by New Governance, activate greater internal vibrancy with New DNA, achieve better efficiency and returns with New Operation, tap into the broader blue ocean with New Energy, and put together greater synergetic advantages with New Ecology. We endeavor to chart new heights in China Unicom’s “Five New” establishment and high quality development. The Company will resolutely carry out its Internet-oriented operation transformation, ensure stable development of its fundamental business and enlarge the scale of the innovative business in a bid to drive continuous business growth as a whole. We will build premium networks with precision and efficiency. We will actively engage in preparation for 5G while continuing to improve our 4G network and simplify our 2G/3G networks to provide solid assurance for business development. Innovative reforms relating to organisational structure, human resources, sub-division contract-out, mixed-ownership reform at subsidiaries will be advanced deeply. We will endeavor to overcome hurdles in system and mechanism and stimulate vitality of micro-entity, thereby boosting our overall internal vibrancy for development. Ongoing efforts will be made to strengthen operation management and risk control. The Company will advance cost reduction and efficiency enhancement to continuously improve operating effectiveness and competitive strengths to drive greater value for all shareholders.

Lastly, on behalf of the Board of Directors, I would like to express our sincere gratitude to all shareholders, customers and fellows across society for their support of the Company, and to all employees for their continuous dedication and contribution along the way!

Wang Xiaochu

Chairman and Chief Executive Officer

Hong Kong, 13 March 2019

Note 1:

EBITDA represents profit for the year before finance costs, interest income, shares of net profit of associates, share of net profit of joint ventures, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company.

Note 2:

In August 2018, China Tower Corporation Limited (“Tower Company”), an associate company of the Company, was listed on the Hong Kong Stock Exchange with the issuance of new shares, leading to a change in the shareholding percentage of the Company in Tower Company and the share of net profit of associates accounted for under equity method to increase by RMB1,474 million.

Business Overview

In 2018, the Company deepened execution of the Strategy of Focus, Innovation and Cooperation and innovated business model to build an integrated O2O new retail system, in an enhanced effort to drive its transformation into an Internet-oriented operation, against the backdrop of profound changes in market environment, regulatory policy adjustments such as “Speed Upgrade and Tariff Reduction”, intense competition in the industry, as well as challenges in operation and development.

MOBILE SERVICE

In 2018, China Unicom deepened its Internet-oriented transformation and proactively promoted China Unicom’s “Five New” establishment, creating a new stage of development. The establishment of an integrated O2O channel regime came into full swing, as the Company made vigorous efforts to expand cross-sector touchpoints. Sub-division contracting on all fronts were introduced with a view to motivating frontline staff, to better identifying the critical needs of customers and create new demands. Internet services dedicated products were developed and continued to get upgraded and optimised with key products such as Tencent King Card and “ice-cream package” were promoted in full efforts, contributing to the growth in both revenue and return. The innovative online acquisition models were adopted to broaden and strengthen our online marketing ability enabling continuous expansion of our 2I2C business scale. The Company focused on VIP customers in key sector, leveraging “informatisation platforms + application privileges” as teaser supported by the Internet-oriented marketing tools and the synergetic O2O marketing model, to increase revenue contributions from vertical customers. Mobile billing subscribers witnessed a net addition of 30.87 million in the full year to a total of approximately 320 million. Mobile billing subscriber ARPU was RMB45.7. Mobile handset data traffic reached approximately 21.68 billion GB, up by 179% year-on-year.

FIXED-LINE SERVICE

Enriched video content and home service products in our fixed-line broadband offering, as well as the optimised broadband bundling package system, supported the Company to proactively counter competition. A nationwide marketing campaign entitled “New Video, High Quality and Toll-free Experience” was launched. Improvements were made to our online sales capability and our middle-office support, as the Company made great effort to develop e-commerce model for broadband service. The Company was committed to enhancing subscriber retention through measures such as increasing bundling penetration, top up with video services, extending contract period, value enhancement and other measures. Meanwhile, based on the need of integrated home communication services, the Company leveraged home network building service, its network edges and the capabilities of the strategic partners in mixed-ownership reform, to explore opportunities in the home Internet and thus developing a new revenue driver. The number of broadband subscribers witnessed a net addition of 4.34 million to a total of 80.88 million. Broadband access ARPU was RMB44.6. FTTH subscriber penetration reached 82%, up by 4.5 percentage points year-on-year. The number of fixed-line local access subscribers decreased by 4.10 million to 55.90 million.

Industry Internet Service focuses cloud service as the driver, a new integrated marketing model featuring “Cloud + Smart Network + X” targeting government and enterprise customers emerged. In 2018, revenue from cloud services amounted to RMB0.96 billion, up by 99% year-on-year. In connection with Big Data business, the Company focused on enhancement in core capabilities around products, platforms and R&D and achieved breakthrough in various sectors such as government affairs, finance, transportation and tourism, and security. Big Data revenue was RMB0.61 billion for 2018 which represented a year-on-year growth of 284%. In IoT business, the Company focused on the areas such as smart city, smart wearable devices, Internet of Vehicles and smart manufacturing, and strengthened the servicing abilities in relation to connectivity management platforms and enabling application, in order to create end-to-end solutions. The Company served 0.11 billion connections and achieved revenue of RMB2.08 billion in 2018, representing a year-on-year growth of 48%. Our IT service focused on vertical empowerment for key sectors and the full-scale enhancement of our key proprietary capabilities, as we announced a range of industrial Internet applications, such as one-stop government services, smart Party organisation development, smart river-chief integrated management platform, medical imaging cloud and others. Revenue for IT service in 2018 amounted to RMB5.61 billion, up by 69% year-on-year.

NETWORK CAPABILITIES

In 2018, the Company fully implemented the “Focus Strategy”, promoted the scientific and return- driven construction methodology and actively explored new models for Internet-oriented network construction, operation and optimisation, with a view to building a premium network with quality coverage and high speed connection trusted by customers. As at the end of 2018, the Company had a total of 0.99 million 4G base stations in operation and its 4G network coverage in towns and villages reached 91%. The Company continued to expand its fixed-line network coverage to new area and stepped up the network upgrade in area with PON+LAN. The number of broadband access ports amounted to 0.21 billion, of which 82% were FTTX access ports. For the transmission network, WDM/ OTN production capacity was increased by 1.982 million wavelength km, while new optical fibre backbone trunk lines with a total distance of 4,781 cable km, translating to 267,000 fibre-length km.

The Company continued to optimise its international network deployment. As at the end of 2018, its international submarine cable resource capacity reached 21.8T, while its international outbound Internet capacity reached 2.2T with a homebound bandwidth of 2.4T. International roaming covered 616 operators in 253 countries and regions.

MARKETING

Branding

In 2018, the Company leveraged major events such as Winter Olympics, World Cup and World Table Tennis Championships to strengthen its brand image and the promotion of its key services such as 5G, mobile and broadband services. The Company continued to promote and enhance business reputation through target communications via online platforms, as well as innovative offline promotion activities. Meanwhile, the Company planned the launch of the “WO” branded animated cartoon character and the smart alliance, further cultivating an Internet- oriented brand image.

Marketing Strategies

In 2018, the Company strengthened the awareness of threat and proactively responded to competition with the effort at every level, as if it were the final battle. The Company persisted in carrying forward both the effective traditional models and the innovative models, in diversifying the development of channels as well as efficiency and quality enhancement. While attaching importance to both public and corporate markets, the Company focused on key services and delivered with in-depth and thorough efforts. The Company retained and expanded the subscriber base through the snowballing effect: from one to many, and from single to bundled services. New subscribers were acquired through channel empowerment, touchpoint expansion and breakthrough in specialised government and enterprise projects. The Company strengthened the effort in customer retention with immense effort to enhance value. In connection with e-channels, the Company sought cooperation in broader scope and greater depth, as we leveraged the great publicity of our partners and opportunities afforded by various festivals to conduct joint marketing, in order to maintain expansion scale of our 2I2C. Public cloud products under the brand of “WO Cloud” were co-developed with partners such as Alibaba and Tencent, while joint venture companies were set up with Alibaba and Wangsu, respectively, to develop new integrated marketing models for government and enterprises.

Channel Strategies

In 2018, the Company focused on the development of a new integrated O2O retail system with “ecology-oriented, Big Data, integrated, experience- rich” characteristics. In online operation, touchpoint cooperation was further expanded to increase the ability to attract and acquire subscribers from peers. Base on mobile channels, the Company built its proprietary touchpoint networks in a major effect to enhance our ability in online channel cooperation and centralised operation, with a view to developing the online channel into the major channel for value creation and generating incremental revenue and higher efficiency. In offline operation, the distribution of self-controlled stores was optimised and ongoing efforts were made to improve the mix of open channels, so as to ensure sound, Internet-oriented transformation of traditional channels.

Customer Care

In 2018, driven by NPS score and customer experience, the Company developed an integrated operation and management system to accelerate the progress of Internet-oriented development of our services and the customer-oriented reforms of key processes. Specific programmes focused on tackling of the critical and crucial issues of customers were also launched. As at the end of the year, NPS for mobile and broadband improved by 5.1 and 9.5 points, respectively, indicating continuous enhancement of customer perception.

FINANCIAL OVERVIEW

OVERVIEW

In 2018, the Company comprehensively deepened the implementation of “Focus Strategy”. The Company’s revenue was RMB290.88 billion in 2018, up by 5.8% year-on-year, of which service revenue improved steadily and reached RMB263.68 billion, up by 5.9% year-on-year. Net profit1 was RMB10.20 billion, up by RMB8.37 billion year-on-year.

In 2018, net cash flow from operating activities was RMB92.39 billion. Capital expenditure was RMB44.87 billion. Liabilities-to-assets ratio was 41.8% as at 31 December 2018.

REVENUE

In 2018, the Company’s revenue was RMB290.88 billion, up by 5.8% year-on-year, of which, service revenue accounted for RMB263.68 billion, up by 5.9% year-on-year.

The table below sets forth the composition of service revenue, and the percentage contribution of each service to total service revenue for the years of 2018 and 2017:

	2018		2017
(RMB in billions)	Total amount	As a percentage of service revenue	Total amount	As a percentage of service revenue
Service revenue	263.68	100.0%	249.02	100.0%
Include: Voice service	46.06	17.5%	53.52	21.5%
Non-voice service	217.62	82.5%	195.50	78.5%

Voice Service

In 2018, service revenue from the voice service was RMB46.06 billion, down by 13.9% year-on-year.

Non-Voice Service

In 2018, service revenue from the non-voice service was RMB217.62 billion, up by 11.3% year-on-year.

COSTS AND EXPENSES

In 2018, total costs and expenses amounted to RMB277.80 billion, up by 2.0% year-on-year.

The table below sets forth the items of the costs and expenses and their respective percentage of the revenue for the years of 2018 and 2017:

	2018		2017
(RMB in billions)	Total amount	As a percentage of revenue	Total amount	As a percentage of revenue
Total costs and expenses	277.80	95.50%	272.24	99.06%
Operating costs	281.75	96.86%	270.89	98.57%
Include: Interconnection charges	12.58	4.32%	12.62	4.59%
Depreciation and amortisation	75.78	26.05%	77.49	28.20%
Network, operation and support expenses	55.08	18.93%	54.51	19.83%
Employee benefit expenses	48.14	16.55%	42.47	15.45%
Costs of telecommunications products sold	27.60	9.49%	26.64	9.69%
Selling and marketing expenses	35.17	12.09%	34.09	12.40%
General, administrative and other expenses	27.40	9.43%	23.07	8.41%
Finance costs, net of interest income	-0.09	-0.03%	4.09	1.49%
Share of net profit of associates	-2.48	-0.85%	-0.89	-0.32%
Share of net profit of joint ventures	-0.60	-0.21%	-0.57	-0.21%
Other income-net	-0.78	-0.27%	-1.28	-0.47%

Interconnection charges

The interconnection charges amounted to RMB12.58 billion in 2018, down by 0.3% year-on-year and, as a percentage of revenue, decreased from 4.59% in 2017 to 4.32% in 2018.

Depreciation and amortisation

Depreciation and amortisation charges were RMB75.78 billion in 2018, down by 2.2% year-on- year and, as a percentage of revenue, decreased from 28.20% in 2017 to 26.05% in 2018.

Network, operation and support expenses

Network, operation and support expenses were RMB55.08 billion in 2018, up by 1.0% year-on-year and, as a percentage of revenue, decreased from 19.83% in 2017 to 18.93% in 2018.

Employee benefit expenses

As a result of the improved operating results, the Company’s employee benefit expenses amounted to RMB48.14 billion in 2018, up by 13.4% year-on-year and, as a percentage of revenue, changed from 15.45% in 2017 to 16.55% in 2018.

Cost of telecommunications products sold

Costs of telecommunications products sold amounted to RMB27.60 billion and revenue from sales of telecommunications products amounted to RMB27.19 billion in 2018. Loss on sales of telecommunications products was RMB0.41 billion, of which handset subsidy cost amounted to RMB0.96 billion in 2018, down by 23.7% year-on-year.

Selling and marketing expenses

Selling and marketing expenses were RMB35.17 billion in 2018, up by 3.2% year-on-year and, as a percentage of revenue, decreased from 12.40% in 2017 to 12.09% in 2018.

General, administrative and other expenses

General, administrative and other expenses were RMB27.40 billion in 2018, up by 18.7% year-on-year and, as a percentage of revenue, changed from 8.41% in 2017 to 9.43% in 2018.

Finance costs, net of interest income

Finance costs, net of interest income, was RMB-0.09 billion in 2018, down by 102.1% year-on-year.

Other income-net

Other income-net was RMB0.78 billion in 2018, down by RMB0.50 billion year-on-year.

EARNINGS

Profit before income tax

In 2018, the Company’s profit before income tax was RMB13.08 billion, up by RMB10.49 billion year- on-year.

Income tax

In 2018, the Company’s income tax was RMB2.82 billion and the effective tax rate was 21.6%.

Net profit

In 2018, the Company’s net profit1 was RMB10.20 billion, up by RMB8.37 billion year-on-year. Basic earnings per share was RMB0.333, up by 347.9% year-on-year.

EBITDA2

In 2018, the Company’s EBITDA was RMB84.91 billion, up by 4.3% year-on-year. EBITDA as a percentage of service revenue was 32.2%, down by 0.5 percentage points year-on-year.

CAPITAL EXPENDITURE AND CASH FLOW

In 2018, capital expenditure of the Company totaled RMB44.87 billion, which mainly consisted of investments in mobile network, broadband and data, and infrastructure and transmission network etc. In 2018, the Company’s net cash inflow from operating activities was RMB92.39 billion. Free cash flow was RMB47.52 billion after the deduction of the capital expenditure.

The table below sets forth the major items of the capital expenditure in 2018.

	2018
RMB (in billions)	Total amount	As percentage
Total	44.87	100.0%
Include: Mobile network	18.73	41.7%
Broadband and data	9.16	20.4%
Infrastructure and transmission network	10.32	23.0%
Others	6.66	14.9%

BALANCE SHEET

The Company’s total assets changed from RMB571.98 billion as at 31 December 2017 to RMB540.32 billion as at 31 December 2018. Total liabilities changed from RMB267.64 billion as at 31 December 2017 to RMB226.03 billion as at 31 December 2018. The liabilities-to-assets ratio down by 46.8% as at 31 December 2017 to 41.8% as at 31 December 2018. The debt-to-capitalisation ratio down by 19.5% as at 31 December 2017 to 11.3% as at 31 December 2018. The net debt-to-capitalisation ratio was 2.8% as at 31 December 2018.

Note 1:	Net profit represented the profit attributable to equity shareholders of the Company.

Note 2:

EBITDA represents profit for the year before finance costs, interest income, shares of net profit of associates, share of net profit of joint ventures, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company.

DIRECTORS AND SENIOR MANAGEMENT

Wang Xiaochu

Chairman and Chief Executive Officer

Aged 60, was appointed in September 2015 as an Executive Director, Chairman and Chief Executive Officer of the Company. Mr. Wang, a professor level senior engineer, graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Communications Corporation, an Executive Director, Chairman and Chief Executive Officer of China Telecom Corporation Limited, Chairman and President of China Telecommunications Corporation, and Chairman and a Non-Executive Director of China Communications Services Corporation Limited. In addition, Mr. Wang also serves as a Director of Telefónica S.A. (listed on various stock exchanges including Madrid, New York and London), the Chairman of China United Network Communications Group Company Limited (“Unicom Group”), China United Network Communications Limited (“A Share Company”) and China United Network Communications Corporation Limited (“CUCL”), respectively. Mr. Wang has extensive experience in management and telecommunications industry.

Li Guohua

Executive Director and President

Aged 59, was appointed in August 2018 as Executive Director and President of the Company. Mr. Li is a Senior Economist, obtained an MBA degree from Nanchang University and University of Poitiers, France in 1999. Mr. Li served as a Deputy Chief of the Jiangxi Posts and Telecommunications Administration Bureau, a Deputy Chief and the Chief of the Jiangxi Post Bureau, a Deputy Post Master General of the State Post Bureau, Deputy President and President of China Post Group, a Non-Executive Director and the Chairman of the Board of Directors of Postal Savings Bank of China Co., Ltd. (listed on the Hong Kong Stock Exchange), etc. Mr. Li is a Director and General Manager of Unicom Group, a Director, President and General Counsel of A Share Company, a Director and President of CUCL. Mr. Li has extensive experience in management.

Li Fushen

Executive Director

Aged 56, was appointed in March 2011 as an Executive Director of the Company. Mr. Li graduated from the Jilin Engineering Institute in 1988 and received a master’s degree in management from the Australian National University in 2004. Mr. Li served as Deputy General Manager of the former Jilin Provincial Telecommunications Company and Jilin Communications Company, General Manager of the Finance Department and the Chief Accountant of China Network Communications Group Corporation, Chief Financial Officer, Executive Director and Joint Company Secretary of China Netcom Group Corporation (Hong Kong) Limited, Vice General Manager and Chief Accountant of Unicom Group and Senior Vice President and Chief Financial Officer of the Company. In addition, Mr. Li also serves as a Non-Executive Director and the Deputy Chairman of the Board of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc.), a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee-manager of the HKT Trust), a Director of Unicom Group, a Director of A Share Company, as well as a Director of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.

Shao Guanglu

Executive Director and Senior Vice President

Aged 54, was appointed in March 2017 as an Executive Director of the Company. Mr. Shao was appointed in April 2011 as a Senior Vice President of the Company. Mr. Shao, a professor level senior engineer, graduated from Harbin Institute of Technology in 1985. Mr. Shao received a master’s degree in engineering and a master’s degree in economics from Harbin Institute of Technology in 1988 and 1990 respectively, a master’s degree in management from BI Norwegian Business School in 2002 and a doctor’s degree in management from Nankai University in 2009. Mr. Shao joined Unicom Group in February 1995. In addition, Mr. Shao also serves as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc.), a Non-Executive Director of China Communications Services Corporation Limited (listed on the Hong Kong Stock Exchange), a Non-Executive Director of China Tower Corporation Limited (listed on the Hong Kong Stock Exchange), a Vice General Manager of Unicom Group, a Senior Vice President of A Share Company, a Director and Senior Vice President of CUCL, a member of board of directors of Open Networking Foundation and deputy director of Communications Science and Technology Committee of MIIT. Mr. Shao has worked in the telecommunications industry for a long period of time and has extensive management experience.

Mai Yanzhou

Senior Vice President

Aged 50, was appointed in February 2018 as a Senior Vice President of the Company. Mr. Mai, a professor level senior engineer, graduated from Zhengzhou University in 1991 and received a master’s degree in Electronics and Information Engineering from Beijing University of Posts and Telecommunications in 2002. Mr. Mai served as Deputy General Manager of Guangdong Branch of China Network Communications Group Corporation, Deputy General Manager of Guangdong Branch, General Manager of Fujian Branch, as well as General Manager of Liaoning Branch of Unicom Group. Mr. Mai served as a Delegate to the 12th National People’s Congress. Mr. Mai also serves as Vice General Manager of Unicom Group, Senior Vice President of A Share Company as well as Director and Senior Vice President of CUCL. Mr. Mai has extensive experience in management and telecommunications industry.

Liang Baojun

Senior Vice President

Aged 49, was appointed in February 2018 as a Senior Vice President of the Company. Mr. Liang, a professor level senior engineer, graduated from Changchun Institute of Posts and Telecommunications in 1991, received a master’s degree in Engineering from Beijing University of Posts and Telecommunications in 1998 and an executive master’s degree of Business Administration from Tsinghua University in 2006. Mr. Liang served as Deputy General Manager of Beijing Branch of China Telecom Corporation Limited, as well as General Manager of Henan Branch, General Manager of Corporate Informatisation Department, General Manager of Government and Enterprise Customers Department of China Telecommunications Corporation. Mr. Liang also serves as Vice General Manager of Unicom Group, Senior Vice President of A Share Company as well as Director and Senior Vice President of CUCL. Mr. Liang has extensive experience in management and telecommunications industry.

Zhu Kebing

Executive Director and Chief Financial Officer

Aged 44, was appointed in August 2018 as Executive Director and Chief Financial Officer of the Company. Mr. Zhu is a Senior Accountant, graduated from Northeastern University in 1997 and received a Professional Accountancy master’s degree from Chinese University of Hong Kong in 2011. Mr. Zhu previously worked as Deputy Head of the Financial Department, General Manager, Budgeting Controller and Asset Management Controller of the Operation and Financial Department of Baosteel Group Co., Ltd., the Chief Financial Officer, Board Secretary and Supervisor of Baoshan Iron and Steel Co., Ltd. (listed on the Shanghai Stock Exchange), a General Manager of the Industry Finance Development Center of China Baowu Steel Group Corporation Limited, a Director of Shanghai Baosight Software Co., Ltd. (listed on the Shanghai Stock Exchange), General Manager of Hwabao Investment Co., Ltd., a Non-Executive director of China Pacific Insurance (Group) Co., Ltd. (listed on the Hong Kong Stock Exchange), Director of Sailing Capital International Investment Fund (Shanghai), Director of Sailing Capital Management Co., Ltd., Director of Siyuanhe Equity Investment Management Co., Ltd. and the Vice President of PE Association of Shanghai etc. Meanwhile, he also serves as a Non- Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc.), a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee-manager of the HKT Trust), Chief Accountant of Unicom Group, the Chief Financial Officer and Board Secretary of A Share Company, the Director and the Chief Financial Officer of CUCL, as well as the Directors of certain members of the Group. Mr. Zhu has extensive experience in board secretary, corporate finance and investment management.

Fan Yunjun

Senior Vice President

Aged 46, was appointed in January 2019 as a Senior Vice President of the Company. Mr. Fan, a senior engineer, received a doctorate degree of Engineering in Signal and Information Processing from Beijing University of Posts and Telecommunications in 1998. Mr. Fan served as a Director and Vice General Manager of China Mobile Group Beijing Company Limited, the Chairman and Chief Executive Officer of CMPak Limited, the Chairman of China Mobile Hong Kong Company Limited, the Chairman and Chief Executive Officer of China Mobile International Limited, the Chairman and General Manager of China Mobile Group Beijing Company Limited. Mr. Fan also serves as a Vice General Manager of Unicom Group, a Senior Vice President of A Share Company as well as a Director and Senior Vice President of CUCL. Mr. Fan has extensive experience in management and telecommunications industry.

Cesareo Alierta Izuel

Non-Executive Director

Aged 73, was appointed in October 2008 as a Non-Executive Director of the Company. Mr. Alierta is Executive Chairman of Telefónica Foundation and Profuturo Foundation, Trustee of Caixa d’Estalvis i Pensions de Barcelona Banking Foundation (la Caixa). He is also the Chairman of the Social Board of the UNED (National Long Distance Spanish University) and member of the Columbia Business School Board of Overseers. Between 1970 and 1985, he served as General Manager of the Capital Markets division at Banco Urquijo in Madrid. He was the founder and Chairman of Beta Capital. Since 1991, he has also acted as Chairman of the Spanish Financial Analysts’ Association. He was also a member of the Board of Directors and the Standing Committee of the Madrid Stock Exchange. Between 1996 and 2000, he served as Chairman of Tabacalera, S.A., and subsequently Altadis following the company’s merger with the French group Seita. Between January 1997 and May 2017, he was a member of the Board of Directors of Telefónica S.A. (listed on various stock exchanges including Madrid, New York and London). Between July 2000 and April 2016, he served as Executive Chairman of Telefónica S.A.. Mr. Alierta served as a Non-Executive Director of China Netcom during the period from December 2007 to November 2008. From April 2008 to December 2013 he was a member of the Board of Directors of Telecom Italia, S.p.A.. Between September 2010 and June 2016, Mr. Alierta served as a member of the Board of Directors of International Consolidated Airlines Group (IAG, listed on the stock exchanges of Madrid and London). Between October 2017 and March 2018, Mr. Alierta served as a member of the Board of Directors of Mediobanca S.p.A. (listed on Milan stock exchange). Between June 2016 and April 2018, Mr. Alierta served as a member of the Board of Directors of Telefónica Audiovisual Digital, S.L.U.. In September 2005, Mr. Alierta received “The Global Spanish Entrepreneur” award from the Spanish/US Chamber of Commerce. Mr. Alierta holds a degree in law from the University of Zaragoza and received a master’s degree in business administration (MBA) at the University of Columbia (New York) in 1970.

Cheung Wing Lam Linus

Independent Non-Executive Director

Aged 70, was appointed in May 2004 as an Independent Non-Executive Director of the Company. Mr. Cheung is Independent Non- Executive Directors of HKR International Limited (listed on the Hong Kong Stock Exchange) and Sotheby’s (listed on the New York Stock Exchange). Mr. Cheung was a member of the University of Hong Kong Council, Chairman of the Council of Centennial College, a member of the Board of Governors of Centennial College, Chairman of the University of Hong Kong School of Professional and Continuing Education, Chairman of Asia Television Limited, Deputy Chairman of PCCW Limited, an Independent Non-Executive Director of Taikang Life Insurance Company Limited, as well as President of the Chartered Institute of Marketing (Hong Kong Region). Prior to the merger of Pacific Century Cyberworks Limited and Hong Kong Telecom Limited, Mr. Cheung was the Chief Executive of Hong Kong Telecom Limited and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr. Cheung worked at Cathay Pacific Airways for 23 years, leaving as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung received a bachelor’s degree in social sciences and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.

Wong Wai Ming

Independent Non-Executive Director

Aged 61, was appointed in January 2006 as an Independent Non-Executive Director of the Company. Mr. Wong is Executive Vice President and Chief Financial Officer of Lenovo Group Limited (listed on the Hong Kong Stock Exchange and the New York Stock Exchange). Prior to his current executive position at Lenovo Group Limited, Mr. Wong was the Chief Executive Officer and Executive Director of Roly International Holdings Limited. Mr. Wong was previously an investment banker with over 15 years of experience in investment banking business in Greater China and was a member of the Listing Committee of The Stock Exchange of Hong Kong Limited. Mr. Wong is a chartered accountant and holds a bachelor’s degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.

Chung Shui Ming Timpson

Independent Non-Executive Director

Aged 67, was appointed in October 2008 as an Independent Non-Executive Director of the Company. Mr. Chung is a member of the National Committee of the 13th Chinese People’s Political Consultative Conference. He is also the Pro-Chancellor of the City University of Hong Kong. Besides, Mr. Chung is an Independent Non-Executive Director of Glorious Sun Enterprises Limited, The Miramar Hotel & Investment Co. Limited, China Overseas Grand Oceans Group Limited, China Everbright Limited, China Construction Bank Corporation, Jinmao Hotel and Jinmao (China) Hotel Investments and Management Limited (formerly known as “Jinmao Investments and Jinmao (China) Investments Holdings Limited”), China Railway Group Limited and Orient Overseas (International) Limited (all listed on the Hong Kong Stock Exchange). From October 2004 to October 2008, Mr. Chung served as an Independent Non-Executive Director of China Netcom. Formerly, he was the Chairman of China Business of Jardine Fleming Holdings Limited and the Deputy Chief Executive Officer of BOC International Limited. He was also the Director-General of Democratic Alliance for the Betterment and Progress of Hong Kong, the Chairman of the Advisory Committee on Arts Development, the Chairman of the Council of the City University of Hong Kong, the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Land Fund Advisory Committee of Hong Kong Special Administrative Region Government, a member of the Managing Board of the Kowloon-Canton Railway Corporation, a member of the Hong Kong Housing Authority, a member of the Disaster Relief Fund Advisory Committee, an Independent Non-Executive Director of Henderson Land Development Company Limited and Nine Dragons Paper (Holdings) Limited, an Independent Director of China Everbright Bank Company Limited and China State Construction Eng. Corp. Ltd. and an Outside Director of China Mobile Communications Corporation. Mr. Chung holds a bachelor of science degree from the University of Hong Kong and a master’s degree in business administration from the Chinese University of Hong Kong. Mr. Chung also received an honorary doctoral degree in Social Science from the City University of Hong Kong in 2010. Mr. Chung is a fellow member of the Hong Kong Institute of Certified Public Accountants.

Law Fan Chiu Fun Fanny

Independent Non-Executive Director

Aged 66, was appointed in November 2012 as an Independent Non-Executive Director of the Company. Mrs. Law is currently a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region (“HKSAR”), the Special Adviser to the China-US Exchange Foundation, a Director of the Fan Family Trust Fund and the Honorary Principal of Ningbo Huizhen Academy. Besides, Mrs. Law is an Independent Non-Executive Director of CLP Holdings Limited and DTXS Silk Road Investment Holdings Company Limited (formerly known as “UDL Holdings Limited”), Nameson Holdings Limited and Minmetals Land Limited (all listed on the Hong Kong Stock Exchange), as well as External Director of China Resources (Holdings) Co., Limited. Mrs. Law served as a Deputy of HKSAR to the National People’s Congress of the People’s Republic of China and Chairman of the Board of Directors of Hong Kong Science and Technology Parks Corporation. Prior to her retirement from the civil service in 2007, Mrs. Law was the Commissioner of the Hong Kong Independent Commission Against Corruption. During her 30 years as an Administrative Officer, Mrs. Law has worked in many fields, including medical and health, economic services, housing, land and planning, home affairs, social welfare, civil service, transport and education. Mrs. Law graduated from the University of Hong Kong with an Honours degree in Science, and in 2009 was named an outstanding alumnus of the Science Faculty of the University of Hong Kong. She received a Master degree in Public Administration from Harvard University and was named a Littauer Fellow of Harvard University. She also holds a Master degree in Education from the Chinese University of Hong Kong and is a Fellow of The Hong Kong Institute of Directors.

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ANNUAL REPORT 2018 RECOGNITION AND AWARDS 37

RECOGNITION AND AWARDS For more information, please visit the Company’s website at www.chinaunicom.com.hk 36 RECOGNITION AND AWARDS CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2018 RECOGNITION AND AWARDS 37

36	37

CORPORATE GOVERNANCE REPORT

The Board is committed to high standards of corporate governance and recognises that good governance is vital for the long-term success and sustainability of the Company’s business. As a company incorporated in Hong Kong, the Company adopts the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), the Securities and Futures Ordinance of Hong Kong and other related laws and regulations as the basic guidelines for the Company’s corporate governance. As a company dual-listed in Hong Kong and the United States, the current articles of association are in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the regulatory requirements for non-US companies listed in the United States. These rules serve as guidance for the Company to improve the foundation of its corporate governance, and the Company strives to comply with the relevant requirements of international and local corporate governance best practices. The Company has regularly published statements relating to its internal control in accordance with the US Sarbanes- Oxley Act and the regulatory requirements of the U.S. Securities and Exchange Commission and the New York Stock Exchange to confirm its compliance with related financial reporting, information disclosure, corporate internal control requirements and other regulatory requirements. The Board is responsible for performing overall corporate governance duties.

The Company has adopted a Corporate Governance Practice which sets out the key terms of reference of the Board on corporate governance functions, including, amongst others, developing and reviewing the Corporate Governance Policy and corporate governance practices of the Company; reviewing and monitoring the training and continuous professional development of Directors and senior management; reviewing and monitoring the Company’s policies and practices on compliance with legal and regulatory requirements; developing, reviewing and monitoring the code of conduct and compliance manual applicable to employees and Directors; and reviewing the Company’s compliance with the Code.

In 2018, the Company’s continuous efforts in corporate governance gained wide recognition from the capital markets and the Company was accredited with a number of awards. The Company was voted as “Asia’s No.1 Most Honored Telecom Company” for three years in a row in “2018 All-Asia Executive Team” ranking organised by the authoritative financial magazine, Institutional Investor. Meanwhile, the Company was also honored with “Asia’s Best CEO (Telecoms) – 1st” and “Asia’s Best CFO (Telecoms) – 1st”. The Company was voted by professional investors as “Asia’s No.1 Best Managed Telecommunications Company” in “Asia’s Best Managed Companies Poll 2018” by FinanceAsia. Meanwhile, the Company was also honored with “Best CEO in China – 1st” and “Best CFO in China – 1st”. The Company was awarded “The Best of Asia – Icon on Corporate Governance” by Corporate Governance Asia. The Company was voted as “Best Overall Investor Relations (Large-Cap)” at “IR Magazine Awards – Greater China 2018”. The Company was accredited with “Platinum Award for Excellence in Environmental, Social, and Corporate Governance” and “Best Chief Executive Officer Award” in “The Asset Corporate Awards 2018”.

The Corporate Governance Code (the “Code”) as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) provides for code provisions (the “Code Provisions”) and recommended best practices with respect to (i) Directors, (ii) remuneration of Directors and senior management and evaluation of the Board of Directors (the “Board”), (iii) accountability and audit, (iv) delegation by the Board, (v) communication with shareholders and (vi) company secretary. Other than the disclosures made in the section headed “Board of Directors” below, the Company confirms that for the year ended 31 December 2018, it complied with all the Code Provisions.

BOARD OF DIRECTORS

To serve the best interests of the Company and its shareholders, the Board is responsible for reviewing and approving major corporate matters, including, amongst others, business strategies and budgets, major investments, capital market operations, as well as mergers and acquisitions. The Board is also responsible for monitoring risk management and internal control, reviewing and approving the announcements periodically published by the Company regarding its business results and operating activities.

In order to achieve a sustainable and balanced development, the Company views Board diversity as a key element for supporting its strategic goals and maintaining sustainable development. The Board membership maintains wide representation. Members of the Board consist of outstanding individuals from different professions in Mainland China, Hong Kong and overseas. As at 31 December 2018, the Board comprises ten Directors, including five executive Directors, one non-executive Director and four independent non- executive Directors. Particulars of the Directors are set out on pages 24 to 35 of this annual report. The Company believes that the Board currently comprises experts from diversified professions such as telecommunications, technology, banking, finance, investment and management, and is diversified in terms of gender, age, duration of service, educational background, professional experience, etc., which contributes to the enhanced management standard and more regulated operation of corporate governance of the Company, and results in a more comprehensive and balanced Board structure and decision-making process.

The below sets out the analysis of the composition of the Board as at 31 December 2018:

The roles and responsibilities of the Chairman and the Chief Executive Officer of the Company were performed by the same individual for the year ended 31 December 2018. The Company considers that, as all major decisions are made by the Board and relevant Board Committees after discussion, through supervision by the Board and the independent non-executive Directors together with effective internal control mechanism, the Company has achieved a balance of power and authority. In addition, the same individual performing the roles of the Chairman and the Chief Executive Officer can enhance the Company’s efficiency in decision- making and execution, effectively capturing business opportunities.

All non-executive Director and independent non- executive Directors of the Company are influential members of society and possess good knowledge and experience in different areas. They have been making positive contributions to the development of the Company’s strategies and policies through independent, constructive and informed advices. They have maintained close contact with the management and actively express constructive opinions on matters relating to the shareholders and the capital market at board meetings. These views and opinions facilitate the Board in making their decisions in the shareholders’ best interests. All independent non-executive Directors, except for their equity interests and remuneration disclosed in this annual report, do not have any business with or financial interests in the Company, its holding company or subsidiaries, and have confirmed their independence to the Company. The functions of non-executive Director and independent non- executive Directors include, amongst other things, attending board meetings, exercising independent judgements at meetings, playing a leading role in resolving any potential conflicts of interest, serving on committees by invitation and carefully examining whether the performance of the Company has reached the planned corporate targets and objectives, and monitoring and reporting on matters relating to the performance of the Company.

With respect to the nomination and appointment of new directors and senior management members, the Nomination Committee would, after considering the Company’s need for new directors and/or senior management members, identify a wide range of candidates from within the Company and the human resources market and make recommendations to the Board. The Nomination Committee will consider candidates on merit against objective criteria and with due regard to the benefits of diversity on the Board. After having obtained the consent from candidates in relation to the relevant nomination and based on the Company’s actual needs, the Board would convene a meeting, attendees of which include independent non-executive Directors and non-executive Director, to consider the qualifications of the candidates. The Directors of the Company (including non-executive Directors) are not appointed for a specific term but are subject to retirement by rotation at general meetings pursuant to the Company’s articles of association and at least once every three years.

Every newly appointed Director is provided with a comprehensive, formal and tailored induction on appointment, and would subsequently receive all briefing and professional development necessary to ensure that he/she has proper understanding of the Company’s operations and businesses, full understanding of his/her responsibilities under the statutes, the common law, the Listing Rules, applicable legal and regulatory requirements, and the Company’s business and corporate governance policies. Furthermore, formal letters of appointment setting out the key terms and conditions of the Directors’ appointment will be duly prepared.

Directors’ training is an ongoing process. The Company regularly invites various professionals to provide trainings on the latest changes and development of the legal and regulatory requirements as well as the market and/or industrial environment to Directors. In 2018, the Directors as at 31 December 2018 have participated in various training and continuous professional development activities and the summary of which is as follows:

Types of training
Executive Director
Wang Xiaochu (Chairman)	A, B
Li Guohua	A, B
Li Fushen	A, B
Shao Guanglu	A, B
Zhu Kebing	A, B
Non-Executive Director
Cesareo Alierta Izuel	A, B
Independent Non-Executive Director
Cheung Wing Lam Linus	A, B
Wong Wai Ming	A, B
Chung Shui Ming Timpson	A, B
Law Fan Chiu Fun Fanny	A, B

A:	attending relevant seminars and/or conferences and/or forums; delivering speeches at relevant seminars and/or conferences and/or forums

B:	reading or writing relevant newspapers, journals and articles relating to general economy, general business, telecommunications, corporate governance or directors’ duties

The remuneration package for executive Directors includes salary and performance-linked annual bonuses. The remuneration of executive Directors is determined by reference to their respective duties and responsibilities in the Company, their respective experience, prevailing market conditions and applicable regulatory requirements while the award of the performance-linked annual bonuses is tied to the attainment of key performance indicators or targets set by the Company. The remuneration of non-executive Directors is determined by reference to prevailing market conditions and their respective responsibilities and workload from serving as non-executive Directors and members of the board committees of the Company. The Company also adopted share option scheme for the purpose of providing long term incentives to eligible participants, including Directors (details of such share option scheme are set out in the paragraph headed “Share Option Scheme of the Company” on pages 64 to 65 of this annual report). The remuneration for each Director and the remuneration of senior management by band are disclosed on pages 143 to 144 of this annual report. In addition to the remuneration, the Company has arranged appropriate insurance coverage in respect of legal action against the Directors.

The Board has provided clear guidelines for delegation of powers and responsibilities to management. However, certain important matters must be decided only by the Board, including, but not limited to, long-term objectives and strategies, annual budget, initial announcements on quarterly, interim and final results, dividends, major investments, equity-related capital market operations, mergers and acquisitions, major connected transactions and annual internal control evaluation. The arrangements on delegation of powers and responsibilities to management are reviewed by the Board periodically to ensure that they remain appropriate to the needs of the Company.

The Board convenes meetings regularly and all Directors have adequate opportunity to be present at the meetings and to include matters for discussion in the meeting agenda. Notices of regular board meetings are delivered to the Directors at least 14 days in advance of the meetings. The Company delivers, on a best endeavor basis, all documents for regular board meetings to the Directors at least one week prior to the meetings (and ensures that all documents are delivered to the Directors no less than three days prior to the regular meetings as required by the Code Provisions).

The Company Secretary, being an employee of the Company, has day-to-day knowledge of the Company’s affairs and reports to the Chairman of the Board. He keeps close contact with all Directors and ensures that the operation of the Board and all board committees is in compliance with the procedures as set forth in the Company’s articles of association and the charters of the board committees. Additionally, the Company Secretary is responsible for compiling and regularly submitting draft minutes of board meetings and committee meetings to the Directors and committee members for their comment, and final versions of minutes for their records, within a reasonable time after the relevant meetings. Each Director may obtain advice from and the services of the Company Secretary to ensure that board procedures, and all applicable rules and regulations, are followed. Physical board meetings will be held for the selection, appointment or dismissal of the Company Secretary. To ensure the possession of up-to-date knowledge and market information to perform his duties, the Company Secretary attended sufficient professional training in 2018.

The Directors may, upon request, obtain independent professional advice at the expense of the Company. In addition, if any substantial shareholder of the Company or any Directors has significant conflicts of interest in a matter to be resolved, the Board will convene a board meeting in respect of such matter and those Directors who have conflicts of interest must abstain from voting and will not be counted in the quorum of the meeting.

All Directors are required to devote sufficient time and attention to the affairs of the Company. A culture of openness and debate are promoted in the Board and the Directors are encouraged to express their views and concerns. The Company provides monthly operating update to the Directors, so as to ensure the Directors are familiar with the Company’s latest operations. In addition, through regular board meetings and reports from management, the Directors are able to clearly understand the operations, business strategy and latest development of the Company and the industry. Besides formal board meetings, the Chairman also meets annually with non-executive Director and independent non-executive Directors, without the presence of the executive Directors, which further promotes the exchange of diversified views and opinions. In order to ensure that all Directors have appropriate knowledge of the matters discussed at the meetings, adequate, accurate, clear, complete and reliable information regarding those matters is provided in advance and in a timely manner, and all Directors have the right to inspect documents and information in relation to matters to be decided by the Board. The Directors have frequently visited various branches in Mainland China to gain better understanding of the Company’s daily operations. In addition, the Company has arranged relevant trainings for the Directors (which include training sessions conducted by professional advisers, such as lawyers and accountants, from time to time) in order to broaden their knowledge in the relevant areas and to improve their understanding of the Company’s business, legal and regulatory requirements and the latest operational technologies. The Board also conducts annual evaluation of its performance. Such efforts have improved the corporate governance of the Company.

In 2018, the Board held four board meetings and passed two written resolutions for, amongst other things, discussion and approval of important matters such as the 2017 annual results, the 2017 Form 20-F, the 2018 annual budget, the 2018 interim results, the first and the first three quarters results for 2018, corporate social responsibility report, reports on risk management and internal control, revision of annual caps for continuing connected transactions as well as the appointment of executive Directors and senior vice presidents.

Set forth below is an overview of the attendance during the year by the Board members at various meetings:

Meetings Attended/Held
	Board Meeting	Audit Committee Meeting	Remuneration Committee Meeting	Nomination Committee Meeting	Shareholders Meeting
Executive Directors
Wang Xiaochu (Chairman)	3/4	N/A	N/A	1/1	1/1
Li Guohua[2]	1/1	N/A	N/A	N/A	N/A
Li Fushen	2/4	N/A	N/A	N/A	1/1
Shao Guanglu	3/4	N/A	N/A	N/A	1/1
Zhu Kebing[2]	1/1	N/A	N/A	N/A	N/A
Lu Yimin[1]	2/2	N/A	N/A	N/A	1/1
Non-Executive Director
Cesareo Alierta Izuel	0/4	N/A	N/A	N/A	0/1
Independent Non-Executive Directors
Cheung Wing Lam Linus	4/4	4/4	1/1	N/A	1/1
Wong Wai Ming	3/4	3/4	1/1	N/A	0/1
Chung Shui Ming Timpson	3/4	3/4	0/1	0/1	1/1
Law Fan Chiu Fun Fanny	4/4	4/4	N/A	1/1	1/1

Note 1:	On 10 July 2018, Mr. Lu Yimin has resigned as executive Director of the Company.

Note 2:	On 17 August 2018, Mr. Li Guohua and Mr. Zhu Kebing were appointed as executive Directors of the Company.

Note 3:

Certain Directors (including independent non-executive Directors) did not attend the shareholders meeting and some of the meetings of the Board and committees due to other business commitments or being overseas.

In 2018, the Board performed their fiduciary duties and devoted sufficient time and attention to the affairs of the Company. The Board works effectively and performs its responsibilities efficiently with all key and appropriate issues being discussed and approved in a timely manner.

The Company has adopted the “Model Code for Securities Transactions by Directors of Listed Issuers”, as set out in Appendix 10 to the Listing Rules (the “Model Code”) to govern securities transactions by directors. Further to the specific enquiries made by the Company to the Directors, all Directors have confirmed their compliance with the Model Code for the year ended 31 December 2018.

The Directors acknowledge their responsibilities for preparing the financial statements for the year ended 31 December 2018, which give a true and fair view of the financial position of the Company as at the statement of financial position date and financial performance and cash flows of the Company for the year ended the statement of financial position date, are properly prepared on the going concern basis in accordance with relevant statutory requirements and applicable financial reporting standards. A statement of the independent auditors about their reporting responsibilities related to the financial statements is set out in the independent auditor’s report on page 90 to page 94 of this annual report.

COMMITTEES UNDER THE BOARD

The Company has established three committees of the Board under the Board, the Audit Committee, the Remuneration Committee and the Nomination Committee. Each committee has a written charter, which is available on the websites of the Company and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”). From time to time as required by the Listing Rules, the Board also establishes independent board committee for the purpose of advising and providing voting recommendations to independent shareholders on connected transactions and transactions subject to independent shareholders’ approval entered into by the Company and/or its subsidiaries. The committees are provided with sufficient resources, including, amongst others, obtaining independent professional advice at the expense of the Company, to perform its duties. The committees report their decisions or recommendations to the Board after meetings.

Audit Committee

Composition

As at 31 December 2018, the Audit Committee comprised Mr. Wong Wai Ming, Mr. Cheung Wing Lam Linus, Mr. Chung Shui Ming Timpson and Mrs. Law Fan Chiu Fun Fanny, all being independent non- executive Directors of the Company. The Chairman of the Audit Committee is Mr. Wong Wai Ming. All members of the Audit Committee have satisfied the “independence” requirements in relation to an Audit Committee member under applicable laws, regulations and rules. The Chairman of the Audit Committee is an accountant with expertise and experience in accounting and financial management. Another member of the Audit Committee is also an accountant with extensive accounting professional experience.

Major Responsibilities

The primary responsibilities of the Audit Committee include: as the key representative body, overseeing the Company’s relationship with the independent auditor, considering and approving the appointment, resignation and removal of the independent auditor; pre-approval of services and fees to be provided by the independent auditor based on the established pre-approval framework; supervising the independent auditor and determining the potential impact of non-audit services on such auditor’s independence; reviewing quarterly and interim financial information as well as annual financial statements; coordinating and discussing with the independent auditor with respect to any issues identified and recommendations made during the audits; reviewing correspondences from the independent auditor to the management and responses of the management; discussing the risk management and internal control system with the management as well as reviewing the reports on the risk management and internal control procedures of the Company. The Audit Committee also has the authority to set up a reporting system to receive and handle cases of complaints or complaints made on an anonymous basis regarding the Company’s accounting, internal control and audit matters. Any complaints on the aforementioned subject matters can be submitted by post (No. 21 Financial Street, Xicheng District, Beijing, 100033, China) or by phone (86-(010) 88091674). The Audit Committee is responsible to and regularly reports its work to the Board.

Work Completed in 2018

The Audit Committee meets at least four times each year, and assists the Board in its review of the financial statements to ensure effective risk management and internal control as well as efficient audit.

The Audit Committee held four meetings in 2018 for, amongst other things, discussion and approval of the 2017 annual results, the 2017 Form 20-F, the 2018 interim results, and the first and the first three quarters results for 2018. In addition, the Audit Committee approved in the meetings the report on risk management, the report on internal audit and internal control, the report on continuing connected transaction, the re-appointment, the audit fees and the audit plans of the independent auditor as well as the non-audit services provided by the independent auditor in 2018.

The Audit Committee has performed its duties effectively, and enabled the Board to better monitor the financial condition of the Company, supervise the risk management and internal control of the Company, ensure the integrity and reliability of the financial statements of the Company, prevent significant errors in the financial statements and ensure the Company’s compliance with the relevant requirements of the Listing Rules, the U.S. federal securities regulations and the New York Stock Exchange listing standards with respect to audit committee.

Remuneration Committee

Composition

As at 31 December 2018, the Remuneration Committee comprised Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming and Mr. Chung Shui Ming Timpson, all being independent non-executive Directors of the Company. The Chairman of the Remuneration Committee is Mr. Cheung Wing Lam Linus.

Major Responsibilities

The primary responsibilities of the Remuneration Committee include: making recommendations to the Board on the policies and structure for all Directors’ and senior management’s remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy; reviewing and approving the management’s remuneration proposals with reference to the corporate goals and objectives set by the Board; making recommendations to the Board on the remuneration packages of individual executive Directors and senior management (including benefits in kind, pension right and compensation payments, including any compensation payable for loss or termination of their office or appointment); making recommendations to the Board on the remuneration of non-executive Directors; consulting the Chairman about the remuneration proposals for other executive Directors; considering salaries paid by comparable companies, time commitment and responsibilities and employment conditions elsewhere in the Group; considering any concrete plan proposed by the management of the Company for the grant of option which has not been granted, and any plan to amend any existing option scheme of the Company; reviewing and approving compensation payable to executive Directors and senior management for any loss or termination of office or appointment to ensure that it is consistent with contractual terms; reviewing and approving compensation arrangements relating to dismissal or removal of Directors for misconduct to ensure that they are consistent with contractual terms; and ensuring that no Director or any of his/her associates is involved in deciding his/her own remuneration.

Work Completed in 2018

The Remuneration Committee meets at least once a year. The Remuneration Committee held one meeting in 2018 for, amongst other things, discussion and approval of proposal for appraisal and remuneration of senior management.

The Remuneration Committee has performed its duties effectively on reviewing and approving the proposal of appraisal of senior management, as well as making recommendations to the Board with regards to the remuneration packages for senior management.

Nomination Committee

Composition

As at 31 December 2018, the Nomination Committee comprised Mr. Chung Shui Ming Timpson, Mr. Wang Xiaochu and Mrs. Law Fan Chiu Fun Fanny. Except for Mr. Wang Xiaochu, who is the Chairman and CEO of the Company, Mr. Chung Shui Ming Timpson and Mrs. Law Fan Chiu Fun Fanny are independent non- executive Directors of the Company. The Chairman of the Nomination Committee is Mr. Chung Shui Ming Timpson.

Major Responsibilities

The primary responsibilities of the Nomination Committee include: reviewing the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and making recommendations on any proposed changes to the Board to complement the corporate strategy of the Company; identifying individuals suitably qualified to become Board members and making recommendations to the Board; formulating, reviewing and implementing the board diversity policy; assessing the independence of independent non-executive Directors; making recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors; providing advice to the Board on candidates of the senior management nominated by the CEO and on changes to the senior management of the Company.

Work Completed in 2018

The Nomination Committee meets at least once a year. The Nomination Committee held one meeting and passed two written resolutions in 2018 for, amongst other things, reviewing the structure, size and composition of the Board, assessment of the independence of independent non-executive Directors, making recommendations to the Board on the proposed re-election of Directors, the appointment of executive Directors and senior vice presidents.

The Company has adopted a policy concerning diversity of board members. The Company recognises and embraces the benefits of having a diverse Board, and notes increasing diversity at Board level as an essential element in maintaining a competitive advantage. All Board appointments are made on merit, in the context of the skills and experience the Board as a whole requires to be effective. In reviewing Board composition, the Nomination Committee will consider their professional knowledge, skills, experience and the balance of diversity of perspectives which are appropriate to the Company’s business model and specific needs. In identifying suitable candidates for appointment to the Board, the Nomination Committee will consider candidates on merit against objective criteria and with due regard to the benefits of diversity on the Board. Selection of candidates will be based on a range of diversity perspectives including but not limited to gender, age, cultural and educational background, professional experience, skills, knowledge and duration of service. The ultimate decision will be based on merit and contribution that the selected candidates will bring to the Board.

INDEPENDENT AUDITOR

KPMG is the independent auditor of the Company. Apart from audit services, it also provides other assurance and non-audit services. The other assurance and non-audit services provided by the independent auditors did not contravene the requirements of the US Sarbanes-Oxley Act and therefore enabling them to maintain the independence. The remuneration paid/payable to the independent auditor for provision of services in 2018 is as follows:

Items	Note	2018 (in RMB thousands)
Audit services	(i)	78,094
Other assurance services	(ii)	730
Non-audit services	(iii)	2,594

Notes:

(i)

Audit services in 2018 mainly included audit work in connection with the audit of the Company’s consolidated financial statements and internal control over financial reporting, pursuant to Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

(ii)

Other assurance services included other assurance and related services that can be reasonably provided by the independent auditor. In 2018, the provisions of other assurance and related services mainly included performing the limited procedures on the XBRL-tagged data related to Form 20-F for the year ended 31 December 2018, and professional services in relation to the issuance of bonds.

(iii)

Non-audit services included other services that can be reasonably provided by the independent auditor. In 2018, the provisions of non-audit services mainly included tax compliance services and permitted advisory services on data analysis of one of the Company’s subsidiary.

RISK MANAGEMENT AND INTERNAL CONTROL

The Board is responsible for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company’s strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems, promotes the sustainable and healthy development of the Company, and enhances the Company’s operation management level and risk prevention ability. The Board should oversee management in the design, implementation and monitoring of the risk management and internal control systems, and management should provide a confirmation to the Board on the effectiveness of these systems. The Board acknowledges that it is its responsibility for the risk management and internal control systems and reviewing their effectiveness.

Risk management and internal control systems have been designed to monitor and facilitate the accomplishment of the Company’s business objectives, safeguard the Company’s assets against loss and misappropriation, ensure maintenance of proper accounting records for the provision of reliable financial information, ensure the Company’s compliance with applicable laws, rules and regulations. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

Organisation systems

The Company set up a group-wide risk management and internal control systems consisting of the Board, the Internal Control and Risk Management Committee, the Integrated Management Department and each relevant professional functional departments.

The Company has an internal audit department with 599 staff members, with officers stationed at various provincial branches. The internal audit department reports directly to the Audit Committee at least twice annually and is independent of the Company’s daily operation and accounting functions. The internal audit department responsible for overall risk evaluation, special risk evaluation and internal control self-testing etc. It has also formulated targeted risk prevention and control measures, conducted risk follow-up inspections and has enhanced the risk awareness of the employees, all of which have played an active role in the Company’s effective support and safeguard of its operation management and business development. Furthermore, with an emphasis on the effectiveness of internal control with respect to the efficiency of operations, accuracy of financial information, and compliance with rules and regulations, the internal audit department conducts, amongst others, internal control assessment and internal audit on economic accountability. In addition, the internal audit department also contributes to strengthening the operation and management, improving internal control systems, mitigating operational risks and increasing the economic efficiency of the Company.

Using the risk evaluation as fundamental with the adoption of Internal Control Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (the

“COSO”), the Company established internal control systems based on the following five fundamental components:

1.	Control Environment: Establishes the control environment which fulfill COSO requirements to provide the appropriate operating environment for the effective implementation of internal control

2.

Risk Evaluation: Establishes the Policy on Risk Evaluation Management and evaluation mechanism, evaluates the risks to the achievement of its objectives across the Company and identifies to the new risk due to the changes

3.

Control Activities: Deploys appropriate policies and control procedures over the Company’s business activities, identifies key control procedures and policies of significant control activities through evaluation

4.	Information and Communication: Identifies relevant information and communication methods, establishes information and communication mechanisms to aggregate and delivers relevant information

5.

Monitoring Activities: Establishes the internal control monitoring mechanism, implements the monitoring procedures and adopted the before, during and extensive monitoring principles, and carries on the proper monitoring to the internal control

Risk evaluation and management

The Company has established and gradually improved its comprehensive closed-loop risk management system for the purpose of “integrating management of day-to-day general risks and spontaneous critical risks”, achieved the closed-loop management by risk evaluation, early warning and follow-up inspections to ensure the effectiveness of operation management. The Company evaluated the adequacy and appropriateness on risk and control measures according to the new business model, management requirement, change of system, adjustment of duties and findings from internal and external inspections.

2018 Risk evaluation result

The followings were the major significant risks which the Company might encounter and its countermeasures in 2018:

Continuously intensified industry competition risk

In facing the risks from continuously intensified industry competition, the Company has been profoundly aware of the external environment for its current developments and the profile of market competition. The Company has actively addressed the impact of changes in the market landscape and competition by persistently executing the strategy of Focus, Innovation and Cooperation and persevering the implementation of Internet-oriented operation. By fully unleash the advantages of mixed ownership reform and diligent in shaping critical capabilities, the Company has facilitated the qualitative, large- scale development.

Risk from the changes of regulatory policies in the industry

In response to the risks arising from the changes of regulatory policies in the industry, the Company has been closely monitoring changes in policies, such as deregulation over the investment of foreign and private capital in the telecommunication industry, “speed upgrade and tariff reduction”, broader tests on number portability and adjustments to interconnection settlement in domestic telecommunication services, among others. Measures in compliance with the requirements of relevant PRC regulators have been implemented to address the impact of such changes in a timely manner.

Technology upgrade risk

For the upgrade in telecommunications technology, the Company has extensive mobile network construction and operation experience, and has also been actively involved in the work of the world’s mainstream international standardisation organisations. The Company has conducted in-depth research and testing on new technologies and new businesses to continuously improve its technological innovation capability, and has reasonably planned and constructed its network to maintain and enhance its competitive strengths.

Interest rates and exchange rates risk

Regarding the interest rates and exchange rates risks, the Company continued to monitor the changes in the exchange rates and interest rates markets, adjusted the debt structure rationally and strengthened fund management in order to reduce exchange rates and interest rates risk.

The scope of the 2018 overall risk evaluation covered the whole Group, which included headquarter, 31 provincial companies and its cities-level branch offices and subsidiaries. Through both the quantitative and qualitative analysis, the Company fully considered the changes in operating environment, business and policies, identified the potential risk to the Company’s operation, and planned for the risk according to the quantitative result. After reporting to each professional departments and the management, the significant risks and the risk level of the year were finally determined. The annual risk management instructions from the management were implemented according to the Policy on Risk Management and the Company’s risk management requirement. This included the formulation of relevant risk management strategies, solution and corresponding departments carried out interim follow-up inspection works. The negative impacts arising from the risks and risk events were controlled as planned and were within an acceptable range. There were no significant control failings or weaknesses that have been identified during the year.

Monitoring and Optimisation

To ensure the effectiveness of risk management and internal control designs, the Company carried out risk evaluation timely and compared the risk points, formulated or enhanced corresponding internal control measures according to the change in business and management. At the same time, the internal control manual will be updated timely through the assessment and review on applications on internal control workflow modification submitted by professional departments, risk evaluation reports and exceptional issues from internal control assessment etc., so as to provide the effective support for the development of the sustainable growth of the Company. Internal Control and Risk Management Committee Office conducted inspections on effectiveness on risk management and internal control implementation in regular or irregular time interval, improved and enhanced risk management and internal control designs continuously. Our Internal Audit Department has continued to organise our branches and subsidiaries to conduct annual internal control self-assessment based on the actual conditions of each unit and improve the quality of such self-assessment tasks, so as to gradually develop a quantitative internal assessment regime governed by uniform standards. Through the effective rectification of issues identified during the audit, assessment of the internal control system and its implementation, improvements made to the system and process optimisation, a long-term mechanism for closed-loop management in internal control has been put in place. According to the internal control self-assessment reports from the branches and subsidiaries, self-assessment reports from each professional department, current year exceptional issues in internal control discovered during internal audit and the Company annual risk management report, the Group’s Internal Control and Risk Management Committee Office at its

headquarter formed the Company’s internal control self-assessment report, which acted as supporting document for the management to issue a statement of the effectiveness of internal control. Based on different disclosure requirements on Company’s internal control assessment report from different listing regulatory body, the Company prepared internal control assessment report respectively. External auditor issued and disclosed independence opinions on financial statement as at 31 December on that year and effectiveness on internal control over financial reporting.

As a telecommunications operator, the Company is subject to the regulations designed to protect critical information infrastructure. For example, under the Cybersecurity Law of the People’s Republic of China, the Company is required to perform a security assessment when transferring personal information and important data overseas if such personal information and important data are collected from the operation in China. The Company also devotes significant resources to network security, data security and other security measures to protect its systems and data. To ensure the adequacy and effectiveness of the cybersecurity policies and procedures, the Company reviews and assesses these policies and procedures regularly, and reviews and assesses the security and integrity of the components of the network annually or bi-annually, depending on how critical such components are. Personal privacy, information security, and data protection are increasingly significant issues in China. For example, Cybersecurity Law of the People’s Republic of China came into force on 1 June 2017, which sets forth the general framework regulating network products, equipment and services, as well as the operation and maintenance of information networks, the protection of personal data, and the supervision and administration of cybersecurity in China.

Annual review

The Board oversees the Company’s risk management and internal control systems on an ongoing basis and the Board conducted an annual review of the risk management and internal control systems of the Company and its subsidiaries for the financial year ended 31 December 2018, which covered all material controls including financial, operational and compliance controls. After receiving the reports from the Internal Audit Department, as well as the confirmation from the management to the Board on the effectiveness of these systems, the Board is of the view that the Company’s risk management and internal control systems is effective and adequate. The review also ensure, with respect to the Company’s accounting, internal audit and financial reporting function, the adequacy of resources, staff qualifications and experience, and training programs and budget.

REQUIREMENTS UNDER SECTION 404 OF THE SARBANES-OXLEY ACT

Compliance with the requirements under Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes- Oxley Act”) has been an area of emphasis for the Company. The relevant sections of the Sarbanes- Oxley Act require the management of non-U.S. issuers with equity securities listed on U.S. stock exchanges to issue reports and make representations as to internal control over financial reporting.

The relevant internal control report needs to stress the management’s responsibility for establishing and maintaining adequate and effective internal control over financial reporting. Management is required to assess the effectiveness of the Company’s internal control over financial reporting as at year end. Under Section 404 of the Sarbanes-Oxley Act, the Company’s management is required to conduct an assessment of the effectiveness of the Company’s internal control over financial reporting as at 31 December 2018. Management is currently in the process of finalising the management’s report on internal control over financial reporting, which will be included in the Company’s annual report on Form 20-F for the year ended 31 December 2018 to be filed with the United States Securities and Exchange Commission by 30 April 2019.

Information Disclosure Controls and Procedural Standards

In order to further enhance the Company’s system of information disclosure, and to ensure the truthfulness, accuracy, completeness and timeliness of its public disclosures (including inside information), the Company has adopted and implemented the Information Disclosure Control Policy. In an effort to standardise the principles for information disclosures, the Company established the Information Disclosure Review Committee under the management and formulated the procedures in connection with the compilation and reporting of the Company’s financial and operational statistics and other information, as well as the procedures in connection with the preparation and review of the periodic reports. Moreover, the Company established detailed implementation rules with respect to the contents and requirements of financial data verification, in particular, the upward undertakings by the individual responsible officers at the levels of subsidiaries, branches and major departments.

POLICY ON PAYMENT OF DIVIDEND

The objective of the dividend policy is to achieve a long-term, sustainable and steadily increasing dividend, with a view to maximising the shareholders’ value. The declaration and payment of future dividends will depend upon, among other things, financial condition, business prospects, future earnings, cash flow, liquidity level and cost of capital. The Company believes such policy will provide the shareholders with a stable return in the long term along with the growth of the Company. Pursuant to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) and the Company’s articles of association, the Company may only pay dividends out of profits available for distribution.

Taking into consideration the Company’s profitability, debt and cash flow level, capital requirements for its future development etc., the Board recommended the payment of a final dividend of RMB0.134 per share for the year ended 31 December 2018. Going forward, the Company will continue to strive for enhancing its profitability and shareholders’ return.

CORPORATE TRANSPARENCY AND INVESTOR RELATIONS

In addition to publishing annual reports and interim reports, the Company discloses major unaudited financial information (including revenue, operating expenses, EBITDA, net profit) and other key performance indicators on a quarterly basis and announces operational statistics on a monthly basis in order to enhance the Company’s transparency and improve investors’ understanding of the business operations of the Company. In addition, the Company submits annual reports and regular reports to the United States Securities and Exchange Commission pursuant to the requirements under the U.S. federal securities laws.

Upon the announcement of interim and annual results or major transactions, the Company will generally hold analyst briefings, press conferences, and global conference calls with investors. During such conferences, the management of the Company would interact directly with analysts, fund managers, investors and journalists to provide them with relevant information and data of the Company. The Company’s management would accurately and thoroughly respond to questions raised by analysts, fund managers, investors and journalists. Archived webcast of the investor presentation is also available on the Company’s website to ensure wide dissemination of information and data.

The Company’s investor relations department is responsible for providing information and services requested by investors, maintaining timely communications with investors and fund managers, including responding to investors’ inquiries and meeting with company-visit investors, as well as gathering market information and passing views from shareholders to the Directors and management to ensure such views are properly communicated. The Company also arranges from time to time road shows and actively attends investor conferences arranged by investment banks, through which the Company’s management meets and communicates with investors to provide them with opportunities to understand more accurately the Company’s latest development and performance in various aspects, including business operations and management.

In 2018, the Company participated in the following investor conferences:

Date	Conferences
January 2018	UBS Greater China Conference 2018
January 2018	dbAccess China Conference 2018
January 2018	Morgan Stanley China TMT Conference 2018
January 2018	DBS Vickers Pulse of Asia Conference
March 2018	Credit Suisse 21st Asian Investment Conference
March 2018	Bernstein China Telco Day
May 2018	Nomura HK China TMT Corporate Day
May 2018	BNP Paribas 9th Asia Pacific TMT Conference
May 2018	Macquarie Greater China Conference 2018
May 2018	dbAccess Asia Conference 2018
May 2018	CICC 2018 US Corporate Day
May 2018	HSBC 5th Annual China Conference
May 2018	Goldman Sachs TechNet Conference Asia Pacific 2018
May 2018	Morgan Stanley 4th Annual China Investor Summit
June 2018	Nomura Investment Forum Asia 2018
June 2018	Crosby Peacock Series Corporate Day
June 2018	UBS Asia TMT Conference 2018
June 2018	CICC Investment Strategy Conference 2H18
August 2018	Citi China TMT Corporate Day 2018
August 2018	Morgan Stanley China TMT Conference 2018
September 2018	HSBC GEMs Investors Forum
September 2018	Morgan Stanley Asia Pacific Corporate Day
September 2018	25th CLSA Investors’ Forum
November 2018	9th Credit Suisse China Investment Conference
November 2018	Goldman Sachs China Conference 2018
November 2018	Jefferies 8th Annual Greater China Conference
November 2018	Daiwa Investment Conference Hong Kong 2018
November 2018	J.P. Morgan 2018 Global TMT Conference
November 2018	Citi China Investor Conference 2018
November 2018	Morgan Stanley 17th Asia Pacific Summit

In addition, through announcements, press releases and the Company website (www.chinaunicom.com.hk), the Company disseminates the latest information regarding any significant business development in a timely and accurate manner. In the perspective of investor relations, the Company’s website not only serves as an important channel for the Company to disseminate press releases and corporate information to investors and the capital market, but also plays a significant role in the Company’s valuation and our compliance with regulatory requirements for information disclosure. In 2018, the Company updated the content of its website on an ongoing basis to further enhance the functions of website and level of transparency in information disclosure, striving for achieving international best practices. Our website had been honored with the Gold Award in the “iNova Awards” for three years in a row. Meanwhile, the Company was voted as “Best in Communications Sector”, “Best in Hong Kong” and “Best Overall Investor Relations (Large-Cap)” at “IR Magazine Awards – Greater China 2018” etc.

Furthermore, the Company has adopted a Shareholders’ Communication Policy to ensure that the shareholders of the Company are provided with readily, equal and timely access to balanced and understandable information about the Company, to enable shareholders to exercise their rights in an informed manner, and to enhance the shareholders’ and the investment community’s communication with the Company.

SHAREHOLDERS’ RIGHTS

Annual General Meeting

The Board endeavors to maintain an on-going dialogue with shareholders, and in particular, to communicate with shareholders through annual general meetings. Notices of annual general meeting are sent to shareholders at least 20 clear business days before the meeting. The Directors and representatives of the Board committees usually attend the meetings and treasure the opportunities to communicate with shareholders at such meetings. At general meetings, the chairman of the meeting proposes individual resolutions in respect of each substantially separate matter. All matters at the Company’s general meetings are resolved by poll and the relevant procedures are explained at the meeting. The Company also appoints external scrutineers to ensure that all votes are counted and recorded appropriately, and publishes the poll results in a timely manner.

The last annual general meeting of the Company was held on 11 May 2018, at which the following resolutions were passed:

•	to receive and consider the financial statements and the Reports of the Directors and of the Independent Auditor for the year ended 31 December 2017

•	to declare a final dividend for the year ended 31 December 2017

•	to re-elect Mr. Li Fushen, Mr. Chung Shui Ming Timpson and Mrs. Law Fan Chiu Fun Fanny as Directors, and to authorise the Board to fix remuneration of the Directors

•	to re-appoint auditor and authorise the Board to fix their remuneration for the year ending 31 December 2018

•	to grant a general mandate for share buy-back

•	to grant a general mandate to issue new shares

•	to extend the general mandate to issue new shares

The next annual general meeting will be held on 10 May 2019. Please refer to the circular, which sets out the details, that has been sent together with this Annual Report.

Putting Forward Resolutions at Annual General Meetings

Pursuant to Section 615 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), the following persons may put forward a resolution at the next annual general meeting of the Company: (a) any number of shareholders, together holding not less than 2.5% of the total voting rights of all shareholders which have, as at the date of the requisition, a right to vote at the next annual general meeting, or (b) not less than 50 shareholders who have a right to vote on the resolution at the annual general meeting to which the requests relate.

The resolution must be one which may be properly moved and is intended to be moved at the next annual general meeting. The requisition must be signed by the requisitionists and deposited at the registered office of the Company at least six weeks or if later, the time at which notice is given of the annual general meeting before the annual general meeting, the Company has a duty to give notice of such proposed resolution to all shareholders who are entitled to receive notice of the next annual general meeting.

In addition, requisitionists may require the Company to circulate to shareholders entitled to receive notice of the annual general meeting a statement of not more than 1,000 words with respect to the resolution to be proposed. However, the Company is not required to circulate any statement if the court is satisfied that this right is being abused to secure needless publicity for defamatory matters. In such event, the requisitionists may be ordered to pay for the Company’s expenses for application to the court.

If the requisition signed by the requisitionists does not require the Company to give shareholders notice of a resolution, such requisition may be deposited at the registered office of the Company not less than one week before the next annual general meeting.

Convening Extraordinary General Meetings

Pursuant to Section 566 of the Companies Ordinance, shareholder(s) holding not less than 5% of the total voting rights of all shareholders having a right to vote at general meetings of the Company as at the date of deposit of the requisition, may request the Directors of the Company to convene an extraordinary general meeting. The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office of the Company.

If the Directors do not, within 21 days from the date of deposit of the requisition, proceed duly to convene a meeting to be held not more than 28 days after the notice of the meeting, shareholder(s) requisitioning the meeting, or any of them representing more than half of their total voting rights, may themselves convene a meeting to be held within three months of such date.

Meetings convened by the requisitionists must be convened in the same manner, as nearly as possible, as meetings to be convened by Directors of the Company. Any reasonable expenses incurred by the requisitionists will be reimbursed by the Company due to the failure of the Directors duly to convene a meeting.

Putting Forward Resolutions at Extraordinary General Meetings

Shareholders may not put forward resolutions to be considered at any general meetings other than annual general meetings. However, shareholders may request an extraordinary general meeting to consider any such resolution as described in “Convening Extraordinary General Meetings” above.

Any queries relating to shareholders’ rights on putting forward resolutions at general meetings and convening extraordinary general meetings should be directed to the Company Secretary of the Company. Requisitions should be deposited at the Company’s registered office and marked for the attention of the Company Secretary.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATE GOVERNANCE PRACTICES OF THE COMPANY AND THE CORPORATE GOVERNANCE PRACTICES REQUIRED TO BE FOLLOWED BY U.S. COMPANIES UNDER THE LISTING STANDARDS OF THE NEW YORK STOCK EXCHANGE

As a company listed on both the Hong Kong Stock Exchange and the New York Stock Exchange, the Company is subject to applicable Hong Kong laws and regulations, including the Listing Rules and the Companies Ordinance, as well as applicable U.S. federal securities laws, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act. In addition, the Company is subject to the listing standards of the New York Stock Exchange to the extent applicable to non-U.S. issuers. As a non-U.S. issuer, the Company is not required to comply with all of the corporate governance listing standards of the New York Stock Exchange.

In accordance with the requirements of Section 303A.11 of the New York Stock Exchange Listed Company Manual, the Company has posted on its website (www.chinaunicom.com.hk) a summary of the significant differences between corporate governance practices of the Company and those required to be followed by U.S. companies under the listing standards of the New York Stock Exchange.

ENQUIRY ON THE COMPANY

Shareholders may raise any enquiry on the Company at any time through the following channels:

China Unicom (Hong Kong) Limited

Address: 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong

Tel	:	(852) 2126 2018
Fax	:	(852) 2126 2016
Website	:	www.chinaunicom.com.hk
Email	:	ir@chinaunicom.com.hk

These contact details are also available in the “Contact Us” section on the Company’s website (www.chinaunicom.com.hk) designated to enable shareholders to send enquiries to the Company on a timely and effective manner.

REPORT OF THE DIRECTORS

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to present its report together with the audited financial statements of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2018.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC.

RESULTS AND APPROPRIATION

The results of the Group for the year ended 31 December 2018 are set out on pages 95 to 96 of this annual report.

Taking into consideration the Company’s profitability, debt and cash flow level, capital requirements for its future development etc., the Board has resolved to recommend at the forthcoming shareholders’ general meeting that the payment of a final dividend of RMB0.134 per ordinary share (“2018 Final Dividend”), totaling approximately RMB4,100 million for the year ended 31 December 2018. Going forward, the Company will continue to strive for enhancing its profitability and shareholders’ returns.

FINANCIAL INFORMATION

Please refer to the Financial Summary on pages 194 to 195 for the summary of the operating results, assets and liabilities of the Group for the five years ended 31 December 2018.

Please refer to the financial statements on pages 95 to 193 for the operating results of the Group for the year ended 31 December 2018 and the respective financial positions of the Group and the Company as at that date.

BUSINESS REVIEW

The business review of the Group for the year ended 31 December 2018 is set out in the sections headed “Chairman’s Statement” on pages 8 to 13, “Business Overview” on pages 14 to 17, “Financial Overview” on pages 18 to 23, “Financial Statements” on pages 95 to 193, “Human Resources Development” on pages 80 to 83, “Social Responsibility” on pages 84 to 89, “Corporate Governance Report” on pages 38 to 61 and “Report of the Directors” on pages 62 to 79 respectively of this annual report. All references herein to other sections or reports in this annual report form part of this Report of the Directors.

LOANS

Please refer to Notes 33, 38, 44.3 and 44.4 to the consolidated financial statements for details of the borrowings of the Group.

PROMISSORY NOTES

Please refer to Note 34 to the consolidated financial statements for details of the promissory notes of the Group.

CORPORATE BONDS

Please refer to Note 35 to the consolidated financial statements for details of the corporate bonds of the Group.

COMMERCIAL PAPERS

Please refer to Note 39 to the consolidated financial statements for details of the commercial papers of the Group.

CAPITALISED INTEREST

Please refer to Note 15 to the consolidated financial statements for details of the interest capitalised by the Group for the year.

EQUITY-LINKED AGREEMENTS

Other than the share option scheme as disclosed in this Report of Directors, as at 31 December 2018, no equity-linked agreements were entered into by the Group during the year or subsisted.

PROPERTY, PLANT AND EQUIPMENT

Please refer to Note 15 to the consolidated financial statements for movements in the property, plant and equipment of the Group for the year.

CHARGE ON ASSETS

As at 31 December 2018, no property, plant and equipment was pledged to banks as loan security (31 December 2017: Nil).

SHARE CAPITAL

Please refer to Note 30 to the consolidated financial statements for details of the share capital.

RESERVES

Please refer to page 99 and page 172 of this annual report for the movements in the reserves of the Group and the Company during the year ended 31 December 2018 respectively. As at 31 December 2018, the distributable reserve of the Company amounted to approximately RMB4,127 million (2017: approximately RMB2,259 million).

SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

Please refer to Notes 18, 19 and 20 to the consolidated financial statements for details of the Company’s subsidiaries, the Group’s associates and joint ventures.

CHANGES IN SHAREHOLDERS’ EQUITY

Please refer to page 99 of this annual report for the Consolidated Statement of Changes in Equity and page 172 for the Statement of Changes in Equity.

EMPLOYEE BENEFIT EXPENSES

Please refer to Note 8 to the consolidated financial statements for details of the employee benefit expenses provided to employees of the Group.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights in the articles of association of the Company requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

MAJOR CUSTOMERS AND SUPPLIERS

The Group’s sales to its five largest customers for the year ended 31 December 2018 did not exceed 30% of the Group’s total turnover for the year.

The Group’s purchases from its largest supplier for the year ended 31 December 2018 represented approximately 23.3% of the Group’s total purchases for the year. The total purchases attributable to the five largest suppliers of the Group for the year ended 31 December 2018 accounted for approximately 45.7% of the total purchases of the Group for the year.

None of the Directors nor their respective close associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) nor any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company’s share capital) had any interests in the five largest suppliers of the Group for the year ended 31 December 2018.

SHARE OPTION SCHEME OF THE COMPANY

2014 Share Option Scheme

Pursuant to a resolution passed at the annual general meeting held on 16 April 2014, the Company adopted a new share option scheme (the “2014 Share Option Scheme”). The purpose of the 2014 Share Option Scheme was to recognise the contribution that certain individuals have made to the Company, to attract and retain the best available personnel and to promote the success of the Company. The 2014 Share Option Scheme is valid and effective for a period of 10 years commencing on 22 April 2014 and will expire on 22 April 2024. Following the expiry of the 2014 Share Option Scheme, no further share option can be granted under the 2014 Share Option Scheme, but the provisions of the 2014 Share Option Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any share options granted prior thereto or otherwise as may be required in accordance with the provisions of the 2014 Share Option Scheme. Under the 2014 Share Option Scheme:

(1)	share options may be granted to employees including all Directors;

(2)

any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive Directors of the Company (excluding any independent non-executive Director of the Company in the case such Director is a grantee of the options) and all grants to connected persons shall be subject to compliance with the requirements of the Listing Rules, including where necessary the prior approval of the shareholders;

(3)	the maximum aggregate number of shares in respect of which share options may be granted shall be calculated in accordance with the following formula:

N = A – B – C

where:

“N”	is the maximum aggregate number of shares in respect of which share options may be granted pursuant to the 2014 Share Option Scheme;

“A”

is the maximum aggregate number of shares in respect of which shares options may be granted pursuant to the 2014 Share Option Scheme and any other share option schemes of the Company, being 10% of the aggregate of the number of shares in issue as at the date of adoption of the 2014 Share Option Scheme;

“B”	is the maximum aggregate number of shares underlying the share options already granted pursuant to the 2014 Share Option Scheme; and

“C”	is the maximum aggregate number of shares underlying the options already granted pursuant to any other share option schemes of the Company.

Shares in respect of share options which have lapsed in accordance with the terms of the 2014 Share Option Scheme and any other share option schemes of the Company will not be counted for the purpose of determining the maximum aggregate number of shares in respect of which options may be granted pursuant to the 2014 Share Option Scheme.

(4)	the option period commences on any day after the date on which such share option is offered, but may not exceed 10 years from the offer date;

(5)	the subscription price shall not be less than the higher of:

(a)	the closing price of the shares on the Hong Kong Stock Exchange on the offer date in respect of the share options; and

(b)	the average closing price of the shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the offer date;
(6)

the total number of shares in the Company issued and to be issued upon exercise of the share options granted to a participant of the 2014 Share Option Scheme (including both exercised and outstanding share options) in any 12-month period must not exceed 1% of the issued share capital of the Company; and

(7)	the consideration payable for each grant is HKD1.00.

No share options had been granted since adoption of the 2014 Share Option Scheme.

As at 31 December 2018, 1,777,437,107 options were available for issue under the 2014 Share Option Scheme, representing approximately 5.81% of issued share capital of the Company as at the date of this annual report.

Directors’, Chief Executives’ and Employees’ Interests Under the Share Option Scheme of the Company

For the year ended 31 December 2018 and as at 31 December 2018, none of the Directors of the Company or chief executives or employees of the Company had any interests under any share option scheme of the Company.

DIRECTORS’ AND CHIEF EXECUTIVES’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2018, the interests and short positions of Directors and chief executives of the Company in any shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the Hong Kong Securities and Futures Ordinance (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”), were as follows:

Name of Director	Capacity	Ordinary Shares Held	Percentage of Issued Shares
Cheung Wing Lam Linus	Beneficial owner (Personal)	200,000	0.0007%
Chung Shui Ming Timpson	Beneficial owner (Personal)	6,000	0.0000%

Save as disclosed in the foregoing, as at 31 December 2018, none of the Directors or chief executives of the Company had any interests or short positions in any shares, underlying shares, or debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO) as recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

Furthermore, save as disclosed in the foregoing, during the year ended 31 December 2018, none of the Directors or chief executives (including their spouses and children under the age of 18) of the Company had any interests in or was granted any right to subscribe in any shares, underlying shares, or debentures of the Company or any of its associated corporations, or had exercised any such rights.

MATERIAL INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL

SHAREHOLDERS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 31 December 2018, the following persons (other than disclosed under the section headed “Directors’ and Chief Executives’ Interests and Short Positions in Shares, Underlying Shares and Debentures”) had the following interests and short positions in the shares or underlying shares of the Company as recorded in the register required to be kept pursuant to Section 336 of Part XV of the SFO:

	Ordinary Shares Held
Ordinary Shares Held	Percentage of Issued Shares	Ordinary Shares Held	Percentage of Issued Shares
(i) China United Network Communications Group Company Limited (“Unicom Group”)[1,2]		24,683,896,309	80.67%
(ii) China United Network Communications Limited (“Unicom A Share Company”)[1]	—	16,376,043,282	53.52%
(iii) China Unicom (BVI) Limited (“Unicom BVI”)[1]	16,376,043,282	—	53.52%
(iv) China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”)[2,3]	8,082,130,236	225,722,791	27.15%

Notes:

(i)

Unicom Group and Unicom A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders’ meetings of Unicom BVI, and in accordance with the SFO, the interests of Unicom BVI are deemed to be, and have therefore been included in, the respective interests of Unicom Group and Unicom A Share Company.

(ii)

Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. In accordance with the SFO, the interests of Unicom Group BVI are deemed to be, and have therefore been included in, the interests of Unicom Group.

(iii)

Unicom Group BVI holds 8,082,130,236 shares (representing 26.41% of the total issued shares) of the Company directly. In addition, Unicom Group BVI is also deemed under the SFO to be interested in 225,722,791 shares (representing 0.74% of the total issued shares) of the Company held as trustee on behalf of a PRC shareholder.

Apart from the foregoing, as at 31 December 2018, no person had any interest or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under Section 336 of the SFO.

Please also refer to Note 30 to the consolidated financial statements for details of the share capital of the Company.

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the year ended 31 December 2018, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed shares.

COMPOSITION OF THE BOARD

The following is the list of Directors during the year and up to date of this report.

Executive Directors:

Wang Xiaochu

(Chairman and Chief Executive Officer) Li Guohua (appointed on 17 August 2018)

Li Fushen

Shao Guanglu

Zhu Kebing (appointed on 17 August 2018)

Lu Yimin (resigned on 10 July 2018)

Non-Executive Director:

Cesareo Alierta Izuel

Independent Non-Executive Directors:

Cheung Wing Lam Linus

Wong Wai Ming

Chung Shui Ming Timpson

Law Fan Chiu Fun Fanny

Pursuant to the articles of association of the Company, Mr. Wang Xiaochu, Mr. Li Guohua, Mr. Zhu Kebing, Mr. Cheung Wing Lam Linus and Mr. Wong Wai Ming will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election.

Please refer to Note 8 to the consolidated financial statements for details of the emoluments of the Directors.

INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of its independent non-executive Directors the annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and the Company considers that all independent non-executive Directors are currently independent.

DIRECTORS’ INTEREST IN CONTRACTS

Save for the service agreements between the Company and the executive Directors, as at 31 December 2018, the Directors did not have any material interest, whether directly or indirectly, in any significant contracts entered into by the Company.

None of the Directors for re-election at the forthcoming annual general meeting has an unexpired service agreement which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

DIRECTORS’ INTEREST IN COMPETING BUSINESSES

Unicom Group and the A Share Company are engaged in telecommunications business and other related businesses in China that are similar to and/or compete with those of the Company. Executive directors of the Company also hold executive positions with Unicom Group and the A Share Company. Please refer to the section headed “Directors and Senior Management” on pages 24 to 35 of this annual report for further details.

Mr. Wang Xiaochu, chairman of the Board and Chief Executive Officer of the Company, has served as a director of Telefónica S.A. since September 2015. Mr. Cesareo Alierta Izuel is an Executive Chairman of Telefónica Foundation, which is an affiliate of Telefónica, S.A..

Mr. Li Fushen, an executive Director of the Company, has served as a non-executive director of PCCW Limited since July 2007 and the deputy chairman of the board of directors of PCCW Limited since September 2018. Mr. Li Fushen also served as a non-executive director of HKT Limited and HKT Management Limited (the trustee-manager of the HKT Trust) since November 2011. Mr. Shao Guanglu, an executive Director and Senior Vice President of the Company, has served as a non-executive director of PCCW Limited since March 2017. Mr. Zhu Kebing, an executive Director and Chief Financial Officer of the Company, has served as a non-executive director of PCCW Limited, HKT Limited and HKT Management Limited since September 2018.

Each of Telefónica S.A., PCCW Limited, HKT Limited and HKT Management Limited, is engaged in the telecommunications business and other related businesses that may compete with those of the Company.

Apart from the above, there are no competing interests of directors which are disclosable under Rule 8.10(2)(b) of the Listing Rules at any time during the year of 2018 up to and including the date of this annual report.

DIRECTORS OF SUBSIDIARIES

The names of all directors who have served on the boards of the subsidiaries of the Company during the year ended 31 December 2018 and up to the date of this report of directors are available on the Company’s website (http://www.chinaunicom.com.hk).

PERMITTED INDEMNITY

Pursuant to the Company’s articles of association, subject to the applicable laws and regulations, every Director shall be indemnified out of the assets of the Company against all costs, charges, expenses, losses and liabilities which he/she may sustain or incur in the execution of his/her office or otherwise in relation thereto. The Company has taken out insurance against the liability and costs associated with defending any proceedings which may be brought against directors of the Group.

EMPLOYEE AND REMUNERATION POLICY

As at 31 December 2018, the Group had approximately 245,462 employees, 607 employees and 230 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 14,665 temporary staff in Mainland China. For the year ended 31 December

2018, employee benefit expenses were approximately RMB48.143 billion (for the year ended 31 December 2017: RMB42.471 billion). The Group endeavors to maintain its employees’ remuneration in line with the market trend and to remain competitive. Employees’ remuneration is determined in accordance with the Group’s remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, which are tailored in accordance with individual needs.

The Company has adopted share option schemes, under which the Company may grant share options to eligible employees for subscribing for the Company’s shares.

USE OF PROCEEDS FROM ISSUE OF NEW SHARES

As part of the mixed ownership reform plan, on 22 August 2017, the Company and Unicom BVI entered into a share subscription agreement. The completion of allotment and issuance of the subscription shares took place on 28 November 2017. 6,651,043,262 new ordinary shares of the Company have been issued for a cash consideration of HKD13.24 per share to Unicom BVI and the gross proceeds amounted to HKD88,059.81 million (equivalent to approximately RMB74,953.87 million) and the net issue price amounted to HKD13.24 each. The closing price was HKD12.04 per share as quoted on the Hong Kong Stock Exchange as at the date of the share subscription agreement. Details of such issue have been disclosed in the circular dated 28 August 2017.

As disclosed in the circular in relation to the subscription of new shares by Unicom BVI issued by the Company on 28 August 2017, the use of proceed was intended to be utilised for the following purposes:

(a)

approximately HKD46,777.96 million (equivalent to approximately RMB39,816 million) for upgrading the 4G network capabilities of the Company, which involves the upgrading of the transmission capacity of existing nationwide 4G network, construction of new 4G stations, improving the interoperation with 5G network and construction of transmission network in connection with the interoperation;

(b)

approximately HKD23,011.85 million (equivalent to approximately RMB19,587 million) for technology validation and enablement and launch of trial programs in relation to the 5G network, which involve research, development and validation of 5G network related technologies, construction of 5G trial stations and establishment of basic 5G network capability;

(c)

approximately HKD2,728.01 million (equivalent to approximately RMB2,322 million) for developing innovative businesses, which involves the establishment of specialised teams and business platforms to back up the development of cloud computing, big data, the Internet of Things, industrial Internet, payment finance, video and other businesses; and

(d)	approximately HKD15,538.98 million (equivalent to approximately RMB13,226 million) for the repayment of the outstanding principal amount of loans obtained from the banks.

The actual use of proceeds of the Company was consistent with the plan disclosed in the circular dated 28 August 2017. Up to 31 December 2018, RMB49,851 million of the proceeds has been utilised for the following purposes:

(Unit: RMB, million)

Intended use of proceeds as set out in the circular	Intended amounts to be utilised as set out in the circular	Amounts not yet utilised as at 31 December 2017	Actual amounts utilised for the period of 1 January to 31 December 2018	Actual amounts utilised up to 31 December 2018	Amounts not yet utilised as at 31 December 2018 (Note 1)
Upgrading the 4G network capabilities	39,816	33,236	29,383	35,963	3,853
Technology validation and enablement and launch of trial programs in relation to the 5G network	19,587	19,587	—	—	19,587
Developing innovative businesses	2,322	2,226	566	662	1,660
Repayment of the principal amount of loans	13,226	—	—	13,226	—

Note 1:

As at 31 December 2018, approximately RMB25,100 million of the proceeds from issuance remains unused, which was temporarily used to supplement the Company’s working capital. The remaining proceeds shall be utilised according to the use of proceeds disclosed in the circular and the actual development plan of projects.

CONTINUING CONNECTED TRANSACTIONS

On 25 November 2016, China United Network Communications Corporation Limited (“CUCL”), a wholly-owned subsidiary of the Company, and Unicom Group entered into a comprehensive services agreement (the “2017-2019 Comprehensive Services Agreement”) to renew certain continuing connected transactions including (i) telecommunications resources leasing; (ii) property leasing; (iii) value-added telecommunications services; (iv) materials procurement services; (v) engineering design and construction services; (vi) ancillary telecommunications services; (vii) comprehensive support services; (viii) shared services; and (ix) financial services are new continuing connected transactions, including deposit services, lending and other credit services, and other financial services. Pursuant to the 2017-2019 Comprehensive Services Agreement, CUCL and Unicom Group shall provide certain services and facilities to each other and the receiving party shall pay the corresponding service fees in a timely manner. The 2017-2019 Comprehensive Services Agreement is valid for a term of three years starting from 1 January 2017 and expiring on 31 December 2019.

With the continuous expansion of CUCL’s operating scale and the continuous improvement of its centralised capital management capabilities, it is expected that CUCL’s operating revenue and cash deposits will continue to increase. In order to further satisfy the capital management needs of CUCL, enhance the capital efficiency and increase interest income, CUCL and Unicom Group have entered into the supplemental agreement on 15 August 2018 to revise the caps, being the daily lending and other credit services balance (including accrued interests), for the financial service – lending and other credit services included in the 2017-2019 Comprehensive Services Agreement in each of the two years ending 31 December 2018 and 2019 to RMB11,000 million. Save as disclosed above, all terms and conditions under the 2017-2019 Comprehensive Services Agreement remain unchanged and valid.

Unicom Group is the ultimate controlling shareholder of the Company and is therefore a connected person of the Company under the Listing Rules.

Details of the continuing connected transactions under the 2017-2019 Comprehensive Services Agreement are as follows:

(1)	Telecommunications Resources Leasing

Unicom Group agrees to lease to CUCL:

(a)

certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities); and

(b)	certain other telecommunications facilities required by CUCL for its operations.

The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and telecommunications facilities provided that such charges would not be higher than market rates. CUCL shall be responsible for the on-going maintenance of such international telecommunications resources. CUCL and Unicom Group shall determine and agree which party is to provide maintenance service to the telecommunications facilities referred to in (b). Unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL. If Unicom Group is responsible for maintaining any telecommunications facilities referred to in (b), CUCL shall pay to Unicom Group the relevant maintenance service charges which shall be determined with reference to market rate, or where there is no market rate, shall be agreed between the parties and determined on a cost-plus basis. When determining the pricing standard or reasonable profit margin, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered with or carried out by

Independent Third Parties or relevant industry profit margins in the corresponding period of reference. CUCL and Unicom Group agree to settle the net rental charges and service charges due to Unicom Group on a quarterly basis.

For the year ended 31 December 2018, the total charges paid by CUCL to Unicom Group amounted to approximately RMB277 million.

(2)	Property Leasing

CUCL and Unicom Group agree to lease each other properties and ancillary facilities owned by CUCL or Unicom Group (including their respective branch companies and subsidiaries).

The rental charges for the leasing of each other properties and ancillary facilities are based on market rates. Where there is no market rate or it is not possible to determine the market rate, the rate shall be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or reasonable profit margin, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered with or carried out by Independent Third Parties in the corresponding period of reference. The rental charges are payable quarterly in arrears.

For the year ended 31 December 2018, the rental charges paid by CUCL to Unicom Group amounted to approximately RMB1,033 million, and the rental charges paid by Unicom Group to CUCL was negligible.

(3)	Value-added Telecommunications Services

Unicom Group (or its subsidiaries) agrees to provide the customers of CUCL with various types of value-added telecommunications services.

CUCL shall settle the revenue generated from the value-added telecommunications services with the branches of Unicom Group (or its subsidiaries) on the condition that such settlement will be based on the average revenue for independent value-added telecommunications content providers who provide value-added telecommunications content to CUCL in the same region. The revenue shall be settled on a monthly basis.

For the year ended 31 December 2018, the total revenue allocated to Unicom Group in relation to value-added telecommunications services amounted to approximately RMB43 million.

(4)	Materials Procurement Services

Unicom Group agrees to provide comprehensive procurement services for imported and domestic telecommunications materials and other domestic non- telecommunications materials to CUCL. Unicom Group also agrees to provide services on management of tenders, verification of technical specifications, installation, consulting and agency services. In addition, Unicom Group will sell cable, modem and other materials operated by itself to CUCL and will also provide storage and logistics services in relation to the above materials procurement.

Charges for the provision of materials procurement services are calculated at the rate of:

(a)	up to 3% of the contract value of those procurement contracts in the case of domestic materials procurement; and

(b)	up to 1% of the contract value of those procurement contracts in the case of imported materials procurement.

The charges for the provision of materials operated by Unicom Group, and the pricing and/or charging standard of various materials procurement services, and storage and logistics services commission relevant to the direct material procurement are based on the market rates. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services is provided by Independent Third Parties in the ordinary course of business and under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or reasonable profit margin, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference. The service charges due to Unicom Group will be settled on a monthly basis.

For the year ended 31 December 2018 the total charges paid by CUCL to Unicom Group amounted to approximately RMB34 million.

(5)	Engineering Design and Construction Services

Unicom Group agrees to provide to CUCL engineering design, construction and supervision services and IT services. Engineering design services include planning and design, engineering inspection, telecommunications electronic engineering, telecommunications equipment engineering and corporate telecommunications engineering. Construction services include services relating to telecommunications equipment, telecommunications routing, power supplies, telecommunications conduit, and technical support systems. IT services include services relating to office automation, software testing, network upgrading, research and development of new business, and development of support systems.

The charges for the provision of engineering design and construction services are based on market rates. Market rates refer to the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and under normal commercial terms. When determining the pricing standard, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered with or carried out by Independent Third Parties in the corresponding period of reference. In the event the recipient will determine the specific provider of engineering design and construction services through tender, the provider will be no less qualified and equipped than the Independent Third Parties, and will participate in the tender procedure in a similar manner as the Independent Third Parties. Under such circumstances, the pricing will be determined by the final rate according to the tender procedure.

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.

For the year ended 31 December 2018, the total charges paid by CUCL to Unicom Group amounted to approximately RMB2,055 million.

(6)	Ancillary Telecommunications Services

Unicom Group agrees to provide to CUCL ancillary telecommunications services, including certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain client telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers’ acquisitions and servicing and other customers’ services.

The charges payable for the provision of ancillary telecommunications services are determined by the market rates between the two parties. Where there is no market rate or it is not possible to determine the market rates, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services are provided by Independent Third Parties under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or “reasonable profit margin”, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference. The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.

For the year ended 31 December 2018, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB2,905 million.

(7)	Comprehensive Support Services

Unicom Group and CUCL agree to provide comprehensive support services to each other, including dining services, facilities leasing services (excluding those facilities which are provided under the Telecommunications Resources Leasing above), vehicle services, health and medical services, labour services, security services, hotel and conference services, gardening services, decoration and renovation services, sales services, construction agency, equipment maintenance services, market development, technical support services, research and development services, sanitary services, parking services, staff trainings, storage services, advertising services, marketing, property management services, information and communications technology services (including construction and installation services, system integration services, software development, product sales and agent services, operation and maintenance services, and consultation services).

The service charges are determined by the market rates between the two parties. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services are provided by Independent Third Parties under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or reasonable profit margin, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference. The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.

For the year ended 31 December 2018, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB1,231 million, and the total services charges paid by Unicom Group to CUCL amounted to approximately RMB83 million.

(8)	Shared Services

Unicom Group and CUCL agree to provide shared services to each other, including, but not limited to, the following: (a) CUCL will provide headquarter human resources services to Unicom Group; (b) Unicom Group and CUCL will provide business support centre services to each other; (c) CUCL will provide hosting services related to the services referred to in (a) and (b) above to Unicom Group; and (d) Unicom Group will provide premises to CUCL and other shared services requested by its headquarters. In relation to the services referred to in (b) above, CUCL will provide support services, such as billing and settlement services provided by the business support centre and operational statistics reports. Unicom Group will provide support services, including telephone card production, development and related services, maintenance and technical support and management services in relation to the telecommunications card operational system.

Unicom Group and CUCL share the costs related to the shared services proportionately in accordance with their respective total assets value, except that the total assets value of the overseas subsidiaries and the listed company of Unicom Group will be excluded from the total asset value of Unicom Group. The shared costs proportion will be agreed between Unicom Group and CUCL in accordance with the total assets value set out in the financial statements provided to each other, as adjusted in accordance with their respective total assets value on an annual basis.

For the year ended 31 December 2018, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB77 million, and the services charges paid by Unicom Group to CUCL was negligible.

(9)	Financial Services

CUCL or its subsidiaries agrees to provide financial services to Unicom Group, including deposit services, lending and other credit services, and other financial services. Other financial services include settlement services, acceptance of bills, entrusted loans, credit verification, financial and financing consultation, consultation, agency business, approved insurance agent services, and other businesses approved by China Banking Regulatory Commission.

The key pricing policies are follows:

(a)	Deposit Services

The interest rate for Unicom Group’s deposit with CUCL or its subsidiaries will be no more than the maximum interest rate promulgated by the People’s Bank of China for the same type of deposit, the interest rate for the same type of deposit offered to other clients and the applicable interest rate offered by the general commercial banks in PRC for the same type of deposit.

(b)	Lending and other credit services

The lending interest rate will follow the interest rate standard promulgated by the People’s Bank of China, and will be no less than the minimum interest rate offered by CUCL and its subsidiaries to other clients for the same type of loan, and the applicable interest rate offered to Unicom Group by the general commercial banks in PRC for the same type of loan. For the year ended 31 December 2018, the maximum daily lending and other credit services balance (including accrued interests) amounted to approximately RMB8,153 million.

(c)	Other financial services

The fees to be charged by CUCL or its subsidiaries for the provision of the financial services to Unicom Group will comply with the relevant prescribed rates for such services as determined by the People’s Bank of China or the China Banking Regulatory Commission. Where no relevant prescribed rate is applicable, the fee will be determined with reference to market rates of similar financial services charges and agreed between the parties.

The service charges will be settled between CUCL or its subsidiaries and Unicom Group as and when the relevant services are provided.

For the financial year ended 31 December 2018, the above continuing connected transactions have not exceeded their respective caps.

The Company has formulated and strictly implemented various systems including the Administrative Measures of Connected Transactions of China Unicom to ensure that connected transactions are properly entered into in accordance with pricing mechanisms and the terms of the transactions are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

The staff from the relevant business departments and the connected persons of the Company will negotiate the pricing terms of the continuing connected transactions. These pricing terms will be determined in accordance with the pricing policy principles set out in the 2017-2019 comprehensive services agreement, which should be fair and reasonable and subject to the review of the finance department.

The legal department is responsible for the review of the agreement for connected transactions. The finance department takes the lead in the daily management and supervision of connected transactions, including liaising with the relevant business departments for account reconciliation with connected parties, monitoring the implementation of connected transactions together with business departments on a routine basis and performing supervisory examination. The finance department regularly reports the status of the implementation of connected transactions to the Audit Committee. The audit department includes review on connected transactions into the scope of annual internal control assessment and reports the results to the management.

Furthermore, the aforesaid continuing connected transactions have been reviewed by independent non-executive directors of the Company. The independent non-executive directors confirmed that the aforesaid continuing connected transactions were entered into (a) in the ordinary and usual course of business of the Group; (b) either on normal commercial terms or better or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from independent third parties; and (c) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Company’s independent auditor was engaged to report on the Group’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. The independent auditor has issued an unqualified letter containing his findings and conclusions in respect of the continuing connected transactions disclosed by the Group in pages 71 to 76 of this annual report in accordance with paragraph 14A.56 of the Listing Rules. The independent auditors’ letter has confirmed that nothing has come to their attention that cause them to believe that the continuing connected transactions:

(A)	have not been approved by the Board;

(B)	were not, in all material respects, in accordance with the pricing policies of the Group as stated in this annual report;

(C)	were not entered into, in all material respects, in accordance with the relevant agreements governing the continuing connected transactions; and

(D)	have exceeded their respective caps for the financial year ended 31 December 2018 set out in the previous announcements of the Company.

A copy of the independent auditor’s letter has been provided by the Company to the Hong Kong Stock Exchange.

The Company confirms that it has complied with the requirements of Chapter 14A of the Listing Rules in relation to all connected transactions and continuing connected transactions to which any Group member was a party during 2018. Please refer to Note 44 to the consolidated financial statements for a summary of the related party transactions entered into by the members of the Group for the year ended 31 December 2018.

CORPORATE GOVERNANCE REPORT

Report on the Company’s corporate governance is set out in “Corporate Governance Report” on pages 38 to 61.

MATERIAL LEGAL PROCEEDINGS

As a company incorporated in Hong Kong and dual-listed in Hong Kong and the United States, the Company adopts the Companies Ordinance of Hong Kong, the Securities and Futures Ordinance of Hong Kong, Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the regulatory requirements for non-US companies listed in the United States, the Company’s Articles of Association and other related laws and regulations as the basic guidelines for the Company’s corporate governance.

The principal activities of Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The Company is required to comply with the Telecommunications Regulations of the People’s Republic of China, Administrative Regulations on Telecommunications Companies with Foreign Investments, Cybersecurity Law of the People’s Republic of China and other related laws and regulations. At the same time, oversea subsidiaries of the Company are also required to comply with the related laws and regulations where their business operations are located.

For the year ended 31 December 2018, the Company had not been involved in any material litigation, arbitration or administrative proceedings. So far as the Company is aware of, no such litigation, arbitration or administrative proceedings were pending or threatened as at 31 December 2018.

PUBLIC FLOAT

Based on publicly available information and so far as Directors are aware, the Company has maintained the specified amount of public float as required by the Hong Kong Stock Exchange during the year ended 31 December 2018 and as at the date of this annual report.

DONATIONS

For the year ended 31 December 2018, the Group made charitable and other donations in an aggregate amount of approximately RMB11.04 million.

CLOSURE OF REGISTER OF MEMBERS

For the purpose of ascertaining the shareholders’ rights to attend and vote at the Annual General Meeting (and any adjournment thereof) on 10 May 2019, and entitlement to the 2018 Final Dividend, the register of members of the Company will be closed. Details of such closures are set out below:

(1)	For ascertaining the shareholders’ rights to attend and vote at the Annual General Meeting:

Latest time to lodge transfer documents for registration	4:30 p.m. of 3 May 2019
Closure of register of members	From 6 May 2019 to 10 May 2019
Record date	6 May 2019

(2)	For ascertaining the shareholders’ entitlement to the 2018 Final Dividend:

Latest time to lodge transfer documents for registration	4:30 p.m. of 17 May 2019
Closure of register of members	20 May 2019
Record date	20 May 2019

During the above closure periods, no transfer of shares will be registered. To be eligible to attend and vote at the Annual General Meeting, and to qualify for the 2018 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than the aforementioned latest times.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2018 FINAL DIVIDEND

Pursuant to (i) the “Notice Regarding Matters on Determination of Tax Residence Status of Chinese- controlled Offshore Incorporated Enterprises under Rules of Effective Management” (the “Notice”) issued by the State Administration of Taxation of the People’s Republic of China (the “SAT”); (ii) the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”); and (iii) information obtained from the SAT, the Company is required to withhold and pay enterprise income tax when it pays the 2018 Final Dividend to its non-resident enterprise shareholders. The enterprise income tax is 10% on the amount of dividend paid to non-resident enterprise shareholders (the “Enterprise Income Tax”), and the withholding and payment obligation lies with the Company.

As a result of the foregoing, in respect of any shareholders whose names appear on the Company’s register of members on the Dividend Record Date and who are not individuals (including HKSCC Nominees Limited, other custodians, corporate nominees and trustees such as securities companies and banks, and other entities or organisations), the Company will distribute the 2018 Final Dividend payable to them after deducting the amount of Enterprise Income Tax payable on such dividend. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or Shenzhen-Hong Kong Stock Exchange (the Shanghai-Hong Kong Stock Connect or Shenzhen- Hong Kong Stock Connect investors) are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2018 Final Dividend after deducting the amount of Enterprise Income Tax payable on such dividend.

In respect of any shareholders whose names appear on the Company’s register of members on the Dividend Record Date and who are individual shareholders, there will be no deduction of Enterprise Income Tax from the dividend that such shareholder is entitled to.

Shareholders who are not individual shareholders listed on the Company’s register of members and who (i) are resident enterprises of the People’s Republic of China (the “PRC”) (as defined in the Enterprise Income Tax Law), or (ii) are enterprises deemed to be resident enterprises of the PRC in accordance with the Notice, and who, in each case, do not desire to have the Company withhold Enterprise Income Tax from their 2018 Final Dividend, should lodge with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, at or before 4:30 p.m. of 17 May 2019, and present the documents from such shareholder’s governing tax authority in the

PRC confirming that the Company is not required to withhold and pay Enterprise Income Tax in respect of the dividend that such shareholder is entitled to.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the Enterprise Income Tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government agencies and adhere strictly to the information set out in the Company’s register of members on the Dividend Record Date. The Company assumes no liability whatsoever in respect of and will not process any claims, arising from any delay in, or inaccurate determination of, the status of the shareholders, or any disputes over the mechanism of withholding.

INDEPENDENT AUDITOR

The Hong Kong financial reporting and U.S. financial reporting for the year ended 31 December 2018 have been audited by KPMG and KPMG Huazhen LLP, respectively, which retire and, being eligible, offer themselves for re-appointment at the 2019 annual general meeting. A resolution to re-appoint KPMG and KPMG Huazhen LLP and to authorise the Directors to fix their respective remuneration will be proposed at the 2019 annual general meeting.

By Order of the Board

Wang Xiaochu

Chairman and Chief Executive Officer

Hong Kong, 13 March 2019

HUMAN RESOURCES DEVELOPMENT

Analysis of Staff Composition

By Education Background
Postgraduate or above	6%
Bachelor degree	55%
College	23%
Secondary school or below	16%

By Age
30 years old or below	16%
31-50 years old	71%
above 50 years old	13%

For further details of Human Resources Development, please refer to the relevant sections of the Company’s detailed Corporate Social Responsibility Report 2018 to be published in June 2019. Please visit the Company’s website at www.chinaunicom.com.hk.

China Unicom adheres to its people-oriented principle and continuously upholds mechanism innovation to pursue the harmonious development between the Company and its employees. In 2018, underpinned by its Focus Strategy and taking mixed-ownership reform as an opportunity, China Unicom’s human resources practice proactively adapted to Internet- oriented transformation and pushed forward in both width and depth the development of market-oriented human resources system and mechanism, promoted to achieve better “salary up and down”, “staff in and out”, and “post up and down” reform in an effective move to lift vibrancy to support the Company’s reform and development.

Supply-side reforms in human resources have been advanced in greater depth in tandem with the major themes of “efficiency enhancement and structural adjustments”. In 2018, China Unicom’s employee productivity was RMB1,004,000 per staff, up by 8.7% year-on-year. 5,417 fresh university graduates were newly recruited, among which 77.2% of them majored in computer-related disciplines and 88.3% of them were allocated to innovation-related jobs. A total of 9,694 employees at all levels in the headquarter were re-deployed to frontline positions at sub-divided units for direct involvement in value creation, resulting in further optimisation in the staff quality and personnel mix of the teams.

The compensation system has been optimised to spur vitality. The Company further refined its dynamic allocation principles on employee compensation with the focus on profitability, efficiency adjustment and level regulation. Internal allocation of remuneration has been optimised, whereby the staff income may go up or down depending on their contributions to business performance. The Company further established its comprehensive incentive system with share-based compensation, which drives collective sharing of upside and downside and improves staff’s sense of achievement.

The Company has been enhancing its policies of staff selection and building competent teams. Taking the pilot mixed-ownership reform as an opportunity, the Company strived to continue improving the cadre management system and building a professional high-caliber cadre team. Assessment methods have been improved to push forward market-oriented and contract-based management, achieving “post up and down” for the cadre team, and motivating them to take new responsibilities and new initiatives in the new era. China Unicom strictly complied with the staff selection and appointment standards and procedures, and has been strengthening leadership team quality in all levels while making stronger efforts to identify and cultivate outstanding young cadre officers. The Company enhanced its talent structure build-up and identified 3 talents for leadership roles, 216 expert talents, 3,540 backbone talents, 6,033 young and competitive talents, with a total of 9,792 talents from over 10 professions including IT, network optimisation, proprietary research and development, and others. The Company established Internet-oriented talent community to enhance talent value contributions and deployment efficiency. A specialised programme for training talents in the innovative areas was implemented and initiated based on the 4 working goals of “developing new mechanism, increasing volumes, improving capabilities and enhancing application”. The number of talents in the innovation- related areas had increased from 7,000 to 16,000 during the year. The Company held various training courses during the year, including 17 leadership training courses, 2 medium-to-long-term off-the- job enhancement training courses for outstanding management, 186 specialised skills training courses, as well as conducting 73 technical training courses and expertise certification courses at various levels and formats, and 11,527 online courses and micro-lectures. More than 11.25 million enrolments were recorded by the online learning platform.

2018 ROLE MODEL

A hundred employee role models sang together the song of fighting spirit of “Five New” China Unicom. On 28 April 2018, China Unicom hosted an “Employee Role Model Recognition Assembly” in Beijing commending 100 employee role models and an outstanding employee role model team. Mr. Wang Xiaochu, Chairman of China Unicom, attended and made a speech during the assembly. He vividly put forward the new requirements for the people of China Unicom in the New Era: brave to be “pioneer”, dare to be “explorer” and excel to be “striker”. He pointed out that the Company at all levels should diligently learn and advocate the spirit of the employee role models, jointly realise the “Five New” China Unicom dream and support the “China dream” in order to start a new paradigm of China Unicom’s high-quality development in the New Era.

INNOVATION

HARD WORK

DEVOTION

CRAFTSMANSHIP

TEAM WORK

For more details, please visit the Company’s website at https://www.chinaunicom.com.hk/en/about/our_people.php.

SOCIAL RESPONSIBILITY

In active fulfilment of its social responsibility, the Company firmly believes that social responsibilities should be rooted in corporate strategies, incorporated in management, and implemented through operations. Insisting on new development philosophy, the Company seeks to better meet the ever-increasing demand of the public for a pleasant information and communication life. It continued to improve its corporate governance, and ensured that its operations were compliant and its duties were duly performed. It built smart premium networks with craftsmanship, actively contributing to the development of China into a cyber superpower. The Company insisted on eco-friendly low-carbon construction, and continued to promote co-building and co-sharing of telecommunication infrastructure, while safeguarding network security to create a secure and clean cyberspace. In accordance with the principle of “All for Customers”, the Company provided customers with a rich variety of smart products and smart applications, bringing them a convenient and cosy life. It actively laid the groundwork for developing cutting-edge smart technologies to propel the in- depth integration between information technology and the real economy, with a view to facilitating the transformation and upgrade of traditional industries, the economy and the society. The Company has been contributing to the creation of a smart Winter Olympics and giving new energy to its successful organisation. The Company conducted targeted poverty alleviation in an effort to share benefits with people in the society. It cared for the well-being of its staff, and protected their basic rights. It also placed a strong emphasis on staff training to facilitate their growth and development.

NEW GOVERNANCE: STARTING A NEW CHAPTER OF REFORM

China Unicom continuously explores how to enhance its new corporate governance following the mixed- ownership reform. Subject to legal compliance and performance of duties, the Company deeply pushed forward the modernisation of its corporate governance regime and ability, and explored sub-division reform for all production scenarios to help achieve the important objective of deepening reform on all fronts.

NEW DNA: STRENGTHENING THE NEW FOUNDATION FOR TRANSFORMATIVE DEVELOPMENT

The Company vigorously cultivates and strengthens its new Internet DNA, embedding the superb culture and DNA of Internet companies into its development, so as to facilitate the Company’s transition to an Internet- oriented mentality and its staff’s capability enhancement, and to cement the foundation for its transformative development. It continuously enhances social responsibility awareness and capability. It practically safeguards the legal interests of employees, resulting in amiable and harmonious labour relations, enhancement in staff happiness and sense of rewards, as well as the mutual growth of employees and the Company.

NEW OPERATION: EMBARKING ON NEW INTERNET-ORIENTED TRANSFORMATION

The acceleration of the Company’s new Internet- oriented operation is an important path to the thorough implementation of its new development philosophies. It is closely associated with requirements such as customer-centric perception and experience, safeguarding of network security, low-carbon green operation and delivery of social benefits, etc. As a responsible large-scale state-owned telecommunications enterprise, China Unicom is not only concerned with economic benefits in the course of transformation into an Internet-oriented operation, but also social and environmental benefits, with a view to sharing harmonious development with the community. In 2018, the Company actively implemented the strategy of cyber superpower through network optimisation and evolution as well as speed upgrade. It holistically built quality networks, striving to offer better services for its customers. Determined to tackle challenges in“pollution prevention and rectification”, the Company incorporated low-carbon green development philosophy into its strategies, production and operations. It proactively undertook green management, green networks, green operations and green applications, so as to help build a beautiful China with blue sky, green land and clear water, and satisfy people’s growing demand for a pleasant ecological environment.

NEW ENERGY: FOSTERING INNOVATIVE DEVELOPMENT AND NEW VALUE

The Company strives to boost its new energy for innovative development. Innovation is the primary driver of development and serves as an effective tool in the transition from old to new energy. The Company has always focused on innovation in its development. It proactively advanced the construction of smart networks, sped up deployment in cloud computing, Big Data and IoT, etc. and actively participated in research relating to artificial intelligence and blockchain, focusing on the application of new technologies in daily life and industries. The Company has achieved leading development which is increasingly driven by innovation and first-mover advantage, as well as total enhancement in customer services.

NEW ECOLOGY: FACILITATING NEW DEVELOPMENTS WITH INTERCONNECTIONS

The Company actively builds an internally and externally interconnected new ecology. It is committed to creating an open, shared, inclusive and win-win ecosphere with its partners, and working with them to address people’s daily needs. In 2018, with an open mindset, the Company expanded the scope of cooperation with the value chain in areas such as technology, business, resources and capital, etc., in order to develop a positive industry ecology and facilitate high-quality development of the value chain in support of people’s good living.

CHINA UNICOM’S

SOCIAL RESPONSIBILITY STRATEGY

CREATE AND

ENHANCE VALUE

SOCIAL RESPONSIBILITY MANAGEMENT

•	Improving the organisation of social responsibility

•	Establishing a system for social responsibility

•	Providing training in social responsibility

•	Assessing the performance of social responsibility

•	Evaluating social responsibility practices

•	Institutionalising communication of social responsibility

SOCIAL RESPONSIBILITY AGENDA

•	Enhance institutionalisation and efficiency of internal management

•	Forge quality network with ubiquitous connectivity

•	Quest for innovation-driven smart living

•	Refine customer-oriented and meticulous services

•	Create prosperous industry ecology through win-win cooperation

•	Build secure and clean cyberspace

•	Foster growth ambience with team collaboration

•	Procure harmonious development of green and low-carbon

•	Promote charity undertaking to share benefits with public

SOCIAL RESPONSIBILITY

The Company will publish its detailed Corporate Social Responsibility Report 2018 in June 2019. For more details, please visit the Company’s website at www.chinaunicom.com.hk.

SOCIAL RESPONSIBILITY

INDEPENDENT AUDITOR’S REPORT

TO THE MEMBERS OF CHINA UNICOM (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability)

Opinion

We have audited the consolidated financial statements of China Unicom (Hong Kong) Limited (“the Company”) and its subsidiaries (“the Group”) set out on pages 95 to 193, which comprise the consolidated statement of financial position as at 31 December 2018, the consolidated statement of income, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2018 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and have been properly prepared in compliance with the Hong Kong Companies Ordinance.

Basis for opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the HKICPA. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”) and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Revenue recognition

Refer to note 6 to the consolidated financial statements on pages 141 to 142 and the accounting policies on pages 126 to 127.

The Key Audit Matter

The Group’s revenue is primarily generated from the provision of voice usage, broadband and mobile data services, data and internet application services, other value-added services, transmission lines usage and associated services and sales of telecommunications products.

The accuracy of revenue recorded in the consolidated financial statements is an inherent industry risk because the billing systems of telecommunications companies are complex and process large volumes of data with a combination of different products sold during the year, through a number of different systems.

Significant management judgement can be required in determining the appropriate measurement and timing of recognition of different performance obligations within contracts containing bundled sales packages, which may include services and telecommunication products such as handsets, and complex settings are required in the Group’s information technology (“IT”) systems to achieve the appropriate allocation of transaction prices.

We identified revenue recognition as a key audit matter because revenue is one of the key performance indicators of the Group and because it involves complex IT systems and management judgement both of which give rise to an inherent risk that revenue could be recorded in the incorrect period or could be subject to manipulation to meet targets or expectations.

How the matter was addressed in our audit

Our audit procedures to assess the recognition of revenue included the following:

•

assessing, with the assistance of our internal IT specialists, the design, implementation and operating effectiveness of management’s key internal controls over the general IT environment in which the business systems operate, including access to program controls, program change controls, program development controls and computer operation controls;

•

assessing, with the assistance of our internal IT specialists, the design, implementation and operating effectiveness of management’s key internal IT controls over the completeness and accuracy of rating and bill generation and the end-to-end reconciliation controls from the rating and billing systems to the accounting system;

•	selecting bills issued to customers, on a sample basis, and comparing the details with the corresponding trade receivable details and cash receipts;

•	reconciling the Group’s revenue to the cash collection records on a sample basis;

•

recalculating the balances of trade receivables and advances from customers with the use of electronic audit tools using data extracted from the business support systems and reconciling the results to the Group’s financial records;

•

assessing, on a sample basis, the standalone selling prices determined by the Group for services and handsets offered in mobile handset bundled sales packages, by comparison with the observable prices of the service or handset when the Group sells that service or handset separately in similar circumstances and to similar customers;

•

assessing, on a sample basis, the settings in the IT system for revenue allocation between the services and handsets offered in mobile handset bundled sales packages by comparing the settings with the Group’s allocation basis and recalculating and comparing the allocation results with the system generated results;

•

evaluating journals entries posted to revenue accounts, on a specific risk-based sample basis, and comparing details of these journals entries with relevant underlying documentation, which included service contracts and progress reports.

Carrying value of property, plant and equipment (“PP&E”)

Refer to note 15 to the consolidated financial statements on pages 152 to 153 and the accounting policies on pages 117 to 118.

The Key Audit Matter

The Group continues to incur a significant level of capital expenditure in connection with the expansion of its network coverage and improvements to network quality. The carrying value of PP&E as at 31 December 2018 was approximately RMB384,475 million.

There are a number of areas where management judgement impacts the carrying value of PP&E, and the related depreciation profiles. These include:

•	determining which costs meet the criteria for capitalisation;

•	determining the date on which construction-in-progress is transferred to property, plant and equipment and depreciation commences;

•	the estimation of economic useful lives and residual values assigned to property, plant and equipment.

We identified the carrying value of property, plant and equipment as a key audit matter because of the high level of management judgement involved and because of its significance to the consolidated financial statements.

How the matter was addressed in our audit

Our audit procedures to assess the carrying value of PP&E included the following:

•

assessing the design, implementation and operating effectiveness of key internal controls over the completeness, existence and accuracy of property, plant and equipment, including the key internal controls over the estimation of useful economic lives and residual values;

•

assessing, on a sample basis, costs capitalised during the year by comparing the costs capitalised with the relevant underlying documentation, which included purchase agreements and invoices, and assessing whether the costs capitalised met the relevant criteria for capitalisation; which included comparing interest rates to loan agreements, recalculating the interest capitalisation rate and assessing, on a sample basis, the calculation of interest capitalised in construction-in-progress;

•	challenging the date of transferring construction-in-progress to PP&E by examining the inspection reports and/or project progress reports, on a sample basis;

•	evaluating management’s estimation of useful economic lives and residual values by considering our knowledge of the business and practices adopted in the wider telecommunications industry.

Information other than the consolidated financial statements and auditor’s report thereon

The directors are responsible for the other information. The other information comprises all the information included in the annual report, other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the consolidated financial statements

The directors are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and HKFRSs issued by the HKICPA and the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The directors are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. This report is made solely to you, as a body, in accordance with section 405 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•

Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Chan Kim Tak.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

13 March 2019

CONSOLIDATED STATEMENT OF INCOME

(All amounts in Renminbi (“RMB”) millions, except per share data)

		Year ended 31 December
	Note	2018	2017
Revenue	6	290,877	274,829
Interconnection charges		(12,579)	(12,617)
Depreciation and amortisation		(75,777)	(77,492)
Network, operation and support expenses	7	(55,077)	(54,507)
Employee benefit expenses	8	(48,143)	(42,471)
Costs of telecommunications products sold	9	(27,604)	(26,643)
Other operating expenses	10	(62,561)	(57,166)
Finance costs	11	(1,625)	(5,734)
Interest income		1,712	1,647
Share of net profit of associates		2,477	893
Share of net profit of joint ventures		598	574
Other income – net	12	783	1,280

Profit before income tax		13,081	2,593
Income tax expenses	13	(2,824)	(743)

Profit for the year		10,257	1,850

Profit attributable to:
Equity shareholders of the Company		10,197	1,828

Non-controlling interests		60	22

Earnings per share for profit attributable to equity shareholders of the Company during the year:
Basic earnings per share (RMB)	14	0.33	0.07

Diluted earnings per share (RMB)	14	0.33	0.07

Note:	The Group has initially applied IFRS/HKFRS 15 and IFRS/HKFRS 9 (2014) at 1 January 2018. Under the transition method chosen, comparative information is not restated. See Note 2.

Details of dividends attributable to equity shareholders of the Company for the years ended 31 December 2018 and 2017 are set out in Note 32.

The notes on pages 102 to 193 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in RMB millions)

	Year ended 31 December
	2018	2017
Profit for the year	10,257	1,850

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income (non-recycling)	(383)	(56)
Tax effect on changes in fair value of financial assets through other comprehensive income	2	(2)

Changes in fair value of financial assets through other comprehensive income, net of tax (non-recycling)	(381)	(58)
Remeasurement of net defined benefit liability, net of tax	(4)	6

	(385)	(52)

Item that may be reclassified subsequently to statement of income:
Currency translation differences	140	(178)

Other comprehensive income for the year, net of tax	(245)	(230)

Total comprehensive income for the year	10,012	1,620

Total comprehensive income attributable to:
Equity shareholders of the Company	9,952	1,598

Non-controlling interests	60	22

Note:	The Group has initially applied IFRS/HKFRS 15 and IFRS/HKFRS 9 (2014) at 1 January 2018. Under the transition method chosen, comparative information is not restated. See Note 2.

The notes on pages 102 to 193 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(All amounts in RMB millions)

		As at 31 December
	Note	2018	2017
ASSETS
Non-current assets
Property, plant and equipment	15	384,475	416,596
Lease prepayments	16	9,290	9,313
Goodwill	17	2,771	2,771
Interest in associates	19	35,758	33,233
Interest in joint ventures	20	3,966	2,368
Deferred income tax assets	13	3,401	5,973
Contract assets	21	570	—
Contract costs	22	5,632	—
Financial assets at fair value through other comprehensive income	23	3,903	4,286
Other assets	24	14,645	20,721

		464,411	495,261

Current assets
Inventories and consumables	25	2,388	2,239
Contract assets	21	1,254	—
Accounts receivable	26	14,433	13,964
Prepayments and other current assets	27	11,106	13,801
Amounts due from ultimate holding company	44	7,431	239
Amounts due from related parties	44	935	3,274
Amounts due from domestic carriers		3,812	4,683
Financial assets at fair value through profit and loss		770	160
Short-term bank deposits and restricted deposits	28	3,720	5,526
Cash and cash equivalents	29	30,060	32,836

		75,909	76,722

Total assets		540,320	571,983

EQUITY
Equity attributable to equity shareholders of the Company
Share capital	30	254,056	254,056
Reserves	31	(20,154)	(20,912)
Retained profits
– Proposed final dividend	32	4,100	1,591
– Others		75,920	69,315

		313,922	304,050

Non-controlling interests		364	297

Total equity		314,286	304,347

		As at 31 December
	Note	2018	2017
LIABILITIES
Non-current liabilities
Long-term bank loans	33	3,173	3,473
Corporate bonds	35	999	17,981
Deferred income tax liabilities	13	111	108
Deferred revenue	36	3,609	3,020
Amounts due to related parties	44	3,042	—
Other obligations	37	190	432

		11,124	25,014

Current liabilities
Short-term bank loans	38	15,085	22,500
Commercial papers	39	—	8,991
Current portion of long-term bank loans	33	441	410
Current portion of promissory notes	34	—	17,960
Accounts payable and accrued liabilities	40	122,458	125,260
Taxes payable		911	1,121
Amounts due to ultimate holding company	44	1,214	2,176
Amounts due to related parties	44	8,843	8,126
Amounts due to domestic carriers		2,144	2,538
Dividend payable		920	920
Current portion of corporate bonds	35	16,994	—
Current portion of deferred revenue	36	78	350
Current portion of other obligations	37	2,844	2,987
Contract liabilities	21	42,650	—
Advances from customers		328	49,283

		214,910	242,622

Total liabilities		226,034	267,636

Total equity and liabilities		540,320	571,983

Net current liabilities		(139,001)	(165,900)

Total assets less current liabilities		325,410	329,361

Note:	The Group has initially applied IFRS/HKFRS 15 and IFRS/HKFRS 9 (2014) at 1 January 2018. Under the transition method chosen, comparative information is not restated. See Note 2.

The notes on pages 102 to 193 are an integral part of these consolidated financial statements.

Approved and authorised for issue by the Board of Directors on 13 March 2019 and signed on behalf of the Board by:

Wang Xiaochu	Zhu Kebing
Director	Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(All amounts in RMB millions)

	Attributable to equity shareholders of the Company
	Share capital	General risk reserve	Investment revaluation reserve	Statutory reserves	Other reserves	Retained profits	Total	Non- controlling interests	Total equity
Balance at 1 January 2017	179,102	33	(6,936)	28,827	(42,941)	69,322	227,407	275	227,682
Total comprehensive income for the year	—	—	(58)	—	(172)	1,828	1,598	22	1,620
Issue of share capital	74,954	—	—	—	—	—	74,954	—	74,954
Share of associate’s other reserve	—	—	—	—	91	—	91	—	91
Appropriation to statutory reserves	—	—	—	50	—	(50)	—	—	—
Appropriation to other reserves	—	194	—	—	—	(194)	—	—	—

Balance at 31 December 2017	254,056	227	(6,994)	28,877	(43,022)	70,906	304,050	297	304,347

Impact on initial application of IFRS/ HKFRS 15	—	—	—	175	—	1,575	1,750	—	1,750
Impact on initial application of IFRS/ HKFRS 9 (2014)	—	—	—	(85)	—	(768)	(853)	—	(853)

Balance at 1 January 2018	254,056	227	(6,994)	28,967	(43,022)	71,713	304,947	297	305,244
Total comprehensive income for the year	—	—	(381)	—	136	10,197	9,952	60	10,012
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	7	7
Appropriation to statutory reserves	—	—	—	52	—	(52)	—	—	—
Appropriation to other reserves	—	247	—	—	—	(247)	—	—	—
Dividends relating to 2017 (Note 32)	—	—	—	—	—	(1,591)	(1,591)	—	(1,591)
Capital contribution relating to share-based payment borne by China United Network Communications Limited (“A Share Company”) (Note 43)	—	—	—	—	614	—	614	—	614

Balance at 31 December 2018	254,056	474	(7,375)	29,019	(42,272)	80,020	313,922	364	314,286

Note:	The Group has initially applied IFRS/HKFRS 15 and IFRS/HKFRS 9 (2014) at 1 January 2018. Under the transition method chosen, comparative information is not restated. See Note 2.

The notes on pages 102 to 193 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in RMB millions)

		Year ended 31 December
	Note	2018	2017
Cash flows from operating activities
Cash generated from operations	(a)	93,882	91,519
Interest received		1,688	807
Interest paid		(2,457)	(6,293)
Income tax paid		(726)	(979)

Net cash inflow from operating activities		92,387	85,054

Cash flows from investing activities
Purchase of property, plant and equipment		(52,176)	(61,489)
Proceeds from disposal of Tower Assets and other property, plant and equipment		1,090	22,121
Dividend received from financial assets at fair value through other comprehensive income		203	167
Investment income received from financial assets at fair value through profit and loss		36	—
Proceeds from disposal of financial assets at fair value through profit and loss		—	60
Dividends received from associates		20	10
Decrease/(Increase) in short-term bank deposits and restricted deposits		3,094	(3,094)
Purchase of other assets		(4,590)	(4,204)
Acquisition of financial assets at fair value through profit and loss		(585)	(74)
Acquisition of financial assets at fair value through other comprehensive income		—	(8)
Acquisition of interest in associates		(67)	(5)
Acquisition of interest in joint ventures		(1,000)	(620)
Lending by Unicom Group Finance Company Limited (“Finance Company”)		(13,558)	(700)
Repayment of loan lent by Finance Company		6,354	500

Net cash outflow from investing activities		(61,179)	(47,336)

Cash flows from financing activities
Proceeds from shares issued		—	74,954
Capital contributions from non-controlling interests		7	—
Proceeds from commercial papers		—	26,941
Proceeds from short-term bank loans		53,306	117,571
Proceeds from long-term bank loans		—	1,549
Loans from ultimate holding company		—	5,237
Loans from related parties		3,090	535
Repayment of commercial papers		(9,000)	(54,000)
Repayment of short-term bank loans		(60,730)	(172,065)
Repayment of long-term bank loans		(435)	(2,686)
Repayment of related party loan		(475)	(60)
Repayment of ultimate holding company loan		(1,344)	(3,893)
Repayment of finance lease		(493)	(695)
Repayment of promissory notes		(18,000)	(19,000)
Repayment of corporate bonds		—	(2,000)
Payment of issuing expense for promissory notes		(67)	(82)
Dividends paid to equity shareholders of the Company	32	(1,591)	—
Net deposits/(withdrawal) with/from Finance Company		2,354	(100)
Increase in statutory reserve deposits placed by Finance Company	28(i)	(680)	(620)

Net cash outflow from financing activities		(34,058)	(28,414)

Net (decrease)/increase in cash and cash equivalents		(2,850)	9,304
Cash and cash equivalents, beginning of year		32,836	23,633
Effect of changes in foreign exchange rate		74	(101)

Cash and cash equivalents, end of year	29	30,060	32,836

Analysis of the balances of cash and cash equivalents:
Cash balances		1	3
Bank balances		30,059	32,833

		30,060	32,836

Note:	The Group has initially applied IFRS/HKFRS 15 and IFRS/HKFRS 9 (2014) at 1 January 2018. Under the transition method chosen, comparative information is not restated. See Note 2.

The notes on pages 102 to 193 are an integral part of these consolidated financial statements.

(a)	The reconciliation of profit before income tax to cash generated from operating activities is as follows:

	Year ended 31 December
	2018	2017
Profit before income tax	13,081	2,593
Adjustments for:
Depreciation and amortisation	75,777	77,492
Interest income	(1,712)	(1,647)
Finance costs	1,676	5,363
Loss on disposal of property, plant and equipment	4,148	3,489
Credit loss allowance and write-down of inventories	3,846	3,955
Dividend from financial assets at fair value through other comprehensive income	(203)	(206)
Investment income from financial assets at fair value through profit and loss	(36)	—
Share of net profit of associates	(2,477)	(893)
Share of net profit of joint ventures	(598)	(574)
Expenses for restricted shares of A Share Company granted to the Group’s employees	614	—
Other investment gain	(31)	(19)
Changes in working capital:
Increase in accounts receivable	(4,887)	(3,667)
Decrease in contract assets	1,150	—
Increase in contract costs	(3,001)	—
(Increase)/Decrease in inventories and consumables	(385)	81
Increase in short-term bank deposits and restricted deposits	(581)	(58)
Decrease/(Increase) in other assets	1,584	(2,034)
Decrease in prepayments and other current assets	60	166
Increase in amounts due from ultimate holding company	(20)	(39)
Decrease in amounts due from related parties	2,339	112
Decrease/(Increase) in amounts due from domestic carriers	871	(775)
Increase in accounts payable and accrued liabilities	6,591	5,752
Increase in taxes payable	33	362
Increase in advances from customers	45	2,255
Decrease in contract liabilities	(4,322)	—
Increase in deferred revenue	1,474	365
Increase in other obligations	68	45
Increase/(Decrease) in amounts due to ultimate holding company	40	(203)
Decrease in amounts due to related parties	(868)	(945)
(Decrease)/Increase in amounts due to domestic carriers	(394)	549

Cash generated from operations	93,882	91,519

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of voice usage, broadband and mobile data services, data and internet application services, other value-added services, transmission lines usage and associated services and sales of telecommunications products in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (“SEHK”) on 22 June 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by A Share Company, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002.

Under a mixed ownership reform, A Share Company completed a non-public share issuance to certain strategic investors in October 2017. The gross proceeds of the non-public share issuance amounted to RMB61,725 million. Immediately upon the completion of non-public share issuance by A Share Company, China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”), a substantial shareholder of A Share Company, also transferred certain shares in A Share Company to China Structural Reform Fund Corporation Limited at a cash consideration of RMB12,975 million.

On 28 November 2017, the Company issued 6,651,043,262 new shares to Unicom BVI for a cash consideration of RMB74,954 million. As a result, the shareholding of Unicom BVI in the Company increased from 40.61% to 53.52%.

The directors of the Company consider Unicom Group as the ultimate holding company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Statement of Compliance

The financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs. The financial statements also comply with HKFRSs as well as the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK (“Listing Rules”) and the requirements of the Hong Kong Companies Ordinance.

2.2	Basis of Preparation

The consolidated financial statements have been prepared under the historical cost convention, except that the following assets are stated at their fair value set out below:

•	Financial assets at fair value through other comprehensive income

•	Financial assets at fair value through profit and loss

The consolidated financial statements prepared by the PRC subsidiaries for PRC statutory reporting purposes are based on the Chinese Accounting Standards for Business Enterprises (“CAS”) issued by the Ministry of Finance (“MOF”) of the PRC, which became effective from 1 January 2007 with certain transitional provisions. There are certain differences between the Group’s IFRS/HKFRS financial statements and PRC financial statements. The principal adjustments made to the PRC financial statements to conform to IFRSs/HKFRSs include the following:

•

reversal of the revaluation surplus or deficit and related amortisation charges arising from the revaluation of prepayments for the leasehold land performed by independent valuers for the purpose of reporting to relevant PRC government authorities;

•	recognition of goodwill associated with the acquisition of certain subsidiaries prior to 2005;

•	adjustments for deferred taxation in relation to the above adjustments; and

•	recognition of the dilution gain or loss of interest in equity-accounted investee.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2	Basis of Preparation (Continued)

(a)	Going Concern Assumption

As at 31 December 2018, current liabilities of the Group exceeded current assets by approximately RMB139.0 billion (2017: approximately RMB165.9 billion). Considering the current economic conditions and taking into account of the Group’s expected capital expenditure in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;

•	Approximately RMB260.9 billion of revolving banking facilities, of which approximately RMB245.6 billion was unutilised as at 31 December 2018; and

•	Other available sources of financing from domestic banks and other financial institutions in view of the Group’s good credit history.

In addition, the Group believes it has the ability to raise funds from short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital commitments and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2018 have been prepared on a going concern basis.

(b)	Critical Accounting Estimates and Judgment

The preparation of the consolidated financial statements in conformity with IFRSs/HKFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRSs/HKFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 4.

(c)	New Accounting Standards and Amendments

The Group has early adopted IFRS/HKFRS 9 (2010) “Financial Instruments” (“IFRS/HKFRS 9 (2010)”) in 2011. In 2018, the Group has been impacted by IFRS/HKFRS 9 (2014), “Financial Instruments” (“IFRS/HKFRS 9 (2014)”) in relation to measurement of credit losses, and impacted by IFRS/HKFRS 15, “Revenue from Contracts with Customers” (“IFRS/HKFRS 15”) in relation to capitalisation of contract costs and presentation of contract assets and contract liabilities. Details of the changes in accounting policies are discussed in Note 2.2(c)(ii) for IFRS/HKFRS 9 (2014) and Note 2.2(c)(iii) for IFRS/HKFRS 15.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments (Continued)

(i)	Overview

Under the transition method chosen, the Group recognises cumulative effect of the initial application of IFRS/HKFRS 9 (2014) and IFRS/HKFRS 15 as an adjustment to the opening balance of equity at 1 January 2018. Comparative information is not restated. The following table gives a summary of the opening balance adjustments recognised for each line item in the consolidated statement of financial position that has been impacted by IFRS/HKFRS 9 (2014) and IFRS/HKFRS 15:

	At 31 December 2017	Impact on initial application of IFRS/ HKFRS 9 (2014) (Note 2.2(c)(ii))	Impact on initial application of IFRS/HKFRS 15 (Note 2.2(c)(iii))	At 1 January 2018
ASSETS
Deferred income tax assets	5,973	265	(584)	5,654
Contract assets	—	—	753	753
Other assets	20,721	—	(5,275)	15,446
Contract costs	—	—	6,856	6,856
Total non-current assets	495,261	265	1,750	497,276
Accounts receivable	13,964	(1,118)	—	12,846
Prepayments and other current assets	13,801	—	(2,221)	11,580
Contract assets	—	—	2,221	2,221
Total current assets	76,722	(1,118)	—	75,604
Total assets	571,983	(853)	1,750	572,880
EQUITY
Reserves	(20,912)	(85)	175	(20,822)
Retained profits
– Proposed final dividend	1,591	—	—	1,591
– Others	69,315	(768)	1,575	70,122
Total equity	304,347	(853)	1,750	305,244
CURRENT LIABILITIES
Accounts payable and accrued liabilities	125,260	—	3,671	128,931
Current portion of deferred revenue	350	—	(311)	39
Advances from customers	49,283	—	(49,000)	283
Contract liabilities	—	—	45,640	45,640
NON-CURRENT LIABILITIES
Deferred revenue	3,020	—	(782)	2,238
Contract liabilities	—	—	782	782
Total equity and liabilities	571,983	(853)	1,750	572,880
Net current liabilities	(165,900)	(1,118)	—	(167,018)
Total assets less current liabilities	329,361	(853)	1,750	330,258

Further details of these changes are set out in sub-sections (ii) and (iii) of this note.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments (Continued)

(ii)	IFRS/HKFRS 9 (2014), “Financial instruments”, including the amendments to IFRS/HKFRS 9, “Prepayment features with negative compensation”

The Group has early adopted IFRS/HKFRS 9 (2010) in 2011 and has applied IFRS/HKFRS 9 (2014) on 1 January 2018. Compared with IFRS/HKFRS 9 (2010), IFRS/HKFRS 9 (2014) includes the new expected credit losses model for impairment of financial assets, the new general hedge accounting requirements and limited amendments to the classification and measurement of financial assets.

The Group has applied IFRS/HKFRS 9 (2014) retrospectively to items that existed at 1 January 2018 in accordance with the transition requirements. The Group has recognised the cumulative effect of initial application as an adjustment to the opening equity at 1 January 2018. Therefore, comparative information continues to be reported under IFRS/HKFRS 9 (2010).

The following table summarises the impact of transition to IFRS/HKFRS 9 (2014) on retained profits and reserves and the related tax impact at 1 January 2018.

Reserves and Retained profits

Recognition of additional expected credit losses on:
– financial assets measured at amortised cost	(1,118)
Related tax	265
Net decrease in retained profits and reserves at 1 January 2018	(853)

Further details of the nature and effect of the changes to previous accounting policies and the transition approach are set out below:

i.	Credit losses

IFRS/HKFRS 9 (2014) replaces the “incurred loss” model in IFRS/HKFRS 9 (2010) with an “expected credit loss” (“ECL”) model. The ECL model requires an ongoing measurement of credit risk associated with a financial asset and therefore recognises ECLs earlier than under the “incurred loss” accounting model in IFRS/HKFRS 9 (2010).

The Group applies the new ECL model to the following items:

•

financial assets measured at amortised cost (including cash and cash equivalents, short-term bank deposits and restricted deposits, accounts receivable, prepayments and other current assets, amounts due from ultimate holding company, amounts due from related parties, amounts due from domestic carriers and certain other assets); and

•	contract assets as defined in IFRS/HKFRS 15 (see Note 2.2(c)(iii)).

For further details on the Group’s accounting policy for accounting for credit losses, see Note 2.15.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments (Continued)

(ii)	IFRS/HKFRS 9 (2014), “Financial instruments”, including the amendments to IFRS/HKFRS 9, “Prepayment features with negative compensation” (Continued)

i.	Credit losses (Continued)

Opening balance adjustment

As a result of this change in accounting policy, the Group has recognised additional ECLs amounting to RMB1,118 million, which decreased statutory reserve and retained profits by RMB853 million and increased gross deferred tax assets by RMB265 million at 1 January 2018.

The following table reconciles the closing loss allowance determined in accordance with IFRS/HKFRS 9 (2010) as at 31 December 2017 with the opening loss allowance determined in accordance with IFRS/HKFRS 9 (2014) as at 1 January 2018:

Loss allowance at 31 December 2017 under IFRS/HKFRS 9 (2010)	6,657
Additional credit loss recognised at 1 January 2018 on:
– Accounts receivable	1,118
Loss allowance at 1 January 2018 under IFRS/HKFRS 9 (2014)	7,775

ii.	Transition

Changes in accounting policies resulting from the adoption of IFRS/HKFRS 9 (2014) have been applied retrospectively, except as described below:

•

Information relating to comparative periods has not been restated. Differences in the carrying amounts of financial assets resulting from the adoption of IFRS/HKFRS 9 (2014) are recognised in retained profits and reserves as at 1 January 2018. Accordingly, the information presented for 2017 continues to be reported under IFRS/HKFRS 9 (2010) and thus may not be comparable with the current period.

•

If, at the date of initial application, the assessment of whether there has been a significant increase in credit risk since initial recognition would have involved undue cost or effort, a lifetime ECL has been recognised for that financial instrument.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments (Continued)

(iii)	IFRS/HKFRS 15, “Revenue from Contracts with Customers”

IFRS/HKFRS 15 establishes a comprehensive framework for recognising revenue and some costs from contracts with customers. IFRS/HKFRS 15 replaces IAS/HKAS 18, “Revenue”, which covered revenue arising from sale of goods and rendering of services, and IAS/HKAS 11, “Construction contracts”, which specified the accounting for construction contracts.

IFRS/HKFRS 15 also introduces additional qualitative and quantitative disclosure requirements which aim to enable users of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Group has elected to use the cumulative effect transition method and has recognised the cumulative effect of initial application as an adjustment to the opening balance of equity at 1 January 2018. Therefore, comparative information has not been restated and continues to be reported under IAS/HKAS 11 and IAS/ HKAS 18. As allowed by IFRS/HKFRS 15, the Group has applied the new requirements only to contracts that were not completed before 1 January 2018.

The Group’s previous revenue recognition accounting policies of bundled sales transactions were generally consistent with the requirements of IFRS/HKFRS 15 in material respects.

Further details of the nature and effect of the changes on previous accounting policies are set out below:

i.	Sales commission

The Group previously recognised sales commissions payable as other operating expenses when they were incurred. Under IFRS/HKFRS 15, the Group is required to capitalise these sales commissions as costs of obtaining contracts when they are incremental and are expected to be recovered, unless the expected amortisation period is one year or less from the date of initial recognition of the asset, in which case the sales commissions can be expensed when incurred. Capitalised commissions are charged to profit or loss when the revenue from the related contract is recognised and are included as other operating expenses at that time.

The following table summarises the impact of transition to IFRS/HKFRS 15 on retained profits and reserves and the related tax impact at 1 January 2018:

Reserves and Retained profits

Capitalisation of sales commissions	2,334
Related tax	(584)
Net increase in retained profits and reserves at 1 January 2018	1,750

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments (Continued)

(iii)	IFRS/HKFRS 15, “Revenue from Contracts with Customers” (Continued)

ii.	Presentation of contract assets, contract cost and contract liabilities

Under IFRS/HKFRS 15, a receivable is recognised only if the Group has an unconditional right to consideration. If the Group recognises the related revenue before being unconditionally entitled to the consideration for the promised goods and services in the contract, then the entitlement to consideration is classified as a contract asset. Similarly, a contract liability, rather than a payable, is recognised when a customer pays consideration, or is contractually required to pay consideration and the amount is already due, before the Group recognises the related revenue. For a single contract with the customer, either a net contract asset or a net contract liability is presented. For multiple contracts, contract assets and contract liabilities of unrelated contracts are not presented on a net basis.

Previously, contract balances relating to contracts in progress were presented in the consolidated statement of financial position under “Prepayments and other current assets”, “Other assets”, “Advances from customers” and “Deferred revenue”.

To reflect these changes in presentation, the Group has made the following adjustments at 1 January 2018, as a result of the adoption of IFRS/HKFRS 15:

a.

“Receivables for the sales of mobile handsets, net of allowance” which were previously included in “Prepayments and other current assets” and “Other assets”, amounting to RMB2,221 million and RMB753 million, respectively, are now included under contract assets.

b.

“Direct incremental costs for activating broadband and Internet Protocol Television (“IPTV”) subscribers” which were previously included in “Other assets”, amounting to RMB4,522 million, are now included under contract costs.

c.

(1) “Advances received from customers for prepaid cards, other calling cards and prepaid service fees” amounting to RMB45,329 million, which were previously included in “Advances from customers”; (2) “allocated portion of fair value for the subscriber points reward” which were previously included in “Deferred revenue” and “Current portion of deferred revenue”, amounting to RMB525 million and RMB207 million, respectively; (3) “installation fees of fixed-line service” which were previously included in “Deferred revenue” and “Current portion of deferred revenue”, amounting to RMB207 million and RMB104 million, respectively; and (4) “Advances received from customers for transmission lines usage and associated services” amounting to RMB50 million, which were previously included in “Deferred revenue”, are now included under contract liabilities. “Value-added tax (“VAT”) received from customer in advance” amounting to RMB3,671 million, which were previously included in “Advances from customers” are now included in accounts payables and accrued liabilities.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments (Continued)

(iii)	IFRS/HKFRS 15, “Revenue from Contracts with Customers” (Continued)

iii.	Disclosure of the estimated impact on the amounts reported in respect of the year ended 31 December 2018 as a result of the adoption of IFRS/HKFRS 15 on 1 January 2018.

The following tables summarise the estimated impact of adoption of IFRS/HKFRS 15 on the Group’s consolidated financial statements for the year ended 31 December 2018, by comparing the amounts reported under IFRS/HKFRS 15 in these consolidated financial statements with estimates of the hypothetical amounts that would have been recognised under IAS/HKAS 18 and IAS/HKAS 11 if those superseded standards had continued to apply to 2018 instead of IFRS/HKFRS 15. These tables show only those line items impacted by the adoption of IFRS/HKFRS 15:

	Amounts reported in accordance with IFRS/ HKFRS 15	Hypothetical amounts under IASs/ HKASs 18 and 11	Difference: Estimated impact of adoption of IFRS/ HKFRS 15 on 2018
Line items in the consolidated statement of income for the year ended 31 December 2018 impacted by the adoption of IFRS/HKFRS 15:
Other operating expenses	62,561	62,074	487
Profit before income tax	13,081	13,568	(487)
Income tax expenses	(2,824)	(2,946)	122
Profit for the year	10,257	10,622	(365)
Profit attributable to equity shareholders of the Company	10,197	10,562	(365)
Earnings per share for profit attributable to equity shareholders of the Company during the year:
Basic earnings per share (RMB)	0.33	0.34	(0.01)
Diluted earnings per share (RMB)	0.33	0.34	(0.01)
Line items in the consolidated statement of comprehensive income for the year ended 31 December 2018 impacted by the adoption of IFRS/HKFRS 15:
Total comprehensive income for the year	10,012	10,377	(365)
Total comprehensive income attributable to:
Equity shareholders of the Company	9,952	10,317	(365)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments (Continued)

(iii)	IFRS/HKFRS 15, “Revenue from Contracts with Customers” (Continued)

iii.	(Continued)

	Amounts reported in accordance with IFRS/ HKFRS 15	Hypothetical amounts under IASs/ HKASs 18 and 11	Difference: Estimated impact of adoption of IFRS/HKFRS 15 on 2018
Line items in the consolidated statement of financial position as at 31 December 2018 impacted by the adoption of IFRS/HKFRS 15:
ASSETS
Deferred income tax assets	3,401	3,630	(229)
Contract assets	570	—	570
Other assets	14,645	19,000	(4,355)
Contract costs	5,632	—	5,632
Total non-current assets	464,411	462,793	1,618
Prepayments and other current assets	11,106	12,360	(1,254)
Contract assets	1,254	—	1,254
Total current assets	75,909	75,909	—
Total assets	540,320	538,702	1,618
EQUITY
Reserves	(20,154)	(20,293)	139
Retained profits
– Others	75,920	74,674	1,246
Total equity	314,286	312,901	1,385
LIABILITIES
Accounts payable and accrued liabilities	122,458	119,060	3,398
Taxes payable	911	678	233
Current portion of deferred revenue	78	1,161	(1,083)
Advances from customers	328	45,293	(44,965)
Contract liabilities	42,650	—	42,650
Total current liabilities	214,910	214,677	233
Total equity and liabilities	540,320	538,702	1,618
Net current liabilities	(139,001)	(138,768)	(233)
Total assets less current liabilities	325,410	324,025	1,385
Line items in the reconciliation of profit before taxation to cash generated from operations for the year ended 31 December 2018 impacted by the adoption of IFRS/HKFRS 15:
Profit before income tax	13,081	13,568	(487)
Increase in contract costs	(3,001)	—	(3,001)
Decrease/(Increase) in other assets	1,584	(1,721)	3,305
Decrease in contract assets	1,150	—	1,150
Decrease in prepayments and other current assets	60	1,027	(967)
Increase in accounts payable and accrued liabilities	6,591	6,268	323
Decrease in contract liabilities	(4,322)	—	(4,322)
Increase in deferred revenue	1,474	1,464	10
Increase/(Decrease) in advances from customers	45	(3,944)	3,989

The differences arise as a result of the changes in accounting policies described above.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments (Continued)

(iv)	IFRIC/HK(IFRIC) 22, “Foreign currency transactions and advance consideration” (“IFRIC/HK(IFRIC) 22”)

This interpretation provides guidance on determining “the date of the transaction” for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) arising from a transaction in which an entity receives or pays advance consideration in a foreign currency.

The Interpretation clarifies that “the date of the transaction” is the date on initial recognition of the non-monetary asset or liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance of recognising the related item, the date of the transaction for each payment or receipt should be determined in this way. The adoption of IFRIC/HK(IFRIC) 22 does not have any material impact on the financial position and the financial result of the Group.

(v)	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2018

The IASB and HKICPA has issued a number of new IFRSs/HKFRSs and amendments to IFRSs/HKFRSs and IAS/HKAS which are not yet effective for the year ended 31 December 2018 and which have not been adopted in these financial statements. Of these, the following developments are relevant to the Group’s financial statements:

Effective for accounting periods beginning on or after
IFRS/HKFRS 16, “Leases”	1 January 2019
IFRIC/HK(IFRIC) 23, “Uncertainty over income tax treatments”	1 January 2019
Annual Improvements to IFRSs/HKFRSs 2015–2017 Cycle	1 January 2019
Amendments to IAS/HKAS 28, “Long-term interest in associates and joint ventures”	1 January 2019

The Group is assessing the impact of such new standards, amendments to standards and interpretation, and will adopt the relevant standards, amendments to standards and interpretation in the subsequent period as required. In particular, the Group provides the following information in respect of IFRS/HKFRS 16, “Leases” which may has a significant impact on the Group’s consolidated financial statements. While the assessment has been substantially completed for IFRS/HKFRS 16, the actual impact upon the initial adoption of this standard may differ as the assessment completed to date is based on the information currently available to the Group, and further impacts may be identified before the standard is initially applied in the Group’s interim financial report for the six months ending 30 June 2019. The Group may also change its accounting policy elections, including the transition options, until the standard is initially applied in that financial report.

IFRS/HKFRS 16, “Leases” (“IFRS/HKFRS 16”)

Currently the Group classifies leases into finance leases and operating leases and accounts for the lease arrangements differently, depending on the classification of the lease. The Group enters into some leases as the lessor and others as the lessee.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments (Continued)

(v)	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2018 (Continued)

IFRS/HKFRS 16, “Leases” (“IFRS/HKFRS 16”) (Continued)

IFRS/HKFRS 16 is not expected to impact significantly on the way that lessors account for their rights and obligations under a lease. However, once IFRS/HKFRS 16 is adopted, lessees will no longer distinguish between finance leases and operating leases. Instead, subject to practical expedients, lessees will account for all leases in a similar way to current finance lease accounting, i.e. at the commencement date of the lease the lessee will recognise and measure a lease liability at the present value of the minimum future lease payments and will recognise a corresponding “right-of-use” asset. After initial recognition of this asset and liability, the lessee will recognise interest expense accrued on the outstanding balance of the lease liability, and the depreciation of the right-of-use asset, instead of the current policy of recognising rental expenses incurred under operating leases on a systematic basis over the lease term. As a practical expedient, the lessee can elect not to apply this accounting model to short-term leases (i.e. where the lease term is 12 months or less) and to leases of low-value assets, in which case the rental expenses would continue to be recognised on a systematic basis over the lease term.

IFRS/HKFRS 16 will primarily affect the Group’s accounting as a lessee of leases for properties, plant and equipment which are currently classified as operating leases. The application of the new accounting model is expected to lead to an increase in both assets and liabilities and to impact on the timing of the expense recognition in the statement of income over the period of the lease.

IFRS/HKFRS 16 is effective for annual periods beginning on or after 1 January 2019. As allowed by IFRS/ HKFRS 16, the Group plans to use the practical expedient to grandfather the previous assessment of which existing arrangements are, or contain, leases. The Group will therefore apply the new definition of a lease in IFRS/HKFRS 16 only to contracts that are entered into on or after the date of initial application. In addition, the Group plans to elect the practical expedient for not applying the new accounting model to short-term leases and leases of low-value assets.

The Group plans to elect to use the modified retrospective approach for the adoption of IFRS/HKFRS 16 and will recognise the cumulative effect of initial application as an adjustment to the opening balance of equity at 1 January 2019 and will not restate the comparative information. As disclosed in Note 45.2, the Group’s future aggregate minimum operating lease and other service payments amounted to RMB54,751 million at 31 December 2018. Upon the initial adoption of IFRS/HKFRS 16, certain of the lease commitments will be recognised as the opening balances of lease liabilities and the corresponding right-of-use assets as at 1 January 2019, after taking account the effects of discounting.

Other than the recognition of lease liabilities and right-of-use assets, the Group expects that the transition adjustments to be made upon the initial adoption of IFRS/HKFRS 16 will not be material. However, the expected changes in accounting policies as described above could have a material impact on the Group’s financial statement from 2019 onwards.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3	Subsidiaries and Non-Controlling Interests

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances, transactions and cash flows and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

The Group adopted the purchase method of accounting to account for business combination of entities and businesses under common control before 2005. Under the purchase method of accounting in force at the date of the acquisition, the cost of an acquisition was measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed were measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired was recorded as goodwill. If the cost of acquisition was less than the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired, the difference was recognised directly in the statement of income.

Under HKFRSs, business combination of entity and business under common control of the Group after 2005 was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger accounting for common control combinations” (“AG 5”) issued by the HKICPA in 2005. Upon the adoption of IFRSs by the Group in 2008, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method, which is consistent with HKFRSs.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at the non-controlling interests’ proportionate share of the subsidiary’s net identifiable assets.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of income and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statement of financial position in accordance with Note 2.21 depending on the nature of the liability.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3	Subsidiaries and Non-Controlling Interests (Continued)

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see Note 2.13) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (see Note 2.4).

In the Company’s statement of financial position, an investment in a subsidiary is stated at cost less impairment losses (see Note 2.14), unless the investment is classified as held for sale (or included in a disposal group that is classified as held for sale).

2.4	Associates and Joint Ventures

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A joint venture is an arrangement whereby the Group and other parties contractually agree to share control of the arrangement, and have rights to the net assets of the arrangement.

An investment in an associate or a joint venture is accounted for in the consolidated financial statements under the equity method, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale). Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition- date fair values of the investee’s identifiable net assets over the cost of the investment (if any). The cost of the investment includes purchase price, other costs directly attributable to the acquisition of the investment, and any direct investment into the associate or joint venture that forms part of the Group’s equity investment. Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment. The Group’s share of the post-acquisition post-tax results of the investees and any impairment losses for the year are recognised in the consolidated statement of income, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognised as other comprehensive income in the consolidated statement of comprehensive income.

When the Group’s share of losses exceeds its interest in the associate or the joint venture, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate or the joint venture.

Unrealised profits and losses resulting from transactions between the Group and its associates and joint venture are eliminated to the extent of the Group’s interest in the investee, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

If an investment in an associate becomes an investment in a joint venture or vice versa, retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.4	Associates and Joint Ventures (Continued)

In all other cases, when the Group ceases to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset.

2.5	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision-Maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments regularly, has been identified as the Executive Directors of the Company that makes strategic decisions.

2.6	Foreign Currency Translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entities operate (“the functional currency”). The consolidated financial statements are presented in RMB, which is the Company’s functional and presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of income.

(c)	Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the statement of financial position date;

•

Income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	All resulting exchange differences are recognised in other comprehensive income and as a separate component of equity into other reserve.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognised in the statement of income as part of the gain or loss on disposal.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.7	Property, Plant and Equipment

(a)	Construction-in-progress

Construction-in-progress (“CIP”) represents buildings, plant and equipment under construction and pending installation, and is stated at cost less accumulated impairment losses. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the construction period. No provision for depreciation is made on CIP until such time as the assets are completed and ready for its intended use. When the asset being constructed becomes available for use, the CIP is transferred to the appropriate category of assets.

(b)	Property, plant and equipment

Property, plant and equipment held by the Group are stated at cost less accumulated depreciation and accumulated impairment losses, and are depreciated over their expected useful lives.

Property, plant and equipment comprise buildings, telecommunications equipment, leasehold improvements, office furniture, fixtures, motor vehicles and other equipment. The cost of an asset, except for those acquired in exchange for a non-monetary asset or assets, comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

If an item of property, plant and equipment is acquired in exchange for another item of property, plant and equipment, the cost of such an item of property, plant and equipment is measured at fair value unless (i) the exchange transactions lacks commercial substance or (ii) the fair value of neither the asset received nor the asset given up is reliably measurable. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable at the time the costs are incurred that future economic benefits associated with the item will flow to the Group, and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

(c)	Depreciation

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs less their residual values over their estimated useful lives, as follows:

	Depreciable life	Residual rate
Buildings	10–30 years	3–5%
Telecommunications equipment	5–10 years	3–5%
Office furniture, fixtures, motor vehicles and other equipment	5–10 years	3–5%

Leasehold improvements are depreciated over the shorter of their estimated useful lives and the lease periods.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.7	Property, Plant and Equipment (Continued)

(c)	Depreciation (Continued)

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.14).

(d)	Gain or loss on disposal of property, plant or equipment

Gains or losses on disposal of property, plant or equipment are determined by comparing the net sales proceeds with the carrying amounts, and are recognised in the statement of income.

2.8	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gain or loss on the disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of business combination in which the goodwill arose.

2.9	Lease Prepayments

Lease prepayments represent payments for land use rights. Lease prepayments for land use rights are stated at cost initially and expensed on a straight-line basis over the lease period.

2.10	Contract costs

Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfil a contract with a customer which are not capitalised as inventory (see Note 2.16), property, plant and equipment (see Note 2.7) or intangible assets.

Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained e.g. an incremental sales commission. Incremental costs of obtaining a contract are capitalised when incurred if the costs are expected to be recovered, unless the expected amortisation period is one year or less from the date of initial recognition of the asset, in which case the costs are expensed when incurred. Other costs of obtaining a contract are expensed when incurred.

Costs to fulfil a contract are capitalised if the costs relate directly to an existing contract or to a specifically identifiable anticipated contract; generate or enhance resources that will be used to provide goods or services in the future; and are expected to be recovered. Costs that relate directly to an existing contract or to a specifically identifiable anticipated contract may include direct labour, direct materials, allocations of costs, costs that are explicitly chargeable to the customer and other costs that are incurred only because the Group entered into the contract. Other costs of fulfilling a contract, which are not capitalised as inventory, property, plant and equipment or intangible assets, are expensed as incurred.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.10	Contract costs (Continued)

Capitalised contract costs are stated at cost less accumulated amortisation and impairment losses. Impairment losses are recognised to the extent that the carrying amount of the contract cost asset exceeds the net of (i) remaining amount of consideration that the Group expects to receive in exchange for the goods or services to which the asset relates, less (ii) any costs that relate directly to providing those goods or services that have not yet been recognised as expenses.

Amortisation of capitalised contract costs is charged to profit or loss when the revenue to which the asset relates is recognised. The accounting policy for revenue recognition is set out in Note 2.26.

2.11	Contract assets and contract liabilities

A contract asset is recognised when the Group recognises revenue (see Note 2.26) before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets are assessed for ECL in accordance with the policy set out in Note 2.2(c)(ii) and are reclassified to receivables when the right to the consideration has become unconditional (see Note 2.17).

A contract liability is recognised when the customer pays consideration before the Group recognises the related revenue (see Note 2.26). A contract liability would also be recognised if the Group has an unconditional right to receive consideration before the Group recognises the related revenue. In such cases, a corresponding receivable would also be recognised (see Note 2.17).

The Group provides subscriber points reward program, the transaction price of providing telecommunications services and the subscriber points reward is allocated based on their standalone price. The allocated portion of transaction price for the subscriber points reward is recorded as contract liability when the rewards are granted and recognised as revenue when the points are redeemed or expired.

For a single contract with the customer, either a net contract asset or a net contract liability is presented. For multiple contracts, contract assets and contract liabilities of unrelated contracts are not presented on a net basis.

When the contract includes a significant financing component, the contract balance includes interest accrued under the effective interest method (see Note 2.26).

2.12	Other Assets

Other assets mainly represent (i) computer software; (ii) prepaid rental for premises, transmission lines and electricity cables.

(i)

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives on a straight-line basis.

(ii)	Long-term prepaid rental and usage fees for premises, transmission lines and electricity cables are amortised using a straight-line method over service period.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.13	Financial Assets

The Group classifies its financial assets into two measurement categories: those measured at amortised cost and those measured at fair value. The determination is made at initial recognition and the classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.

Financial assets measured at amortised cost

Investments are classified under this category if they satisfy both of the following conditions:

•

The assets are held within a business model whose objective is to hold assets in order to collect contractual cash flows for managing liquidity and generating income on the investments, but not for the purpose of realising fair value gains; and

•

The contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, with interest being the consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time.

Cash and cash equivalents, short-term bank deposits and restricted deposits, accounts receivable, prepayments and other current assets, amounts due from ultimate holding company, amounts due from related parties, amounts due from domestic carriers and certain other assets are also classified under this category.

Financial assets under this category are carried at amortised cost using effective interest method less provision for impairment. Gains and losses arising from disposal, being the differences between the net sales proceeds and the carrying values, are recognised in the statement of income. Interest income is recognised in the statement of income using the effective interest method and disclosed as interest income.

Financial assets measured at fair value

Investments and other financial assets are classified under this category if they do not meet the conditions to be measured at amortised cost.

Financial assets under this category are equity investments carried at fair value. Gains and losses arising from changes in fair value are included in the statement of income or the statement of comprehensive income in cases where an irrevocable election is made by the Group to recognise changes in fair value of an equity investment measured at fair value through the statement of income or the statement of comprehensive income, in the period in which they arise. Upon disposal of the investments, the differences between the net sale proceeds and the carrying values are included in the statement of income or the statement of comprehensive income. Dividend income is recognised when the right to receive a dividend is established and is disclosed separately as dividend income.

Purchases and sales of financial assets are recognised on the trade date. Financial assets are derecognised when the rights to receive cash flows from the assets have expired or the Group has transferred substantially all the risks and rewards of ownership of the assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.14	Impairment of Non-Financial Assets

Assets that have an indefinite useful life or are not yet available for use are not subject to amortisation and are tested for impairment at each statement of financial position date. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset’s fair value less costs to sell and (ii) value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that impairment losses were previously recognised are reviewed for possible reversal of the impairment at each reporting date.

2.15	Credit losses from financial instruments and contract assets

a)	Policy applicable from 1 January 2018

The Group recognises a loss allowance for ECLs on the following items:

•

financial assets measured at amortised cost (including cash and cash equivalents, short-term bank deposits and restricted deposits, accounts receivable, prepayments and other current assets, amounts due from ultimate holding company, amounts due from related parties, amounts due from domestic carriers and certain other assets); and

•	contract assets as defined in IFRS/HKFRS 15 (see Note 2.2(c)(iii)).

Financial assets measured at fair value, including financial assets at fair value through profit and loss and financial assets at fair value through other comprehensive income, are not subject to the ECL assessment.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

ECLs are measured on either of the following bases:

•	twelve month ECLs: these are losses that are expected to result from possible default events within the twelve months after the reporting date; and

•	lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15	Credit losses from financial instruments and contract assets (Continued)

a)	Policy applicable from 1 January 2018 (Continued)

Measurement of ECLs (Continued)

Loss allowances for accounts receivable and contract assets are always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, the Group recognises a loss allowance equal to twelve months ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

•	failure to make payments of principal or interest on their contractually due dates;

•	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

•	an actual or expected significant deterioration in the operating results of the debtor; and

•	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognised as an impairment gain or loss in profit or loss. The Group recognises an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15	Credit losses from financial instruments and contract assets (Continued)

a)	Policy applicable from 1 January 2018 (Continued)

Credit-impaired financial assets

At each reporting date, the Group assesses whether a financial asset is credit-impaired. A financial asset is credit- impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Evidence that a financial asset is credit-impaired includes the following observable events:

•	significant financial difficulties of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the borrower will enter into bankruptcy or other financial reorganisation;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; or

•	the disappearance of an active market for a security because of financial difficulties of the issuer.

Write-off policy

The gross carrying amount of a financial asset or contract asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Subsequent recoveries of an asset that was previously written off are recognised as a reversal of impairment in profit or loss in the period in which the recovery occurs.

b)	Policy applicable prior to 1 January 2018

Prior to 1 January 2018, the Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortised cost is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

2.16	Inventories and Consumables

Inventories, which primarily comprise handsets, SIM/USIM cards and accessories, are stated at the lower of cost and net realisable value. Cost is based on the first-in-first-out method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value for all the inventories is determined on the basis of anticipated sales proceeds less estimated selling expenses.

Consumables consist of materials and supplies used in maintaining the Group’s telecommunications networks and are charged to the statement of income when brought into use. Consumables are stated at cost less any provision for obsolescence.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.17	Accounts Receivables

A receivable is recognised when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognised before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset (see Note 2.11).

Receivables are stated at amortised cost using the effective interest method less allowance for credit losses (see Note 2.15).

2.18	Short-term Bank Deposits

Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than three months to one year.

2.19	Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

2.20	Government Grants

Government grants are recognised in the statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as income in profit or loss on a systematic basis in the same period in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are recognised as deferred income consequently are effectively recognised in profit or loss over the useful life of the asset as other income.

2.21	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost, any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the statement of income over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the statement of financial position date.

2.22	Share Capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of tax) is deducted from equity attributable to equity shareholders of the Company and no gain or loss shall be recognised in the statement of income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.23	Employee Benefits

(a)	Retirement benefits

The Group participates in defined contribution pension schemes. For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a reduction in the future payments is available.

(b)	Medical insurance

The Group’s contributions to basic and supplementary medical insurances are expensed as incurred. The Group has no further payment obligations once the contributions have been paid.

(c)	Housing benefits

One-off cash housing subsidies paid to PRC employees are charged to the statement of income in the year in which it is determined that the payment of such subsidies is probable and the amounts can be reasonably estimated.

The Group’s contributions to the housing fund, special monetary housing benefits and other housing benefits are expensed as incurred. The Group has no further payment obligations once the contributions have been paid.

(d)	Supplementary benefits

In addition to participating in local governmental defined contribution social insurance, subsidiaries of the Group also provide other post retirement supplementary benefits to their employees, including supplementary pension allowance, reimbursement of medical expenses and supplementary medical insurance. These post retirement supplementary benefits are accounted as defined benefit plan. The present value of the defined benefit obligation is included in non-current other obligations and salary and welfare payables (current portion). The liability is remeasured with sufficient regularity and the movement of the remeasurement is recognised in other comprehensive income, which is not allowed to reverse to profit and loss in subsequent period. As at 31 December 2018, the amount of the liability was RMB73 million (2017: RMB68 million).

(e)	Share-based compensation costs

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the share options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted at the grant date excluding the impact of any non-market vesting conditions (for example, revenue and profit targets) and is not subsequently remeasured. However, non-market vesting conditions are considered in determining the number of options that are expected to vest. At each statement of financial position date, the Group revises its estimates of the number of share options that are expected to vest. The Group recognises the impact of the revision of original estimates, if any, in the statement of income of the period in which the revision occurs, with a corresponding adjustment to equity.

The equity amount is recognised in the employee share-based compensation reserve until either the option is exercised (when it is included in the amount recognised in share capital for the shares issued) or the option expires (when it is released directly to retained profits).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.23	Employee Benefits (Continued)

(f)	Restricted A-Share Incentive Scheme

Restricted shares granted by A Share Company to the employees of the Group is treated as a capital contribution. The fair value of the core employee services received in exchange for the grant of the restricted shares is recognised as an expense over the vesting period, with a corresponding credit to equity. The total amount to be expensed is determined by reference to the fair value of the granted shares measured as of the grant date less the subscription price.

At the end of each reporting period, the Group revises its estimates of the number of restricted shares that are expected to be vested. The impact of the revision of the original estimates, if any, is recognised in profit or loss, with a corresponding adjustment to equity.

2.24	Accounts Payable

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Accounts payable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.25	Provisions

Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the pre-tax amount of expenditures expected to be required to settle the obligation that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

2.26	Revenue Recognition

Income is classified by the Group as revenue when it arises from the provision of services and the sale of goods in the ordinary course of the Group’s business.

Revenue is recognised when control over a product or service is transferred to the customer, or the lessee has the right to use the asset, at the amount of promised consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

Where the contract contains a financing component which provides a significant financing benefit to the customer for more than twelve months, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction with the customer, and interest income is accrued separately under the effective interest method. Where the contract contains a financing component which provides a significant financing benefit to the Group, revenue recognised under that contract includes the interest expense accreted on the contract liability under the effective interest method. The Group takes advantage of the practical expedient in IFRS/HKFRS 15 and does not adjust the consideration for any effects of a significant financing component if the period of financing is twelve months or less.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.26	Revenue Recognition (Continued)

Further details of the Group’s revenue and other income recognition policies are as follows:

•	Voice usage and monthly fees are recognised when the services are rendered;

•	Revenue from the provision of broadband and mobile data services are recognised when the services are provided to customers;

•

Data and internet application service revenue, which mainly represent revenue from the provision of data storage and application, information communications technology and other internet related services, are recognised when services are rendered;

•

Other value-added services revenue, which mainly represents revenue from the provision of services such as short message, cool ringtone, personalised ring, caller number display and secretarial services to subscribers etc., are recognised when services are rendered;

•

Interconnection fees, which represent revenue received or receivable from other domestic and foreign telecommunications operators for the use of the Group’s telecommunications network, are recognised when services are rendered;

•

Revenue from transmission lines usage and associated services, which mainly represent income from offering lines and customer-end equipment to customers for usage and related services, are recognised upon fulfillment of services obligation over the respective usage and service period;

•	Standalone sales of telecommunications products, which mainly represent handsets and accessories, and telecommunications equipment, are recognised when title have been passed to the buyers;

•

The Group offers preferential packages to the customers which include the bundle sale of mobile handset and provision of service. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their standalone selling prices. Revenue relating to the sale of the handset is recognised when the title is passed to the customer whereas service revenue is recognised based upon the actual usage of the telecommunications service. The cost of the mobile handset is expensed immediately to the statement of income upon revenue recognition.

In general, revenue from rendering of telecommunication services are recognised over-time upon fulfillment of services obligation, whereas revenue from sales of handsets and other telecommunications equipment, in case they are treated as separate performance obligations, are recognised at a point in time.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.27	Interest income

Interest income from deposits in banks or other financial institutions is recognised on a time proportion basis, using the effective interest method. For financial assets measured at amortised cost that are not credit-impaired, the effective interest rate is applied to the gross carrying amount of the asset. For credit impaired financial assets, the effective interest rate is applied to the amortised cost of the asset.

2.28	Dividend income

Dividend income is recognised when the right to receive payment is established.

2.29	Leases (as the lessee)

(a)	Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor), including long-term prepayment for land use rights, are expensed in the statement of income on a straight-line basis over the period of the lease.

(b)	Finance lease

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. The corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. The interest element implicit in the lease payment is recognised in the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

(c)	Sale and leaseback

Under certain circumstances, the Group may enter into sale and leaseback arrangements whereby it sells certain assets and leases back a portion of those assets. The Group reviews the substance of each of these transactions to determine whether the leaseback is a finance lease or an operating lease. Where it is determined that the leaseback is an operating lease and (i) the Group does not maintain or maintains only minor continuing involvement in these assets, other than the required lease payments and (ii) these transactions are established at fair value, the gain or loss on sale is recognised in the statement of income immediately subject to any elimination of such gain or loss in accordance with Note 2.4 above. Any gain or loss on a sale and finance leaseback transaction is deferred and amortised over the term of the lease.

2.30	Borrowing Costs

Borrowing costs are expensed as incurred, except for interest directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use, in which case they are capitalised as part of the cost of that asset. Capitalisation of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalised up to the date when the project is completed and ready for its intended use.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined at the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.30	Borrowing Costs (Continued)

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised during a period should not exceed the amount of borrowing cost incurred during that period. Other borrowing costs are recognised as expenses when incurred.

2.31	Taxation

(a)	Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of the amount expected to be paid to the tax authorities.

(b)	Deferred income tax

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.32	Dividend Distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.33	Contingent Liabilities and Contingent Assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow of economic resources occurs so that outflow is probable, the liability will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

A contingent asset is not recognised but is disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When an inflow is virtually certain, an asset is recognised.

2.34	Earnings per Share

Basic earnings per share is computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, after adjusting for the effects of the dilutive potential ordinary shares.

2.35	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.35	Related parties (Continued)

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);

(iii)	Both entities are joint ventures of the same third party;

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	The entity is controlled or jointly controlled by a person identified in (a); or

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS

3.1	Financial risk factors

The Group’s operating activities expose it to a variety of financial risks: market risk (including foreign currency risk, price risk, cash flow and fair value interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

Financial risk management is carried out by the Group’s fund management center at its headquarters, following the overall direction determined by the Executive Directors of the Company. The Group’s fund management center at its headquarters identifies and evaluates financial risks in close co-operation with the Group’s operating units.

(a)	Market risk

(i)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to US dollars, HK dollars and Euro. Exchange risk mainly exists with respect to the repayment of indebtedness to foreign lenders and payables to equipment suppliers and contractors.

The Group’s fund management center at its headquarters is responsible for monitoring the amount of monetary assets and liabilities denominated in foreign currencies. From time to time, the Group may consider entering into forward exchange contracts or currency swap contracts to mitigate the foreign exchange risk. During the years of 2018 and 2017, the Group had not entered into any forward exchange contracts or currency swap contracts.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(i)	Foreign exchange risk (Continued)

The following table details the Group’s exposure at the end of the reporting period to currency risk arising from recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate and have been translated to RMB at the applicable rates quoted by the People’s Bank of China (“PBOC”) as at 31 December 2018 and 2017.

		2018			2017
	Original currency millions	Exchange rate	RMB equivalent millions	Original currency millions	Exchange rate	RMB equivalent millions
Cash and cash equivalents:
– denominated in HK dollars	66	0.88	58	508	0.84	425
– denominated in US dollars	114	6.86	783	150	6.53	980
– denominated in Euro	16	7.85	123	12	7.80	95
– denominated in Japanese Yen	17	0.06	1	17	0.06	1
– denominated in SGD	—	5.01	—	—	4.88	1
– denominated in GBP	—	8.68	1	1	8.78	10
– denominated in CHF	—	6.95	1	—	6.68	—

Sub-total			967			1,512

Accounts receivable:
– denominated in HK dollars	1	0.88	1	—	0.84	—
– denominated in US dollars	233	6.86	1,599	229	6.53	1,496
– denominated in Euro	1	7.85	8	2	7.80	16

Sub-total			1,608			1,512

Financial assets at fair value through other comprehensive income:
– denominated in Euro	471	7.85	3,698	522	7.80	4,070

Total			6,273			7,094

Borrowings:
– denominated in US dollars	37	6.86	252	43	6.53	278
– denominated in Euro	8	7.85	62	9	7.80	72
– denominated in HK dollars	2	0.88	2	520	0.84	435

Sub-total			316			785

Accounts payable:
– denominated in US dollars	73	6.86	501	58	6.53	379
– denominated in Euro	1	7.85	8	2	7.80	16

Sub-total			509			395

Total			825			1,180

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(i)	Foreign exchange risk (Continued)

The Group did not have and does not believe it will have any difficulties in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People’s Bank of China.

As at 31 December 2018, if the RMB had strengthened/weakened by 10% against foreign currencies, primarily with respect to US dollars, HK dollars, Euro, Japanese Yen, SGD, CHF and GBP, while all other variables are held constant, the effect on profit after tax would be approximately RMB131 million (2017: approximately RMB138 million) for cash and cash equivalents, borrowings and obligations under finance lease included in other obligations denominated in foreign currencies, and the effect on other comprehensive income would be approximately RMB370 million (2017: approximately RMB407 million) for financial assets denominated in foreign currency, which were recorded in fair value through other comprehensive income.

(ii)	Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified in the consolidated statement of financial position as financial assets at fair value through other comprehensive income.

The financial assets at fair value through other comprehensive income comprise primarily equity securities of Telefónica S.A. (“Telefónica”). As at 31 December 2018, if the share price of Telefónica had increased/ decreased by 10%, while the exchange rate of RMB against Euro is held constant, the effect on other comprehensive income, would be approximately RMB370 million (2017: approximately RMB407 million).

(iii)	Cash flow and fair value interest rate risk

The Group’s interest-bearing assets are mainly represented by bank deposits. Management does not expect the changes in market deposit interest rates will have significant impact on the financial statements as the deposits are all short-term in nature and the interest involved will not be significant.

The Group’s interest rate risk mainly arises from interest-bearing borrowings including bank loans, commercial papers, promissory notes, corporate bonds and related parties loans. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk upon renewal. The Group determines the amount of its fixed rate or floating rate borrowings depending on the prevailing market conditions. During the years of 2018 and 2017, the Group’s borrowings were mainly at fixed rates and were mainly denominated in RMB.

Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. Management continuously monitors the interest rate position of the Group and makes decisions with reference to the latest market conditions. From time to time, the Group may enter into interest rate swap agreements to mitigate its exposure to interest rate risks in connection with the floating rate borrowings, although the Group did not consider it was necessary to do so in the years of 2018 and 2017.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(iii)	Cash flow and fair value interest rate risk (Continued)

As at 31 December 2018, the Group had approximately RMB19,784 million (2017: approximately RMB35,607 million) of floating rate borrowings and short-term fixed rate borrowings and approximately RMB24,889 million (2017: approximately RMB40,516 million) of long-term fixed rate borrowings.

For the year ended 31 December 2018, if interest rates on the floating rate borrowings and short-term fixed rate borrowings had increased/decreased 50 basic points while all other variables are held constant, the effect on profit after tax is approximately RMB74 million (2017: approximately RMB134 million).

(b)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents and short-term bank deposits with banks, as well as credit exposures to major corporate customers, individual subscribers and general corporate customers, related parties and other operators.

To limit exposure to credit risk relating to cash and cash equivalents and short-term bank deposits, the Group primarily places cash and cash equivalents and short-term bank deposits only with large state-owned financial institutions in the PRC and other banks with acceptable credit ratings. Therefore, the Group expects that there is no significant credit risk and does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has no significant concentrations of credit risk with respect to individual subscribers and corporate customers. The Group has policies to limit the credit exposure on receivables for services and the sales of mobile handsets. The Group assesses the credit quality of and sets credit limits on all its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The normal credit period granted by the Group to individual subscribers and general corporate customers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For major corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year. The utilisation of credit limits and the settlement pattern of the customers are regularly monitored by the Group. In respect of other receivables, individual credit evaluations are performed on all counterparties requiring credit over a certain amount. These evaluations focus on the counterparties’ past history of making payments when due and current ability to pay, and take into account information specific to the counterparties as well as the economic environment in which the counterparties operates.

Credit risk relating to amounts due from related parties and other operators is not considered to be significant as these companies are reputable and their receivables are settled on a regular basis.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.1	Financial risk factors (Continued)

(c)	Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and availability of funds including the raising of bank loans and issuance of commercial papers, promissory notes and corporate bonds. Due to the dynamic nature of the underlying business, the Group’s fund management center at its headquarters maintains flexibility in funding through having adequate amount of cash and cash equivalents and utilising different sources of financing when necessary.

The following tables show the undiscounted balances of the financial liabilities (including interest expense) categorised by time from the end of the period under review to the contractual maturity date:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Carrying amounts
At 31 December 2018
Long-term bank loans	452	439	1,334	2,150	3,614
Corporate bonds	17,282	34	1,015	—	17,993
Other obligations	2,853	32	48	49	3,034
Accounts payable and accrued liabilities	122,458	—	—	—	122,458
Amounts due to related parties	8,977	132	3,436	—	11,885
Amounts due to ultimate holding company	1,214	—	—	—	1,214
Amounts due to domestic carriers	2,144	—	—	—	2,144
Short-term bank loans	15,449	—	—	—	15,085

	170,829	637	5,833	2,199	177,427

At 31 December 2017
Long-term bank loans	412	444	1,329	2,567	3,883
Corporate bonds	544	17,282	1,049	—	17,981
Promissory notes	18,440	—	—	—	17,960
Other obligations	3,006	293	48	47	3,419
Accounts payable and accrued liabilities	125,260	—	—	—	125,260
Amounts due to related parties	8,138	—	—	—	8,126
Amounts due to ultimate holding company	2,184	—	—	—	2,176
Amounts due to domestic carriers	2,538	—	—	—	2,538
Commercial papers	9,127	—	—	—	8,991
Short-term bank loans	22,945	—	—	—	22,500

	192,594	18,019	2,426	2,614	212,834

Regarding the Group’s use of the going concern basis for the preparation of its financial statements, please refer to Note 2.2(a) for details.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.2	Capital risk management

The Group’s objectives when managing capital are:

•	To safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

•	To support the Group’s stability and growth.

•	To provide capital for the purpose of strengthening the Group’s risk management capability.

In order to maintain or adjust the capital structure, the Group reviews and manages its capital structure actively and regularly to ensure optimal capital structure and shareholder returns, taking into account the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.

The Group monitors capital on the basis of the debt-to-capitalisation ratio. This ratio is calculated as interest-bearing debts over interest-bearing debts plus total equity. Interest-bearing debts represent commercial papers, short-term bank loans, long-term bank loans, promissory notes, corporate bonds, obligations under finance lease, and certain amounts due to ultimate holding company and related parties, as shown in the consolidated statement of financial position. The interest-bearing debts do not include balance of deposits received by Finance Company from Unicom Group and its subsidiaries and a joint venture of RMB4,621 million and of RMB30 million, respectively, as at 31 December 2018 (2017: RMB2,285 million and RMB12 million, respectively).

The Group’s debt-to-capitalisation ratios are as follows:

	2018	2017
Interest-bearing debts:
– Commercial papers	—	8,991
– Short-term bank loans	15,085	22,500
– Long-term bank loans	3,173	3,473
– Corporate bonds	999	17,981
– Obligations under finance lease included in other obligations	6	231
– Amounts due to ultimate holding company	—	1,344
– Amounts due to related parties	3,090	475
– Current portion of long-term bank loans	441	410
– Current portion of promissory notes	—	17,960
– Current portion of corporate bonds	16,994	—
– Current portion of obligations under finance lease	234	461

	40,022	73,826
Total equity	314,286	304,347

Interest-bearing debts plus total equity	354,308	378,173

Debt-to-capitalisation ratio	11.3%	19.5%

The decrease in debt-to-capitalisation ratio during the year of 2018 resulted primarily from the decrease in interest-bearing debts and the increase in total equity.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.3	Fair value estimation

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits and restricted deposits, financial assets at fair value through other comprehensive income, financial assets at fair value through profit and loss, accounts receivable, receivables for the sales of mobile handsets, amounts due from ultimate holding company, related parties and domestic carriers. Financial liabilities of the Group mainly include accounts payable and accrued liabilities, short-term bank loans, commercial papers, corporate bonds, promissory notes, long-term bank loans, other obligations and amounts due to ultimate holding company, related parties and domestic carriers.

(a)	Financial assets and liabilities measured at fair value

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1 valuation: unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

•	Level 2 valuation: observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs for which market data are not available

•	Level 3 valuation: fair value measured using significant unobservable inputs

The following table presents the Group’s assets that are measured at fair value at 31 December 2018:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement:
Financial assets at fair value through other comprehensive income
– Equity securities
– Listed	3,845	—	—	3,845
– Unlisted	—	—	58	58

	3,845	—	58	3,903

Financial assets at fair value through profit and loss
– Equity securities
– Unlisted	—	—	200	200
– Wealth management products	—	570	—	570

Total	3,845	570	258	4,673

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.3	Fair value estimation (Continued)

(a)	Financial assets and liabilities measured at fair value (Continued)

The following table presents the Group’s assets that are measured at fair value at 31 December 2017:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement:
Financial assets at fair value through other comprehensive income
– Equity securities
– Listed	4,228	—	—	4,228
– Unlisted	—	—	58	58

	4,228	—	58	4,286

Financial assets at fair value through profit and loss
– Equity securities
– Unlisted	—	—	63	63
– Wealth management products	—	97	—	97

Total	4,228	97	121	4,446

The fair value of financial instruments traded in active markets is based on quoted market prices at the statement of financial position date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1 and comprise primarily equity securities of Telefónica which are classified as financial assets at fair value through other comprehensive income.

During the years ended 31 December 2018 and 2017, there were no transfer between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.3	Fair value estimation (Continued)

(b)	Fair value of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group’s financial instruments carried at amortised cost are not materially different from their fair values as at 31 December 2018 and 2017. Their carrying amounts, fair values and the level of fair values hierarchy are disclosed below:

	Carrying amount as at 31 December	Fair value as at 31 December	Fair value measurement as at 31 December 2018 categorised into			Carrying amount as at 31 December	Fair value as at 31 December
	2018	2018	Level 1	Level 2	Level 3	2017	2017
Non-current portion of long-term bank loans	3,173	3,098	—	3,098	—	3,473	3,187
Non-current portion of corporate bonds	999	1,014	1,014	—	—	17,981	17,712

The fair value of the non-current portion of long-term bank loans is based on the expected cash flows of principal and interests payment discounted at market rates ranging from 0.79% to 4.48% (2017: 1.18% to 5.51%) per annum.

Besides, the carrying amounts of the Group’s other financial assets and liabilities carried at amortised cost approximated their fair values as at 31 December 2018 and 2017 due to the nature or short maturity of those instruments.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates may not be equal to the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

4.1	Depreciation on property, plant and equipment

Depreciation on the Group’s property, plant and equipment is calculated using the straight-line method to allocate cost up to residual values over the estimated useful lives of the assets. The Group reviews the useful lives and residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of realisation of economic benefits from property, plant and equipment. The Group estimates the useful lives of property, plant and equipment based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

4.2	Impairment of Non-Financial Assets

The Group tests whether non-financial assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.14. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management’s assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-financial assets and the Group’s results would be significantly affected. Such impairment losses are recognised in the statement of income. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-financial assets.

No significant impairment loss on property, plant and equipment was recognised for the years ended 31 December 2018 and 2017.

4.3	Allowance for expected credit losses

Management estimates expected credit loss allowance on account receivables and contract assets using a provision matrix based on the Group’s historical credit loss experience, and adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date. The Group monitored and reviewed the assumptions relating to expected credit loss regularly. For the Group’s detailed assessment of credit risk please refer to Note 3.1(b).

4.4	Income tax and deferred taxation

The Group estimates its income tax provision and deferred taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

For temporary differences which give rise to deferred tax assets, the Group assesses the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to deductible tax losses, unrecognised revaluation surplus on prepayments for the leasehold land determined under PRC regulations, accruals of expenses not yet deductible for tax purpose, and credit loss allowance. Due to the effects of these temporary differences on income tax, the Group has recorded net deferred tax assets amounting to approximately RMB3,401 million as at 31 December 2018 (2017: approximately RMB5,973 million) (see Note 13). Deferred tax assets are recognised based on the Group’s estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

The Group believes it has recorded adequate current tax provision and deferred taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxation may be necessary which would impact the Group’s results or financial position.

4.5	Determining the type of lease

The Group analysed the substance of the leases to determine whether the arrangements should be classified as operating leases or finance leases in accordance with the requirements of the prevailing accounting standards. The Group bases its judgment on the lease agreements and related arrangements to assess whether substantially all the risks and rewards incidental to ownership of the leased assets has been transferred.

5.	SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the CODM. Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

The CODM make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

6.	REVENUE

Revenue from telecommunications services are subject to VAT and VAT rates applicable to various telecommunications services. The Ministry of Finance and the State Administration of Taxation (“SAT”) of the PRC jointly issued a notice dated 4 April 2018 which stipulates downward adjustments of VAT rate for basic telecommunications services from 11% to 10% and VAT rate for sales of telecommunications products from 17% to 16% from 1 May 2018. The VAT rate for value-added telecommunications services remains at 6%. Basic telecommunications services include business activities for the provision of voice services, and transmission lines usage and associated services etc. Value-added telecommunications services include business activities for the provision of Short Message Service and Multimedia Message Service, broadband and mobile data services, and data and internet application services etc. VAT is excluded from the revenue.

Disaggregation of revenue from customers by major services and products:

	2018	2017 (Note)
Voice usage and monthly fees	32,486	39,154
Broadband and mobile data services	148,431	137,133
Data and internet application services	26,489	20,074
Other value-added services	24,606	22,793
Interconnection fees	13,708	14,233
Transmission lines usage and associated services	14,178	12,519
Other services	3,785	3,109

Total service revenue	263,683	249,015
Sales of telecommunications products	27,194	25,814

Total	290,877	274,829
Include: Revenue from contracts with customers within the scope of IFRS/HKFRS 15	289,810
Revenue from other sources	1,067

Note:

The Group has initially applied IFRS/HKFRS 15 using the cumulative effect method. Under this method, the comparative information is not restated and was prepared in accordance with IAS/HKAS 18 and IAS/HKAS 11 (see Note 2.2(c)(iii)).

6.	REVENUE (Continued)

The Group’s revenue is primarily generated from the provision of voice usage, broadband and mobile data services, data and internet application services, other value-added services, transmission lines usage and associated services and sale of telecommunication products. The Group bills the majority of its customers based on a fixed rate and service volume each month, and then has a right to consideration from the customers. Transaction prices that were allocated to unsatisfied performance obligations as of the end of the reporting period are expected to be recognised within one to five years when services are rendered. The Group has applied the practical expedient in paragraph 121 of IFRS/HKFRS 15 and therefore the information about remaining performance obligations is not disclosed for contracts that have an original expected duration of one year or less and also for those performance obligations which are regarded as satisfied as invoiced.

7.	NETWORK, OPERATION AND SUPPORT EXPENSES

	Note	2018	2017
Repairs and maintenance		11,102	10,531
Power and water charges		14,481	14,853
Operating lease and other services charges for network, premises, equipment and facilities		11,445	10,724
Operating lease and other service charges from China Tower Corporation Limited (“Tower Company”)	44.2	15,982	16,524
Others		2,067	1,875

		55,077	54,507

8.	EMPLOYEE BENEFIT EXPENSES

	Note	2018	2017
Salaries and wages		35,498	32,155
Contributions to defined contribution pension schemes		6,823	5,550
Contributions to medical insurance		2,241	2,010
Contributions to housing fund		2,944	2,722
Other housing benefits		23	34
Share-based compensation	43	614	—

		48,143	42,471

8.	EMPLOYEE BENEFIT EXPENSES (Continued)

8.1	Directors’ emoluments

The remuneration of each Director for the year of 2018 is set out below:

Name of Director	Note		Fees (RMB’000)	Salaries and allowance (RMB’000)	Bonuses paid and payable* (RMB’000)	Contributions to pension schemes (RMB’000)	Total (RMB’000)
Wang Xiaochu			—	207	466	128	801
Li Guohua	(a	)	—	78	78	49	205
Lu Yimin	(b	)	—	108	368	70	546
Li Fushen			—	176	429	119	724
Shao Guanglu	(c	)	—	176	416	125	717
Zhu Kebing	(d	)	—	66	66	47	179
Cesareo Alierta Izuel			254	—	—	—	254
Cheung Wing Lam Linus			347	—	—	—	347
Wong Wai Ming			356	—	—	—	356
Chung Shui Ming Timpson			364	—	—	—	364
Law Fan Chiu Fun Fanny			330	—	—	—	330

Total			1,651	811	1,823	538	4,823

*

In addition, according to the “notice on the Compensation Information Disclosure of the Central Government Controlled Enterprises” (Guozifenpei [2016] No. 339) (translated from《關於做好中央企業負責人薪酬信息披露工作的通知》（國資分配 [2016]339號）), certain Directors were also entitled to deferred bonuses in relation to the year of 2015. The deferred bonuses paid to Mr. Wang Xiaochu, Mr. Lu Yimin, Mr. Li Fushen and Mr. Shao Guanglu were RMB58,900, RMB176,600, RMB158,900 and RMB155,400 respectively.

The remuneration of each Director for the year of 2017 is set out below:

Name of Director	Note		Fees (RMB’000)	Salaries and allowance (RMB’000)	Bonuses paid and payable (RMB’000)	Contributions to pension schemes (RMB’000)	Total (RMB’000)
Wang Xiaochu			—	195	398	114	707
Lu Yimin	(b	)	—	195	398	114	707
Li Fushen			—	166	367	114	647
Shao Guanglu	(c	)	—	132	283	91	506
Cesareo Alierta Izuel			260	—	—	—	260
Cheung Wing Lam Linus			355	—	—	—	355
Wong Wai Ming			363	—	—	—	363
Chung Shui Ming Timpson			372	—	—	—	372
Law Fan Chiu Fun Fanny			337	—	—	—	337

Total			1,687	688	1,446	433	4,254

8.	EMPLOYEE BENEFIT EXPENSES (Continued)

8.1	Directors’ emoluments (Continued)

Notes:

(a)	Mr. Li Guohua was appointed as executive director on 17 August 2018.
(b)	Mr. Lu Yimin resigned as executive director on 10 July 2018.
(c)	Mr. Shao Guanglu was appointed as executive director on 16 March 2017.
(d)	Mr. Zhu Kebing was appointed as executive director on 17 August 2018.

During the years of 2018 and 2017, no share options were granted to the Directors.

No directors waived the right to receive emoluments during the years ended 31 December 2018 and 2017.

During the years of 2018 and 2017, the Company did not incur any payment to any director for loss of office or as an inducement to any director to join the Company.

8.2	Senior management’s emoluments

Of the seven senior management of the Company for the year ended 31 December 2018, five of them are directors of the Company and their remuneration has been disclosed in Note 8.1. For the remuneration of the remaining two senior management, all fall within the band from RMB Nil to RMB1,000,000.

8.3	Five highest paid individuals

Of the five highest paid individuals for the year ended 31 December 2018, five of them are staffs and three fall within the band from RMB1,500,001 to RMB2,000,000, one falls within the band from RMB2,500,001 to RMB3,000,000 and one falls within the band from RMB5,000,001 to RMB5,500,000 (2017: five of them are staffs and four fall within the band from RMB1,000,001 to RMB1,500,000 and one falls within the band from RMB2,500,001 to RMB3,000,000).

The aggregate of the emoluments in respect of the five (2017: five) individuals are as follows:

	2018 (RMB’000)	2017 (RMB’000)
Salaries and allowances	3,941	3,363
Bonuses paid and payable	8,749	3,508
Contributions to pension schemes	703	788

	13,393	7,659

9.	COSTS OF TELECOMMUNICATIONS PRODUCTS SOLD

	2018	2017
Handsets and other telecommunication products	27,403	26,406
Others	201	237

	27,604	26,643

10.	OTHER OPERATING EXPENSES

	Note	2018	2017
Credit loss allowance and write-down of inventories		3,846	3,955
Commission and other service expenses		23,151	22,658
Advertising and promotion expenses		2,882	2,463
Internet access terminal maintenance expenses		3,358	3,547
Customer retention costs		4,085	3,987
Auditors’ remuneration		78	74
Property management fee		2,192	2,169
Office and administrative expenses		1,763	1,919
Transportation expense		1,565	1,642
Miscellaneous taxes and fees		1,387	1,251
Service technical support expenses		8,035	4,355
Repairs and maintenance expenses		770	824
Loss on disposal of property, plant and equipment	15	4,148	3,489
Others		5,301	4,833

		62,561	57,166

11.	FINANCE COSTS

	Note	2018	2017
Finance costs:
– Interest on bank loans repayable within 5 years		908	3,378
– Interest on corporate bonds, promissory notes and commercial papers repayable within 5 years		1,113	2,403
– Interest on related party loans repayable within 5 years		33	73
– Interest on bank loans repayable over 5 years		47	53
– Less: Amounts capitalised CIP	15	(534)	(670)

Total interest expense		1,567	5,237
– Net exchange (gain)/loss		(80)	231
– Others		138	266

		1,625	5,734

12.	OTHER INCOME – NET

	2018	2017
Dividend income from financial assets at fair value through other comprehensive income	203	206
Others	580	1,074

	783	1,280

13.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (2017: 16.5%) on the estimated assessable profits for the year. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (2017: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (2017: 15%).

	2018	2017
Provision for income tax on the estimated taxable profits for the year
– Hong Kong	88	44
– Mainland China and other countries	459	654
Under-provision in respect of prior years	18	39

	565	737
Deferred taxation	2,259	6

Income tax expenses	2,824	743

13.	TAXATION (Continued)

Reconciliation between actual income tax expense and accounting profit at PRC statutory tax rate:

	Note	2018	2017
Profit before taxation		13,081	2,593

Expected income tax expense at PRC statutory tax rate of 25%		3,270	648
Impact of different tax rates outside Mainland China		(47)	(55)
Tax effect of preferential tax rate	(i)	(91)	(82)
Tax effect of non-deductible expenses		421	300
Tax effect of non-taxable income from share of net profit of joint ventures		(150)	(143)
Tax effect of non-taxable income from share of net profit of associates	(ii)	(369)	(133)
Under-provision in respect of prior years		18	39
Tax effect of unused tax losses not recognised, net of utilisation	(iii)	(162)	49
Others		(66)	120

Actual tax expense		2,824	743

(i)

According to the PRC enterprise income tax law and its relevant regulations, entities that are qualified as High and New Technology Enterprise under the tax law are entitled to a preferential income tax rate of 15%. Certain subsidiaries of the Group obtained the approval of High and New Technology Enterprise and were entitled to a preferential income tax rate of 15%.

(ii)

Adjustment to investment in associates represents the tax effect on share of net profit of associates, including dilution gain, net of reversal of deferred tax assets on release of unrealised profit from transactions with Tower Company.

(iii)

As at 31 December 2018, the Group did not recognise deferred tax assets in respect of tax losses of approximately RMB1,313 million (2017: approximately RMB1,923 million), since it is not probable that future taxable profits will be available against which the deferred tax asset can be utilised. The tax losses can be carried forward for five years from the year incurred and hence will be expired by the year of 2023.

As at 31 December 2018, the Group did not recognise deferred tax assets of RMB1,942 million (2017: RMB1,849 million) in respect of changes in fair value on financial assets through other comprehensive income, since it is not probable that the related tax benefit will be realised.

13.	TAXATION (Continued)

The analysis of deferred tax assets and deferred tax liabilities are as follows:

	2018	2017
Deferred tax assets:
– Deferred tax asset to be recovered after 12 months	7,931	8,011
– Deferred tax asset to be recovered within 12 months	2,011	2,598

	9,942	10,609

Deferred tax liabilities:
– Deferred tax liabilities to be settled after 12 months	(5,770)	(4,079)
– Deferred tax liabilities to be settled within 12 months	(771)	(557)

	(6,541)	(4,636)

Net deferred tax assets after offsetting	3,401	5,973

Deferred tax liabilities:
– Deferred tax liabilities to be settled after 12 months	(111)	(108)
– Deferred tax liabilities to be settled within 12 months	—	—

	(111)	(108)

Net deferred tax liabilities after offsetting	(111)	(108)

The movement of the net deferred tax assets/(liabilities) is as follows:

	2018	2017
Net deferred tax assets after offsetting:
– Balance at 31 December 2017 and 2016	5,973	5,986
– Impact on initial application of IFRS/HKFRS 15	(584)	—
– Impact on initial application of IFRS/HKFRS 9 (2014)	265	—

– Balance at 1 January 2018 and 2017	5,654	5,986
– Deferred tax charged to the statement of income	(2,256)	(11)
– Deferred tax credited/(charged) to other comprehensive income	3	(2)

– End of year	3,401	5,973

Net deferred tax liabilities after offsetting:
– Beginning of year	(108)	(113)
– Deferred tax (charged)/credited to the statement of income	(3)	5

– End of year	(111)	(108)

13.	TAXATION (Continued)

The components of the deferred tax assets/(liabilities) recognised in the consolidated statement of financial position and the movements during the year are as follows:

Deferred tax arising from:	Credit loss allowance	Unrecognised revaluation surplus on prepayments for the leasehold land determined under PRC regulations (Note (i))	Deductible tax losses	Accruals of expenses not yet deductible for tax purpose	Unrealised profit from the transactions with Tower Company	Accelerated depreciation of property, plant and equipment (Note (iii))	Gain from Tower Assets Disposal (Note(ii))	Contract costs	Others	Total
At 1 January 2017	1,553	1,451	2,433	1,693	787	(2,243)	(1,118)	—	1,317	5,873
Credited/(Charged) to the statement of income	50	(48)	(189)	861	(90)	(1,627)	373	—	664	(6)
Charged to other comprehensive income	—	—	—	—	—	—	—	—	(2)	(2)

At 31 December 2017	1,603	1,403	2,244	2,554	697	(3,870)	(745)	—	1,979	5,865
Impact on initial application of IFRS/HKFRS 15	—	—	—	—	—	—	—	(584)	—	(584)
Impact on initial application of IFRS/HKFRS 9	265	—	—	—	—	—	—	—	—	265

At 1 January 2018	1,868	1,403	2,244	2,554	697	(3,870)	(745)	(584)	1,979	5,546
(Charged)/Credited to the statement of income	(154)	(49)	(941)	626	(252)	(2,051)	373	355	(166)	(2,259)
Credited to other comprehensive income	—	—	—	—	—	—	—	—	3	3

At 31 December 2018	1,714	1,354	1,303	3,180	445	(5,921)	(372)	(229)	1,816	3,290

13.	TAXATION (Continued)

Deferred taxation as at year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority:

	Note		2018	2017
Net deferred tax assets after offsetting:
Deferred tax assets:
Credit loss allowance			1,714	1,603
Unrecognised revaluation surplus on prepayments for the leasehold land determined under PRC regulations	(i	)	1,354	1,403
Accruals of expenses not yet deductible for tax purpose			3,180	2,554
Deferred revenue on subscriber points reward program			203	183
Unrealised profit for the inter-company transactions			153	120
Unrealised profit from the transactions with Tower Company			445	697
Government grants related to assets			536	363
Intangible assets amortisation difference			418	423
Deductible tax losses			1,303	2,244
Others			636	1,019

			9,942	10,609

Deferred tax liabilities:
Gain from Tower Assets Disposal	(ii	)	(372)	(745)
Accelerated depreciation of property, plant and equipment	(iii	)	(5,921)	(3,870)
Contract costs			(229)	—
Others			(19)	(21)

			(6,541)	(4,636)

			3,401	5,973
Net deferred tax liabilities after offsetting:
Deferred tax liabilities:
Accelerated depreciation for tax purpose			(111)	(108)

			(111)	(108)

(i)

The prepayments for the leasehold land were revalued for PRC tax purposes as at 31 December 2003 and 2004. However, the resulting revaluations of the prepayments for the leasehold land were not recognised under IFRSs/HKFRSs. Accordingly, deferred tax assets were recorded by the Group under IFRSs/HKFRSs.

13.	TAXATION (Continued)

(ii)

On 14 October 2015, The Group disposed tower assets (“Tower Assets Disposal”) to Tower Company in exchange for cash and shares issued by Tower Company (see Note 44). According to the applicable tax laws issued by the MOF and the SAT of the PRC, the gain from Tower Assets Disposal in exchange for investment in Tower Company (“Qualified Income”) is, upon fulfilling the filing requirement with in-charge tax bureau, eligible to be deferred and treated as taxable income on a straight-line basis over a period not exceeding five years. Before completing the filing, the Group accrued current taxes payable based on the total gain from Tower Asset Disposal. During the year ended 31 December 2016, the Group successfully completed the filing requirement with in-charge tax bureau with respect to the Qualified Income and since then has become eligible for deferring part of tax liability with respect to the Qualified Income, which will be reversed in the four years from 2016 to 2019. Accordingly, amounted to RMB373 million was subsequently utilised during the year ended 31 December 2018 (2017: RMB373 million).

(iii)

According to “Announcement on Enterprise Income Tax Policy for Those Enterprise Involved in the Accelerated Depreciation of Property, Plant and Equipment” (Caishui [2014] No.75) issued by the MOF and the State Administration of Taxation (“SAT”) of the PRC, starting from 2014, the Group’s property, plant and equipment that comply with this tax policy are allowed to be depreciated under the accelerated depreciation method, or fully deducted for tax purpose in the year of purchase. Temporary differences arise from the different useful life under tax basis and accounting basis have been recorded as deferred tax liabilities.

14.	EARNINGS PER SHARE

Basic earnings per share for the years ended 31 December 2018 and 2017 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended 31 December 2018 and 2017 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. No dilutive potential ordinary shares for the years ended 31 December 2018 and 2017.

The following table sets forth the computation of basic and diluted earnings per share:

	Note		2018	2017
Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic/diluted earnings per share			10,197	1,828

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic/diluted earnings per share	(i	)	30,598	24,567

Basic/Diluted earnings per share (in RMB)			0.33	0.07

14.	EARNINGS PER SHARE (Continued)

(i)	Weighted average number of ordinary shares

	2018 (in millions)	2017 (in millions)
Issued ordinary shares at 1 January	30,598	23,947
Effect of shares issued	—	620

Weighted average number of ordinary shares at 31 December	30,598	24,567

15.	PROPERTY, PLANT AND EQUIPMENT

The movements of property, plant and equipment for the years ended 31 December 2018 and 2017 are as follows:

	2018
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
Beginning of year	71,077	870,692	20,170	4,290	52,218	1,018,447
Additions	136	469	396	135	43,574	44,710
Transfer from CIP	2,959	44,805	746	253	(48,763)	—
Transfer to other assets	—	—	—	—	(4,723)	(4,723)
Disposals	(296)	(69,581)	(1,232)	(762)	—	(71,871)

End of year	73,876	846,385	20,080	3,916	42,306	986,563

Accumulated depreciation and impairment:
Beginning of year	(31,714)	(551,399)	(15,444)	(3,189)	(105)	(601,851)
Charge for the year	(2,712)	(62,308)	(1,271)	(551)	(13)	(66,855)
Disposals	204	64,496	1,156	762	—	66,618

End of year	(34,222)	(549,211)	(15,559)	(2,978)	(118)	(602,088)

Net book value:
End of year	39,654	297,174	4,521	938	42,188	384,475

Beginning of year	39,363	319,293	4,726	1,101	52,113	416,596

15.	PROPERTY, PLANT AND EQUIPMENT (Continued)

	2017
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
Beginning of year	67,140	876,452	20,007	4,035	78,905	1,046,539
Additions	129	293	426	290	41,510	42,648
Transfer from CIP	4,219	58,535	783	284	(63,821)	—
Transfer to other assets	—	—	—	—	(4,376)	(4,376)
Disposals	(411)	(64,588)	(1,046)	(319)	—	(66,364)

End of year	71,077	870,692	20,170	4,290	52,218	1,018,447

Accumulated depreciation and impairment:
Beginning of year	(29,174)	(548,472)	(14,986)	(2,687)	(105)	(595,424)
Charge for the year	(2,765)	(62,311)	(1,386)	(810)	—	(67,272)
Disposals	225	59,384	928	308	—	60,845

End of year	(31,714)	(551,399)	(15,444)	(3,189)	(105)	(601,851)

Net book value:
End of year	39,363	319,293	4,726	1,101	52,113	416,596

Beginning of year	37,966	327,980	5,021	1,348	78,800	451,115

As at 31 December 2018, the net book value of assets held under finance leases was approximately RMB343 million (2017: approximately RMB789 million).

For the year ended 31 December 2018, interest expense of approximately RMB534 million (2017: approximately RMB670 million) was capitalised to CIP. The capitalised borrowing rate represents the cost of capital for raising the related borrowings and varied from 3.16% to 3.61% for the year ended 31 December 2018 (2017: 3.21% to 3.88%).

As a result of the Group’s ongoing modification of its telecommunications network and following subscribers’ voluntarily cross- network migration progress, the Group disposed certain property, plant and equipment with carrying amounts of RMB5,253 million for sales consideration of RMB1,105 million for the year ended 31 December 2018 (2017: RMB5,519 million and RMB2,030 million, respectively), resulting in a net loss of approximately RMB4,148 million for the year ended 31 December 2018 (2017: approximately RMB3,489 million).

16.	LEASE PREPAYMENTS

The Group’s long-term prepayment for land use rights represents prepaid operating lease payments for land use rights. The movement of lease prepayments for the years ended 31 December 2018 and 2017 are as follow:

	2018	2017
Beginning of the year	9,313	9,436
Addition	282	186
Amortisation	(305)	(309)

End of the year	9,290	9,313

17.	GOODWILL

Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. by the Group in 2002 and 2003, respectively, represented the excess of the purchase consideration over the Group’s shares of the fair values of the separately identifiable net assets acquired prior to the adoption of HKFRSs and AG 5 in 2005.

Goodwill is allocated to the Group’s cash-generating units (“CGU”). The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections for 5 years based on financial budgets approved by management, including service revenue annual growth rate of 1% (2017: 2%) and the applicable discount rate of 11% (2017: 11%). Management determined expected growth rates and operating results based on past performance and its expectations in relation to market developments. The discount rate used is pre-tax and reflects specific risks relating to the CGU. Based on management’s assessment results, there was no impairment of goodwill as at 31 December 2018 and 2017, any adverse change in the assumptions used in the calculation of recoverable amount would result in impairment losses.

18.	INVESTMENTS IN SUBSIDIARIES

As at 31 December 2018, the details of the Company’s subsidiaries are as follows:

	Place and date of incorporation/ establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/ paid up capital	Principal activities and place of operation
Name		Direct	Indirect
China United Network Communications Corporation Limited (“CUCL”)	The PRC, 21 April 2000, limited liability company	100%	—	RMB213,044,797,828	Telecommunications operation in the PRC
China Unicom Global Limited	Hong Kong, 29 May 2015, limited company	100%	—	HKD2,625,097,491	Investment holding
China Unicom (Hong Kong) Operations Limited	Hong Kong, 24 May 2000, limited company	—	100%	HKD1,510,100,000	Telecommunications service in Hong Kong
China Unicom (Americas) Operations Limited	USA, 24 May 2002, limited company	—	100%	5,000 shares, USD100 each	Telecommunications service in the USA
China Unicom (Europe) Operations Limited	The United Kingdom, 8 November 2006, limited company	—	100%	4,861,000 shares, GBP1 each	Telecommunications operation in the United Kingdom
China Unicom (Japan) Operations Corporation	Japan, 25 January 2007, limited company	—	100%	1,000 shares, JPY366,000 each	Telecommunications operation in Japan
China Unicom (Singapore) Operations Pte Limited	Singapore, 5 August 2009, limited company	—	100%	30,000,000 shares, RMB1 each	Telecommunications operation in Singapore
China Unicom (South Africa) Operations (Pty) Limited	South Africa, 19 November 2012, limited liability company	—	100%	100 shares, ZAR1 each	Telecommunications operation in South Africa
China Unicom (MYA) Operations Company Limited	The Republic of the Union of Myanmar (“Myanmar”), 7 June 2013, limited liability company	30%	70%	2,150,000 shares USD1 each	Communications technology training in Myanmar
China Unicom (Australia) Operations Pty Limited	Australia, 27 May 2014, limited liability company	—	100%	4,350,000 shares, AUD1 each	Telecommunications operation in Australia
China Unicom (Russia) Operations Limited Liability Company	Russia, 28 December 2016, limited liability company	—	100%	RUB10,000	Telecommunications service in Russia
China Unicom (Brazil) Telecommunications Limited	Brazil, 23 June 2016, limited liability company	—	100%	R$21,165,840	Telecommunications service in Brazil

18.	INVESTMENTS IN SUBSIDIARIES (Continued)

	Place and date of incorporation/ establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/ paid up capital	Principal activities and place of operation
Name		Direct	Indirect
China Unicom (Brazil) Holdings Ltda.	Brazil, 27 October 2017, limited liability company	—	100%	R$21,277,298	Investment holding
China Unicom Operations (Thailand) Limited	Thailand, 20 November 2017, limited liability company	—	100%	20,000 shares, Baht100 each	Telecommunications service in Thailand
China Unicom Operations (Malaysia) Sdn. Bhd.	Malaysia, 10 November 2017, limited liability company	—	100%	10,000 shares, MYR1 each	Telecommunications service in Malaysia
China Unicom Operations Korea Co., Ltd	Korea, 24 November 2017, limited liability company	—	100%	60,000 shares, KRW5,000 each	Telecommunications service in Korea
China Unicom (Vietnam) Operations Company Limited	Vietnam, 19 April 2018, limited liability company	—	100%	VND2,276,000,000	Telecommunications service in Vietnam
China Unicom Operations (Cambodia) Operations Co. Ltd	Cambodia, 11 May 2018, limited liability company	—	100%	10,000 shares, Riels 4,000 each	Telecommunications service in Cambodia
Unicom Vsens Telecommunications Company Limited	The PRC, 19 August 2008, limited liability company	—	100%	RMB610,526,500	Sales of handsets, telecommunication equipment and provision of technical services in the PRC
China Unicom System Integration Limited Corporation	The PRC, 30 April 2006, limited liability company	—	100%	RMB932,200,000	Provision of information communications technology services in the PRC
China Unicom Online Information Technology Company Limited	The PRC, 29 March 2006, limited liability company	—	100%	RMB400,000,000	Provision of internet information services and value-added telecommunications services in the PRC
Beijing Telecom Planning and Designing Institute Company Limited	The PRC, 25 April 1996, limited liability company	—	100%	RMB264,227,115	Provision of telecommunications network construction, planning and technical consulting services in the PRC

18.	INVESTMENTS IN SUBSIDIARIES (Continued)

	Place and date of incorporation/ establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/ paid up capital	Principal activities and place of operation
Name		Direct	Indirect
China Information Technology Designing & Consulting Institute Company Limited	The PRC, 11 November 1991, limited liability company	—	100%	RMB430,000,000	Provision of consultancy, survey, design and contract services relating to information projects and construction projects in the telecommunications industry in the PRC
China Unicom Information Navigation Company Limited	The PRC, 17 September 1998, limited liability company	—	100%	RMB6,825,087,800	Provision of customer services in the PRC
Huaxia P&T Project Consultation and Management Company Limited	The PRC, 5 March 1998, limited liability company	—	100%	RMB50,100,000	Provision of project consultation and management service in the PRC
Zhengzhou Kaicheng Industrial Company Limited	The PRC, 21 December 2005, limited liability company	—	100%	RMB2,200,000	Provision of property management services in the PRC
Unicompay Company Limited	The PRC, 11 April 2011, limited liability company	—	100%	RMB250,000,000	Provision of e-payment services in the PRC
Beijing Wo Digital Media Advertising Co., Ltd	The PRC, 21 July 2006, limited liability company	—	100%	RMB20,000,000	Provision of advertising design, production, agency and publication in the PRC
Unicom Horizon Mobile Communications Company Limited (“Unicom Horizon”)	The PRC, 14 February 2001, limited liability company	—	100%	RMB40,233,739,557	Provision of lease service of telecommunications networks in the PRC
Unicom Cloud Data Company Limited	The PRC, 4 June 2013, limited liability company	—	100%	RMB2,854,851,100	Provision of technology development, transfer and consulting service in the PRC
Unicom Innovation Investment Company Limited	The PRC, 29 April 2014, limited liability company	—	100%	RMB740,000,000	Venture capital investment business in the PRC
Xiaowo Technology Co. Ltd	The PRC, 24 October 2014, limited liability company	—	100%	RMB200,000,000	Communications technology development and promotion in the PRC
China Unicom Smart Connection Technology Company Limited	The PRC, 7 August 2015, limited liability company	—	100%	RMB170,000,000	Auto informatisation in the PRC

18.	INVESTMENTS IN SUBSIDIARIES (Continued)

	Place and date of incorporation/ establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/ paid up capital	Principal activities and place of operation
Name		Direct	Indirect
Unicom Intelligent Network Ruixing Technology (Beijing) Co., Ltd.	The PRC, 26 September 2018, limited liability company	—	80%	RMB10,000,000	Provision of technology promotion service of intelligent transportation system’s products in the PRC
Unicom Intelligent Vehicle Technology (Shanghai) Co., Ltd	The PRC, 28 September 2018, limited liability company	—	100%	Not applicable	Provision of technology development, technology consultation and other services in the PRC
Finance Company	The PRC, 17 June 2016, limited liability company	—	91%	RMB3,000,000,000	Provision of financial services in the PRC
China Unicom Innovation Investment Company (Shenzhen) Limited	The PRC, 28 January 2016, limited liability company	—	100%	Not applicable	Venture capital investment business in the PRC
China Unicom Innovation Investment Company (Guizhou) Limited	The PRC, 8 October 2016, limited liability company	—	60%	RMB1,000,000	Venture capital investment business in the PRC
China Unicom Innovation Investment (Shenzhen) Investment Centre	The PRC, 1 February 2016, limited partnership	—	100%	RMB28,500,000	Venture capital investment business in the PRC
Unicom Big Data Co., Ltd.	The PRC, 24 August 2017, limited liability company	—	100%	RMB165,000,000	Provision of data processing service in the PRC
Liantong Travel Service (Beijing) Company Limited	The PRC, 30 September 2017, limited liability company	—	100%	RMB12,000,000	Provision of tourism and information services in the PRC
China Unicom (Guangdong Branch) Internet Industry Limited	The PRC, 5 January 2017, limited liability company	—	100%	RMB100,000,000	Provision of information communications technology services in the PRC
China Unicom (Zhejiang) Industry Internet Company Limited	The PRC, 20 June 2017, limited liability company	—	100%	RMB11,000,000	Provision of information communications technology services in the PRC
China Unicom (ShanDong) Industrial Internet Company Limited	The PRC, 3 March 2017, limited liability company	—	100%	RMB50,000,000	Provision of information communications technology services in the PRC

18. INVESTMENTS	IN SUBSIDIARIES (Continued)

	Place and date of incorporation/ establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/ paid up capital	Principal activities and place of operation
Name		Direct	Indirect
China Unicom (Fujian) Industrial Internet Company Limited	The PRC, 23 February 2018, limited liability company	—	100%	RMB50,000,000	Provision of information communications technology services in the PRC
China Unicom (Shanxi) Industrial Internet Company Limited	The PRC, 21 March 2018, limited liability company	—	100%	RMB20,000,000	Provision of information communications technology services in the PRC
China Unicom Xiongan Industrial Internet Company Limited	The PRC, 25 April 2018, limited liability company	—	100%	RMB15,000,000	Provision of information communications technology services in the PRC
China Unicom (Sichuan) Industrial Internet Company Limited	The PRC, 29 March 2018, limited liability company	—	100%	RMB50,000,000	Provision of information communications technology services in the PRC
China Unicom (Liaoning) Industrial Internet Company Limited	The PRC, 28 March 2018, limited liability company	—	100%	RMB5,000,000	Provision of information communications technology services in the PRC
China Unicom (Shaanxi) Industrial Internet Company Limited	The PRC, 27 March 2018, limited liability company	—	100%	RMB20,000,000	Provision of information communications technology services in the PRC
China Unicom (Jiangsu) Industrial Internet Company Limited	The PRC, 9 May 2018, limited liability company	—	100%	RMB26,200,000	Provision of information communications technology services in the PRC
China Unicom (Shanghai) Industrial Internet Company Limited	The PRC, 13 March 2018, limited liability company	—	100%	RMB20,000,000	Provision of information communications technology services in the PRC
China Unicom (Heilongjiang) Industrial Internet Company Limited	The PRC, 14 March 2018, limited liability company	—	100%	RMB15,000,000	Provision of information communications technology services in the PRC

18.	INVESTMENTS IN SUBSIDIARIES (Continued)

	Place and date of incorporation/ establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/ paid up capital	Principal activities and place of operation
Name		Direct	Indirect
China Unicom Video Technology Co., Ltd.	The PRC, 17 January 2018, limited liability company	—	100%	RMB100,000,000	Provision of technology research and development, consultation and services of TV Video and Mobile Video in the PRC
China Unicom Internet of Things Corporation Limited	The PRC, 16 March 2018, limited liability company	—	100%	RMB107,000,000	Online Data Processing and Transaction Business in the PRC
China Unicom High-tech Big Data Artificial Intelligence Technology (Chengdu) Co., Ltd.	The PRC, 29 March 2018, limited liability company	—	100%	RMB10,000,000	Provision of Big Data Service in the PRC
China Unicom iRead Science and Culture Co., Ltd.	The PRC, 28 April 2018, limited liability company	—	100%	RMB51,000,000	Provision of Online Video, Online Reading Material in the PRC
China Unicom WO Music & Culture Co., Ltd.	The PRC, 8 May 2018, limited liability company	—	100%	RMB100,000,000	Provision of Network Music Service in the PRC
China Unicom Leasing Co., Ltd.	The PRC, 11 April 2018, limited liability company	25%	75%	RMB2,000,000,000	Provision of Financing leasing business in the PRC

19.	INTEREST IN ASSOCIATES

	2018	2017
Share of net assets	35,758	33,233

The following list contains the particulars of material associate:

Name	Form of business structure	Place of incorporation and business	Proportion of ownership interest held by a subsidiary	Paid up capital	Principal activities
Tower Company	Incorporated	The PRC	20.65%	RMB176,008,471,024	Construction, maintenance and operation of communications towers in the PRC (Note 44.2)

The above associate is accounted for using the equity method in the consolidated financial statements.

19.	INTEREST IN ASSOCIATES (Continued)

In August 2018, Tower Company was listed on the SEHK and issued new shares in connection there of, which resulted in a decrease in the Group’s shareholding percentage in Tower Company from 28.1% to 20.65%. The associated dilution has resulted in an increase in the Group’s share of net profit of associates accounted for under equity method by RMB793 million and a one-off reversal of partial realisation of unrealised profit from transactions with Tower Company by RMB682 million.

Summarised financial information of the material associate, adjusted for any differences in accounting policies, and reconciled to the carrying amount in the consolidated financial statements, are disclosed below:

	Tower Company
	2018	2017
Current assets	31,799	30,517
Non-current assets	283,565	292,126
Current liabilities	(114,759)	(150,041)
Non-current liabilities	(20,103)	(45,107)
Equity	(180,502)	(127,495)
Revenue	71,819	68,665
Profit for the year	2,650	1,943
Total comprehensive income for the year	2,650	1,943
Reconciled to the Group’s interest in the associate:
Net assets of the associate	180,502	127,495
The Group’s effective interest	20.65%	28.1%

	37,278	35,826
Adjustment for the remaining balance of the deferred gain from the Group’s Tower Assets Disposal	(1,780)	(2,784)

Carrying amount in the consolidated financial statements	35,498	33,042

The fair values of the interests in Tower Company is based on quoted market prices (level 1: quoted price (unadjusted) in active markets) at the financial position date without any deduction for transaction costs and disclosed as follows:

	As at 31 December 2018
	Carrying amount Million	Fair value Million
Tower Company	35,498	53,792

Interest in listed associate	35,498	53,792

20.	INTEREST IN JOINT VENTURES

	2018	2017
Share of net assets	3,966	2,368

20.	INTEREST IN JOINT VENTURES (Continued)

The following list contains the particulars of material joint venture, which is unlisted corporate entity which has no available quoted market price:

Name	Form of business structure	Place of incorporation and business	Proportion of ownership interest held by a subsidiary	Paid up capital	Principal activities
Merchants Union Consumer Finance Company Limited (“MUCFC”)	Incorporated	The PRC	50%	RMB3,868,960,000	Consumer finance consulting in the PRC

Summarised financial information of the material joint venture, adjusted for any differences in accounting policies, and reconciled to the carrying amount in the consolidated financial statements, are disclosed below:

	MUCFC
	2018	2017
Assets	74,748	46,980
Liabilities	(66,854)	(42,339)
Equity	(7,894)	(4,641)
Revenue	6,956	4,163
Profit for the year	1,253	1,189
Total comprehensive income for the year	1,253	1,189
Included in above income:
Interest income	9,887	5,593
Interest expense	(3,079)	(1,516)
Income tax expense	(391)	(383)
Reconciled to the Group’s interests in the joint venture:
Net assets of the joint venture	7,894	4,641
The Group’s effective interest	50%	50%
Carrying amount in the consolidated financial statements	3,947	2,321

21.	CONTRACT ASSETS AND CONTRACT LIABILITIES

(a)	Contract assets

	31 December 2018	1 January 2018	31 December 2017
Receivables for the sales of mobile handsets, net of allowance	1,824	2,974	—
Less: Current portion	1,254	2,221	—
	570	753	—

The Group offers preferential packages to the customers which include the bundle sales of mobile handsets and provision of service. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their standalone selling prices. The revenue relating to the sale of the handsets is recognised when the titles are passed to the customers and the consideration allocated to the sales of mobile handsets is gradually received during the contract period when the customers pay the monthly package fee.

Before 1 January 2018, the Group recognised such consideration outstanding from the customers in “Prepayments and other current assets” and “Other assets”.

As stated in Note 2.2 (c)(iii), upon the adoption of IFRS/HKFRS 15 from 1 January 2018, the outstanding balance of such consideration was reclassified to contract assets as the Group’s right to receive this balance is conditional on the provision of services.

(b)	Contract liabilities

	Note		31 December 2018	1 January 2018	31 December 2017
Advances received from customers for future services	(i	)	41,567	45,329	—
Others			1,083	1,093	—

			42,650	46,422	—

(i)

Contract liabilities primarily arises from relates to the considerations received from customers before the Group satisfying performance obligations. It would be recognised as revenue upon the rendering of services. Approximately 96% of the contract liability balance as at 1 January 2018 was recognised as revenue during the year.

22.	CONTRACT COSTS

	Note		31 December 2018	1 January 2018	31 December 2017
Direct incremental costs of broadband and IPTV service	(i	)	3,785	4,522	—
Sales commissions	(ii	)	1,847	2,334	—

			5,632	6,856	—

(i)

Direct incremental costs for activating broadband and IPTV subscribers mainly include the costs of installing broadband and IPTV terminals at customer’s homes for the provision of broadband and IPTV services, and are amortised over the expected service period. As stated in Note 2.2 (c)(iii), such costs are presented as other assets before 1 January 2018. Upon the adoption of IFRS/HKFRS 15, the unamortised balance of such costs are presented as contract costs. The amount of capitalised direct incremental costs for activating broadband and IPTV subscribers recognised in profit or loss during the year was RMB4,044 million. The amount of capitalised direct incremental costs for activating broadband and IPTV subscribers that is expected to be recovered after more than one year is RMB1,417 million.

(ii)

Sales commissions are paid to agents whose selling activities resulted in new customers entering into contracts with the Group. As stated in Note 2.2 (c)(iii), such costs are recognised as other operating expenses when they were incurred before 1 January 2018. Upon the adoption of IFRS/HKFRS 15, the Group is required to capitalise these sales commissions as costs of obtaining contracts when they are incremental and are expected to be recovered, unless the expected amortisation period is one year or less from the date of initial recognition of the asset. The amount of capitalised sales commissions recognised in profit or loss during the year was RMB1,642 million. There was no significant impairment in relation to the opening balance of capitalised costs or the costs capitalised during the year. The amount of capitalised sales commissions that is expected to be recovered after more than one year is RMB683 million.

23.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2018	2017
Listed in the PRC	147	158
Listed outside the PRC	3,698	4,070
Unlisted	58	58

	3,903	4,286

For the year ended 31 December 2018, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB383 million (2017: decrease of approximately RMB56 million). The decrease, net of tax impact, of approximately RMB381 million (2017: decrease, net of tax impact, of approximately RMB58 million) has been recorded in the consolidated statement of comprehensive income.

24.	OTHER ASSETS

	Note		2018	2017
Intangible assets	(i	)	11,156	10,988
Prepaid rental for premises, transmission lines and electricity cables			2,260	2,812
Direct incremental costs for activating broadband and IPTV subscribers	22		—	4,522
Receivables for sales of mobile handsets, net of allowance	21	(a)	—	753
VAT recoverable	(ii	)	424	596
Others			805	1,050

			14,645	20,721

(i)	Intangible assets

	Computer software	Others	Total
Cost:
At 1 January 2017	25,221	2,076	27,297
Additions	42	2	44
Transfer from CIP	3,222	568	3,790
Disposals	(1,327)	(60)	(1,387)

At 31 December 2017	27,158	2,586	29,744
Additions	170	581	751
Transfer from CIP	3,693	405	4,098
Disposals	(2,065)	(167)	(2,232)

At 31 December 2018	28,956	3,405	32,361

Accumulated amortisation and impairment:
At 1 January 2017	(15,225)	(952)	(16,177)
Amortisation charge for the year	(3,657)	(290)	(3,947)
Disposals	1,323	45	1,368

At 31 December 2017	(17,559)	(1,197)	(18,756)
Amortisation charge for the year	(4,220)	(413)	(4,633)
Disposals	2,034	150	2,184

At 31 December 2018	(19,745)	(1,460)	(21,205)

Net book value:
At 31 December 2018	9,211	1,945	11,156

At 31 December 2017	9,599	1,389	10,988

24.	OTHER ASSETS (Continued)

(ii)

VAT recoverable includes input VAT and prepaid VAT which will likely be deducted beyond one year. VAT recoverable which will be deducted within one year are included in prepayments and other current assets (see Note 27(i)).

25.	INVENTORIES AND CONSUMABLES

	2018	2017
Handsets and other telecommunication products	2,111	2,005
Consumables	27	24
Others	250	210

	2,388	2,239

26.	ACCOUNTS RECEIVABLE

	2018	2017
Accounts receivable	21,142	19,174
Less: Credit loss allowance	(6,709)	(5,210)

	14,433	13,964

The gross carrying amount of accounts receivable from contracts with customers amounted to RMB21,053 million as at 31 December 2018.

The aging analysis of accounts receivable, based on the billing date and net of credit loss allowance, is as follows:

	2018	2017
Within one month	8,158	7,184
More than one month to three months	2,285	2,763
More than three months to one year	2,843	2,737
More than one year	1,147	1,280

	14,433	13,964

The normal credit period granted by the Group to individual subscribers and general corporate customers is thirty days from the date of billing unless they meet certain specified credit assessment criteria. For major corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding one year.

There is no significant concentration of credit risk with respect to customers receivables, as the Group has a large number of customers.

The Group measures loss allowances for account receivables at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group’s historical credit loss experience indicate that there are different loss patterns for different customer types, the loss allowance based on past due status is distinguished between the Group’s different customer types.

26.	ACCOUNTS RECEIVABLE (Continued)

The following table provides information about the Group’s exposure to credit risk and ECLs for account receivables as at 31 December 2018:

For individual subscribers and general corporate customers

	Expected loss rate	Gross carrying amount	Loss allowance
	%
Current (not past due)	7%	3,202	(212)
1–90 days past due	50%	1,395	(702)
91–180 days past due	90%	862	(776)
More than 180 days past due	100%	2,188	(2,188)

		7,647	(3,878)

For major corporate customers

	Expected loss rate	Gross carrying amount	Loss allowance
	%
Current (not past due)	4%	7,539	(286)
Within 1 year past due	13%	3,141	(404)
1–2 years past due	47%	1,063	(500)
2–3 years past due	88%	549	(485)
More than 3 years past due	96%	1,203	(1,156)

		13,495	(2,831)

Expected loss rates are based on actual loss experience over past years. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

Comparative information under IFRS/HKFRS 9 (2010)

Prior to 1 January 2018, an impairment loss was recognised only when there was objective evidence of impairment. The Group makes a full or partial allowance against those accounts receivable based on its past experience, historical collection patterns, subscribers’ creditworthiness and collection trends.

26.	ACCOUNTS RECEIVABLE (Continued)

Comparative information under IFRS/HKFRS 9 (2010) (Continued)

As at 31 December 2017, accounts receivable of approximately RMB10,284 million were neither past due nor impaired.

Accounts receivable of approximately RMB1,314 million were past due but not impaired. The aging analysis of these receivables is as follows:

2017
More than one month to three months	926
More than three months to one year	105
More than one year	283

1,314

The movement in the credit loss allowance in respect of accounts receivable during the year, is as follows:

	2018	2017
Balance, beginning of year	5,210	5,466
Impact on initial application of IFRS/HKFRS 9 (2014) (Note2.2(c)(ii))	1,118	—
Allowance for the year	3,300	3,325
Written-off during the year	(2,919)	(3,581)

Balance, end of year	6,709	5,210

The creation and release of allowance for impaired receivables have been recognised in the consolidated statement of income. Amounts charged to the allowance account are generally written-off when there is reliable evidence to indicate no expectation of recovering the receivable.

The maximum exposure to credit risk as of the statement of financial position date is the carrying value of accounts receivable mentioned above. The Group does not hold any collateral as security.

27.	PREPAYMENTS AND OTHER CURRENT ASSETS

The nature of prepayments and other current assets, net of credit loss allowance, are as follows:

	Note	2018	2017
Receivables for the sales of mobile handsets, net of allowance	21(a)	—	2,221
Prepaid rental		2,207	2,305
Deposits and prepayments		1,847	1,579
Advances to employees		22	20
VAT recoverable	(i)	4,568	4,948
Prepaid enterprise income tax		312	438
Others		2,150	2,290

		11,106	13,801

(i)	VAT recoverable includes the input VAT and prepaid VAT that can be deducted within one year.

Prepayments and other current assets are expected to be recovered or recognised as expenses within one year.

As at 31 December 2018, there was no significant impairment for the prepayments and other current assets.

28.	SHORT-TERM BANK DEPOSITS AND RESTRICTED DEPOSITS

	Note	2018	2017
Bank deposits with maturity exceeding three months		34	3,124
Statutory reserve deposits	(i)	2,877	2,197
Restricted deposits		809	205

		3,720	5,526

(i)

In order to carry on its business, Finance Company placed statutory reserve deposits with the People’s Bank of China according to “Notice of the People’s Bank of China on Implementing the Average Method to Assess Deposit Reserves” (Yinfa [2015] No. 289) (Translated from《中國人民銀行關於實施平均法考核存款準備金的通知》（銀發 [2015]289號）). These statutory reserve deposits are not available for use by the Group in daily operations.

29.	CASH AND CASH EQUIVALENTS AND OTHER CASH FLOW INFORMATION

(a)	Cash and cash equivalents

	2018	2017
Cash at bank and in hand	30,060	32,836

(b)	Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified in the Group’s consolidated cash flow statement as cash flows from financing activities.

	Short-term bank loans	Long-term bank loans	Commercial papers	Promissory notes	Corporate bonds	Finance lease	Other borrowings	Total
	(Note 38)	(Note 33)	(Note 39)	(Note 34)	(Note 35)	(Note 37(b))	(Note 44)
At 1 January 2018	22,500	3,883	8,991	17,960	17,981	692	4,116	76,123
Changes from financing cash flows:
Proceeds from short-term bank loans	53,306	—	—	—	—	—	—	53,306
Loans from related parties	—	—	—	—	—	—	3,090	3,090
Repayment of commercial papers	—	—	(9,000)	—	—	—	—	(9,000)
Repayment of short-term bank loans	(60,730)	—	—	—	—	—	—	(60,730)
Repayment of long-term bank loans	—	(435)	—	—	—	—	—	(435)
Repayment of ultimate holding company loan	—	—	—	—	—	—	(1,344)	(1,344)
Repayment of related parties loan	—	—	—	—	—	—	(475)	(475)
Repayment of finance lease	—	—	—	—	—	(493)	—	(493)
Repayment of promissory notes	—	—	—	(18,000)	—	—	—	(18,000)
Payment of issuing expense for promissory notes	—	—	—	(67)	—	—	—	(67)
Net withdrawal by Unicom Group and its subsidiaries from Finance Company	—	—	—	—	—	—	2,354	2,354

Total changes from financing cash flows	(7,424)	(435)	(9,000)	(18,067)	—	(493)	3,625	(31,794)

Exchange adjustments	9	77	—	—	—	—	—	86
Other changes:
New financing leases	—	—	—	—	—	10	—	10
Interest expenses	—	89	9	107	12	31	—	248

Total other changes	—	89	9	107	12	41	—	258

At 31 December 2018	15,085	3,614	—	—	17,993	240	7,741	44,673

29.	CASH AND CASH EQUIVALENTS AND OTHER CASH FLOW INFORMATION (Continued)

(b)	Reconciliation of liabilities arising from financing activities (Continued)

	Short-term bank loans	Long-term bank loans	Commercial papers	Promissory notes	Corporate bonds	Finance lease	Other borrowings	Total
	(Note 38)	(Note 33)	(Note 39)	(Note 34)	(Note 35)	(Note 37(b))	(Note 44)
At 1 January 2017	76,994	4,656	35,958	36,882	19,970	794	2,397	177,651
Changes from financing cash flows:
Proceeds from commercial papers	—	—	26,941	—	—	—	—	26,941
Proceeds from short-term bank loans	117,571	—	—	—	—	—	—	117,571
Proceeds from long-term bank loans	—	1,549	—	—	—	—	—	1,549
Loans from ultimate holding company	—	—	—	—	—	—	5,237	5,237
Loans from related parties	—	—	—	—	—	—	535	535
Repayment of commercial papers	—	—	(54,000)	—	—	—	—	(54,000)
Repayment of short-term bank loans	(172,065)	—	—	—	—	—	—	(172,065)
Repayment of long-term bank loans	—	(2,686)	—	—	—	—	—	(2,686)
Repayment of ultimate holding company loan	—	—	—	—	—	—	(3,893)	(3,893)
Repayment of related parties loan	—	—	—	—	—	—	(60)	(60)
Repayment of finance lease	—	—	—	—	—	(695)	—	(695)
Repayment of promissory notes	—	—	—	(19,000)	—	—	—	(19,000)
Repayment of Corporate bonds	—	—	—	—	(2,000)	—	—	(2,000)
Payment of issuing expense for promissory notes	—	—	—	(82)	—	—	—	(82)
Net withdrawal by Unicom Group and its subsidiaries from Finance Company	—	—	—	—	—	—	(112)	(112)
Net deposits from a joint venture with Finance Company	—	—	—	—	—	—	12	12

Total changes from financing cash flows	(54,494)	(1,137)	(27,059)	(19,082)	(2,000)	(695)	1,719	(102,748)

Exchange adjustments	—	(13)	—	—	—	—	—	(13)
Other changes:
New financing leases	—	—	—	—	—	573	—	573
Finance charges on obligations under finance leases	—	—	—	—	—	20	—	20
Interest expenses	—	377	92	160	11	—	—	640

Total other changes	—	377	92	160	11	593	—	1,233

At 31 December 2017	22,500	3,883	8,991	17,960	17,981	692	4,116	76,123

30.	SHARE CAPITAL

Issued and fully paid:

	Note	Number of shares millions	Share capital
At 1 January 2017		23,947	179,102
Shares issued	1	6,651	74,954

At 31 December 2018 and 2017		30,598	254,056

On 28 November 2017, the Company issued 6,651,043,262 new shares to Unicom BVI in return for a cash consideration of RMB74,954 million.

31.	RESERVES

(a)	Movement in components of equity

The Company

	Share capital	Investment revaluation reserve	Other reserve	Retained profits	Total equity
Balance at 1 January 2017	179,102	(7,020)	572	7,869	180,523
Total comprehensive income for the year	—	(68)	—	906	838
Issue of share capital	74,954	—	—	—	74,954

Balance at 31 December 2017	254,056	(7,088)	572	8,775	256,315

Balance at 1 January 2018	254,056	(7,088)	572	8,775	256,315
Total comprehensive income for the year	—	(372)	—	3,831	3,459
Dividends relating to 2017	—	—	—	(1,591)	(1,591)

Balance at 31 December 2018	254,056	(7,460)	572	11,015	258,183

(b)	Nature and purpose

(i)	Statutory reserves

CUCL is registered as a foreign investment enterprise in the PRC. In accordance with the Articles of Association, it is required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from profit after tax and non-controlling interests but before dividend distribution.

CUCL is required to allocate at least 10% of its profit after tax and non-controlling interests determined under the PRC Company Law to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

31.	RESERVES (Continued)

(b)	Nature and purpose (Continued)

(i)	Statutory reserves (Continued)

Accordingly, CUCL appropriated approximately RMB52 million (2017: approximately RMB50 million) to the general reserve fund for the year ended 31 December 2018.

Appropriation to the staff bonus and welfare fund is made at the discretion of the Board of Directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and cannot be distributed as cash dividends. Under IFRSs/HKFRSs, the appropriations to the staff bonus and welfare fund are charged to the statement of income as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended 31 December 2018 and 2017, no appropriation to staff bonus and welfare fund has been made by CUCL.

According to the PRC tax approval document issued by the MOF and the SAT of the PRC, the upfront connection fees were not subject to the PRC enterprise income tax and an amount equal to the upfront connection fees recognised in the retained profits had been transferred from retained profits to the statutory reserve. As at 31 December 2011, an accumulated appropriation of approximately RMB12,289 million was made to the statutory reserve and no more upfront connection fees are recognised afterwards.

(ii)	General risk reserve

CUCL and Unicom Group established the Finance Company to provide certain financial services. Pursuant to “Requirements on Impairment Allowance for Financial Institutions” (Caijin [2012] No. 20) issued by the MOF which effective on 1 July 2012 (the “Document”), the Finance Company establishes a general risk reserve within the shareholders’ equity, through appropriation of retained profits, to address unidentified potential losses relating to risk assets. The general risk reserve balance should not be less than 1.5% of the ending balance of risk assets, as defined in the Document.

(iii)	Investment revaluation reserve

The investment revaluation reserve represents the changes in fair value of financial assets through other comprehensive income, net of tax, until the financial assets are derecognised.

(iv)	Other reserve

Other reserve mainly represents the difference between the consideration and the net assets value for business combination of entities and businesses under common control, the effect of CUCL’s capitalisation of retained profits, and capital contribution relating to share-based payment borne by A Share Company.

32.	DIVIDENDS

At the annual general meeting held on 11 May 2018, the shareholders of the Company approved the payment of a final dividend of RMB0.052 per ordinary share for the year ended 31 December 2017 totaling approximately RMB1,591 million which has been reflected as a reduction of retained profit for the year ended 31 December 2018.

At a meeting held on 13 March 2019, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.134 per ordinary share to the shareholders for the year ended 31 December 2018 totaling approximately RMB4,100 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as at 31 December 2018, but will be reflected in the financial statements for the year ending 31 December 2019.

	2018	2017
Proposed final dividend:
RMB0.134 (2017: RMB0.052) per ordinary share by the Company	4,100	1,591

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from the SAT of the PRC, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 31 December 2018, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE shareholders (including HKSCC Nominees Limited), the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

33.	LONG-TERM BANK LOANS

	Interest rates and final maturity	2018	2017
RMB denominated bank loans	Fixed interest rates ranging from 1.08% to 1.20% (2017: 1.08% to 1.20%) per annum with maturity through 2036 (2017: maturity through 2036)	3,300	3,533

USD denominated bank loans	Fixed interest rates ranging from Nil to 1.55% (2017: Nil to 1.55%) per annum with maturity through 2039 (2017: maturity through 2039)	252	278

Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (2017: 1.10% to 2.50%) per annum with maturity through 2034 (2017: maturity through 2034)	62	72

Sub-total		3,614	3,883
Less: Current portion		(441)	(410)

		3,173	3,473

33.	LONG-TERM BANK LOANS (Continued)

As at 31 December 2018, long-term bank loans of approximately RMB96 million (2017: approximately RMB105 million) were guaranteed by third parties.

The repayment schedule of the long-term bank loans is as follows:

	2018	2017
Balances due:
– no later than one year	441	410
– later than one year and no later than two years	417	423
– later than two years and no later than five years	1,173	1,175
– later than five years	1,583	1,875

	3,614	3,883
Less: Portion classified as current liabilities	(441)	(410)

	3,173	3,473

34.	PROMISSORY NOTES

On 15 June 2015, CUCL issued tranche one of 2015 promissory notes in an amount of RMB4 billion, with a maturity period of 3 years from the date of issue and which carries interest at 3.85% per annum, and was fully repaid in June 2018.

On 18 June 2015, CUCL issued tranche two of 2015 promissory notes in an amount of RMB4 billion, with a maturity period of 3 years from the date of issue and which carries interest at 3.85% per annum, and was fully repaid in June 2018.

On 30 November 2015, CUCL issued tranche three of 2015 promissory notes in an amount of RMB3.5 billion, tranche four of 2015 promissory notes in an amount of RMB3.5 billion and tranche five of 2015 promissory notes in an amount of RMB3 billion, all with a maturity period of 3 years from the date of issue and which carries interest at 3.30% per annum, and was fully repaid in November 2018.

35.	CORPORATE BONDS

On 7 June 2016, the Group issued RMB7 billion 3-year corporate bonds and RMB1 billion 5-year corporate bond, bearing interest at 3.07% and 3.43% per annum respectively.

On 14 July 2016, the Group issued RMB10 billion 3-year corporate bonds, bearing interest at 2.95% per annum.

36.	DEFERRED REVENUE

Deferred revenue mainly represents the unused portion of subscriber points and the unamortised portion of government grants.

	2018	2017
Balance at 31 December 2017 and 2016	3,370	3,367
– Impact on initial application of IFRS/HKFRS 15	(1,093)	—

Balance at 1 January 2018 and 2017	2,277	3,367
Additions for the year
– subscriber points	—	813
– government grants	972	513
– others	831	36

	1,803	1,362
Reductions for the year
– usage of subscriber points	—	(703)
– recognition of government grants in profit or loss and other reductions	(323)	(507)
– others	(70)	(149)

Balance at end of the year	3,687	3,370

Representing:
– current portion	78	350
– non-current portion	3,609	3,020

	3,687	3,370

37.	OTHER OBLIGATIONS

	Note	2018	2017
One-off cash housing subsidies	(a)	2,496	2,496
Obligations under finance lease	(b)	240	692
Others		298	231

Sub-total		3,034	3,419
Less: Current portion		(2,844)	(2,987)

		190	432

(a)	One-off cash housing subsidies

Certain staff quarters, prior to 1998, were sold to certain of the Group’s employees at preferential prices, subject to a number of eligibility requirements. In 1998, the State Council issued a circular which stipulated that the sale of quarters to employees at preferential prices should be terminated. In 2000, the State Council issued a further circular stating that cash subsidies should be made to certain eligible employees following the withdrawal of the allocation of staff quarters. However, the specific timetable and procedures for the implementation of these policies were to be determined by individual provincial or municipal governments based on the particular situation of the provinces or municipality.

Based on the relevant detailed local government regulations promulgated, certain entities within the Group adopted cash housing subsidy plans. In accordance with these plans, for those eligible employees who had not been allocated with quarters or who had not been allocated with quarters up to the prescribed standards before the discounted sales of quarters were terminated, the Group determined to pay them one-off cash housing subsidies based on their years of service, positions and other criteria. Based on the available information, the Group estimated the required provision for these cash housing subsidies amounted to RMB4,142 million, which was charged to the statement of income for the year ended 31 December 2000 (the year in which the State Council circular in respect of cash subsidies was issued).

In January 2009, through the absorption of China Netcom (Group) Company Limited (“CNC China”) by CUCL and the absorption of China Network Communications Group Corporation (“Netcom Group”) by Unicom Group, the rights and obligations formerly undertaken by CNC China and Netcom Group were taken over by CUCL and Unicom Group separately. As at 31 December 2018, the Group’s unpaid one-off cash housing subsides amounted to approximately RMB2,496 million. If the actual payments required for these one-off housing subsidies differ from the amount provided, Unicom Group will bear any additional payments required. If the actual payments are lower than the amount provided, the difference will be paid to Unicom Group.

37.	OTHER OBLIGATIONS (Continued)

(b)	Obligations under finance lease

The obligations under finance lease represent the payables for the finance lease of telecommunications equipment. The lease payments under finance lease are analysed as follows:

	2018	2017
Total minimum lease payments under finance lease:
– not later than one year	243	484
– later than one year and not later than two years	2	236
– later than two years and not later than three years	4	—

	249	720
Less: Future finance charges	(9)	(28)

Present value of minimum obligations	240	692

Representing obligations under finance lease:
– current liabilities	234	461

– non-current liabilities	6	231

38.	SHORT-TERM BANK LOANS

	Interest rates and final maturity	2018	2017
RMB denominated bank loans	Fixed interest rates ranging from 2.35% to 4.77% (2017: 2.35% to 5.80%) per annum with maturity through 2019 (2017: maturity through 2018)	15,085	22,500

Total		15,085	22,500

At 31 December 2018 and 2017, all short-term bank loans were unsecured.

39.	COMMERCIAL PAPERS

On 6 July 2017, CUCL issued tranche four of 2017 super short term commercial papers in an amount of RMB1 billion, with a maturity period of 270 days from the date of issue and which carries interest at 4.38% per annum, and was fully repaid in April 2018.

On 7 August 2017, CUCL issued tranche six of 2017 super short term commercial papers in an amount of RMB4 billion, with a maturity period of 270 days from the date of issue and which carries interest at 4.26% per annum, and was fully repaid in May 2018.

On 10 August 2017, CUCL issued tranche seven of 2017 super short term commercial papers in an amount of RMB4 billion, with a maturity period of 270 days from the date of issue and which carries interest at 4.23% per annum, and was fully repaid in May 2018.

40.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2018	2017
Payables to contractors and equipment suppliers	70,526	82,444
Payables to telecommunications products suppliers	4,349	4,548
Customer/contractor deposits	6,381	5,262
Repair and maintenance expense payables	6,252	5,348
Bills payable	—	49
Salary and welfare payables	5,900	3,711
Interest payable	299	709
Amounts due to services providers/content providers	1,920	2,253
VAT received from customer in advance	3,398	—
Accrued expenses	15,935	14,845
Others	7,498	6,091

	122,458	125,260

40.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (Continued)

The aging analysis of accounts payables and accrued liabilities is based on the invoice date as follows:

	2018	2017
Less than six months	105,606	104,691
Six months to one year	6,984	9,009
More than one year	9,868	11,560

	122,458	125,260

41.	MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA IN EACH OTHER

On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a strategic alliance agreement and a subscription agreement, pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other’s shares.

On 23 January 2011, the Company entered into an agreement to enhance the strategic alliance with Telefónica that: (a) Telefónica would purchase ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company would acquire from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury (“Telefónica Treasury Shares”) for an aggregate purchase price of Euro374,559,882.84. On 25 January 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic agreement. During 2011, Telefónica completed its investment of USD500 million in the Company.

On 14 May 2012, Telefónica declared a dividend. The Company chose to implement it by means of a scrip dividend and received 1,646,269 ordinary shares of approximately RMB146 million.

As at 31 December 2018, the related financial assets at fair value through other comprehensive income amounted to approximately RMB3,698 million (2017: approximately RMB4,070 million). For the year ended 31 December 2018, the decrease in fair value of the financial assets through other comprehensive income was approximately RMB372 million (2017: decrease of approximately RMB68 million), has been recorded in the consolidated statement of comprehensive income.

42.	EQUITY-SETTLED SHARE OPTION SCHEMES

On 16 April 2014, the Company adopted a new share option scheme (the “2014 Share Option Scheme”). The 2014 Share Option Scheme is valid and effective for a period of 10 years commencing on 22 April 2014 and will expire on 22 April 2024. Under the 2014 Share Option Scheme, the share options may be granted to employees including all directors; any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company in the case such director is a grantee of the options) and all grants to connected persons shall be subject to compliance with the requirements of the Listing Rules, including where necessary the prior approval of the shareholders. As at 31 December 2018, 1,777,437,107 options were available for issue under the 2014 Share Option Scheme. Pursuant to the 2014 Share Option Scheme, the consideration payable by a participant for the grant of share options will be HKD1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the Board of Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

(i)	The closing price of the shares on the SEHK on the offer date in respect of the share options; and

(ii)	The average closing price of the shares on the SEHK for the five trading days immediately preceding the offer date;

The option period commences on any day after the date on which such share option is offered, but may not exceed 10 years from the offer date. No share options had been granted since adoption of the 2014 Share Option Scheme.

No options outstanding as at 31 December 2018 and 2017.

43.	RESTRICTED A-SHARE INCENTIVE SCHEME

Pursuant to the share incentive scheme of A Share Company (“the Restricted A-Share Incentive Scheme”), 848,000,000 restricted shares of A Share Company (“Restricted Shares”) were approved for granting to the core employees of the Group and the first batch of 793,861,000 Restricted Shares were subscribed by them (“the Participants”, including certain core employees of the Company’s subsidiaries) on 21 March 2018 (the “Grant Date”) with a subscription price of RMB3.79 per share. The fair value of the Restricted Shares granted under the Restricted A-Share Incentive Scheme is RMB2.34 per share as determined based on the difference between the market price of A Share Company on the Grant Date of RMB6.13 per share and the subscription price of RMB3.79 per share.

The Restricted Shares are subject to various lock-up periods (the “Lock-Up Period”) of approximately 2 years, 3 years and 4 years, respectively, immediately from the Date of Grant. During the Lock-up Period, these shares are not transferrable, nor subject to any guarantee or indemnity. The Restricted Shares shall be unlocked (or repurchased and cancelled by the A Share Company) separately in three tranches in proportion of 40%, 30% and 30% of the total number of the Restricted Shares granted upon the expiry of each of the Lock-Up period.

43.	RESTRICTED A-SHARE INCENTIVE SCHEME (Continued)

Subject to fulfilment of all service and performance conditions under the Restricted A-Share Incentive Scheme which include the achievement of certain revenue and profit targets of the A Share Company and the Participants’ individual performance appraisal (collectively referred to as “vesting conditions”), the restriction over the Restricted Shares will be removed after the expiry of the corresponding lock-up period for each tranche and the Participants will be fully entitled to these incentive shares, including the dividends declared or received on the underlying shares of A Share Company during the Lock-Up Period. If the vesting conditions are not fulfilled and hence the Restricted Shares cannot be unlocked, the A Share Company shall repurchase the Restricted Shares from the Participants at a repurchase price which shall be determined based on the original subscription price and adjusted for any dividends received during the Lock-up Period.

During the year ended 31 December 2018, no Restricted Shares are considered forfeited or repurchased.

For the year ended 31 December 2018, the Group recognised share-based payment expenses and other reserve of RMB614 million as a result of subscription during the year under the Restricted A-Share Incentive Scheme.

On 1 February 2019, additional 13,156,000 Restricted Shares were subscribed by eligible employees with a subscription price of RMB3.79 per share. The additional Restricted Shares are also subject to various lock-up periods of approximately 2 years, 3 years and 4 years, and similar performance conditions are applicable to the Restricted Shares granted in first and second batch.

44.	RELATED PARTY TRANSACTIONS

Unicom Group is a state-owned enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party. Neither Unicom Group nor the PRC government publishes financial statements available for public use.

The PRC government controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers.

Management considers certain state-owned enterprises have material transactions with the Group in its ordinary course of business, which include but not limited to 1) rendering and receiving telecommunications services, including interconnection revenue/charges; 2) purchasing of goods, including use of public utilities; and 3) placing of bank deposits and borrowing money. The Group’s telecommunications network depends, in large part, on interconnection with the network and on transmission lines service provided by other domestic carriers. These transactions are mainly carried out on terms comparable to those conducted with third parties or standards promulgated by relevant government authorities and have been reflected in the financial statements. Amounts due from domestic carries are all derived from contracts with customers.

Management believes that meaningful information relating to related party transactions has been disclosed below.

44.	RELATED PARTY TRANSACTIONS (Continued)

44.1	Connected transactions with Unicom Group and its subsidiaries

(a)	Recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	Note	2018	2017
Transactions with Unicom Group and its subsidiaries:
Charges for value-added telecommunications services	(i), (ii)	43	30
Rental charges for property leasing	(i), (iii)	1,033	1,017
Charges for lease of telecommunications resources	(i), (iv)	277	270
Charges for engineering design and construction services	(i), (v)	2,055	2,411
Charges for shared services	(i), (vi)	77	83
Charges for materials procurement services	(i), (vii)	34	60
Charges for ancillary telecommunications services	(i), (viii)	2,905	2,699
Charges for comprehensive support services	(i), (ix)	1,231	1,274
Income from comprehensive support services	(i), (ix)	83	67
Lending by Finance Company to Unicom Group	(i), (xi)	13,558	700
Repayment of loan lending by Finance Company	(i), (xi)	6,354	500
Interest income from lending services	(i), (xi)	150	8

(i)

On 25 November 2016, CUCL entered into the agreement, “2017–2019 Comprehensive Services Agreement” with Unicom Group to renew certain continuing connected transactions. 2017–2019 Comprehensive Services Agreement has a term of three years commencing on 1 January 2017 and expiring on 31 December 2019, and the service fees payable shall be calculated on the same basis as under previous agreement. Annual caps for certain transactions have changed under the new agreement.

(ii)

UNISK (Beijing) Information Technology Corporation Limited (“UNISK”) agreed to provide the mobile subscribers of CUCL with various types of value-added services through its cellular communications network and data platform. The Group retains a portion of the revenue generated from the value-added services provided to the Group’s subscribers (and actually received by the Group) and allocates a portion of such fees to UNISK for settlement, on the condition that such proportion allocated to UNISK does not exceed the average proportion allocated to independent value-added telecommunications content providers who provide value-added telecommunications content to the Group in the same region. The percentage of revenue to be allocated to UNISK by the Group varies depending on the types of value-added service provided to the Group.

(iii)

CUCL and Unicom Group agreed to mutually lease properties and ancillary facilities from each other. Rentals are based on the lower of the market rates and the depreciation costs and taxes. For the year ended 31 December 2018, the rental charge paid by Unicom Group was approximately RMB5.75 million, which was negligible.

44.	RELATED PARTY TRANSACTIONS (Continued)

44.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

(iv)

Unicom Group agreed to lease to CUCL certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities) and certain other telecommunications facilities for its operations. The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and facilities provided that such charges would not be higher than market rates. For maintenance service to the telecommunications facilities aforementioned, unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL and determined with reference to market rates or a cost-plus basis if there are no market rates.

(v)

Unicom Group agreed to provide engineering design, construction and supervision services and IT services to CUCL. The charges payable by CUCL for the above services are determined with reference to the market price and are settled when the relevant services are provided.

(vi)

Unicom Group and CUCL agreed to provide shared services to each other and would share the costs related to the shared services proportionately in accordance with their respective total assets value with certain adjustments. For the year ended 31 December 2018, the services charges paid by Unicom Group to CUCL was negligible.

(vii)

Unicom Group agreed to provide comprehensive procurement services for imported and domestic telecommunications materials and other domestic non-telecommunications materials to CUCL. Unicom Group has also agreed to provide services on management of tenders, verification of technical specifications, installation, consulting and agency services. In addition, Unicom Group will sell cable, modem and other materials operated by itself to CUCL and will also provide storage and logistics services in relation to the above materials procurement. The charges payable by CUCL to Unicom Group are based on contract values, market rates, government guidance price or cost-plus basis where applicable.

(viii)

Unicom Group agreed to provide ancillary telecommunications services to CUCL. These services include certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisitions and servicing and other customers’ service. The charges are based on market rates, government guidance price or cost-plus basis and are settled as and when the relevant services are provided.

44.	RELATED PARTY TRANSACTIONS (Continued)

44.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

(ix)

Unicom Group and CUCL agreed to provide comprehensive support services to each other, including dining services, facilities leasing services (excluding those facilities mentioned in (iv) above), vehicle services, health and medical services, labour services, security services, hotel and conference services, gardening services, decoration and renovation services, sales services, construction agency, equipment maintenance services, market development, technical support services, research and development services, sanitary services, parking services, staff trainings, storage services, advertising services, marketing, property management services, information and communications technology services (including construction and installation services, system integration services, software development, product sales and agent services, operation and maintenance services, and consultation services). The charges are based on market rates, government guidance price or cost-plus basis and are settled as and when the relevant services are provided.

(x)

Unicom Group is the registered proprietor of the “Unicom” trademark in English and the trademark bearing the “Unicom” logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark licence agreement between Unicom Group and the Group, the Group has been granted the right to use these trademarks on a royalty free and renewal basis.

(xi)	Finance Company has agreed to provide financial services to Unicom Group and its subsidiaries, including deposit services, lending and other credit services, and other financial services.

For the lending services from Finance Company to Unicom Group and its subsidiaries, the interest rate will follow the interest rate standard promulgated by the People’s Bank of China, and will be no less than the minimum interest rate offered to other clients for the same type of loan, and the applicable interest rate offered to Unicom Group by the general commercial banks in PRC for the same type of loan.

(b)	Amounts due from and to Unicom Group and its subsidiaries

Amount due from Unicom Group as of 31 December 2018 included loans from Finance Company to Unicom Group of RMB7,404 million in total with respective floating interest rate agreed at 90% to 110% of the benchmark interest rate published by the People’s Bank of China (“PBOC”) for the same class of loans (2017: RMB200 million with floating interest rate at 90% of the benchmark interest rate published by the PBOC).

Apart from the above and as disclosed in Note 44.3 below, amounts due from and to Unicom Group and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Unicom Group and its subsidiaries as described in (a) above.

44.	RELATED PARTY TRANSACTIONS (Continued)

44.2	Related party transactions with Tower Company

(a)	Related party transactions

	Note	2018	2017
Transactions with Tower Company:
Interest income from Cash Consideration	(i)	49	755
Operating lease and other service charges	(ii)	15,982	16,524
Income from engineering design and construction services	(iii)	235	267

(i)

On 14 October 2015, CUCL and Unicom Horizon (“Unicom Horizon”, a wholly-owned subsidiary of CUCL and an indirectly wholly-owned subsidiary of the Company) entered into a transfer agreement (the “Transfer Agreement,”), amongst China Mobile Communications Company Limited and its related subsidiaries (“China Mobile”), China Telecom Corporation Limited (“China Telecom”), China Reform Holdings Corporation Limited (“CRHC”) and Tower Company. Pursuant to the Transfer Agreement, the Group, China Mobile and China Telecom will sell certain of their telecommunications towers and related assets (“Tower Assets”) to Tower Company in exchange for shares issued by Tower Company and cash consideration. In addition, CRHC will make a cash subscription for shares of Tower Company.

The Tower Assets Disposal was completed on 31 October 2015 (“Completion Date”). The final consideration amount for the Tower Assets Disposal attributed to the Group was determined as RMB54,658 million. Tower Company issued 33,335,836,822 shares (“Consideration Shares”) to CUCL at an issue price of RMB1.00 per share and the balance of the consideration of approximately RMB21,322 million payable in cash (“Cash Consideration”). The outstanding Cash Consideration and related VAT carries interest at 3.92% per annum. The first tranche and remaining Cash Consideration of RMB3,000 million and RMB18,322 million payable by Tower Company were settled in February 2016 and December 2017, respectively. For the year ended 31 December 2018, the interest income arisen from outstanding VAT related to Cash Consideration were approximately RMB49 million (2017: approximately RMB755 million arisen from outstanding Cash Consideration and related VAT).

(ii)

At the time the Tower Assets Disposal was completed, CUCL and the Tower Company were in the process of finalising the terms of lease and service. However, to ensure there were no interruptions in the operations of the Group, the Tower Company had undertaken to allow the Group to use the Tower Assets during a transition period, notwithstanding that the terms of the lease and service have not all been finalised, and CUCL paid service charges for the use of the Tower Assets from the Completion Date to the date that formal agreement was entered into. In addition, CUCL also leased other telecommunications towers and related assets from the Tower Company which were previously owned by China Mobile and China Telecom, or constructed by the Tower Company.

44.	RELATED PARTY TRANSACTIONS (Continued)

44.2	Related party transactions with Tower Company (Continued)

(a)	Related party transactions (Continued)

(ii)	(Continued)

On 8 July 2016, CUCL and Tower Company entered into a framework agreement to confirm the pricing and related arrangements in relation to the usage of certain telecommunications towers and related assets (the “Agreement”). The Agreement finalised terms including assets categories, pricing basis for usage charges, and relevant service period etc. Provincial service agreements and detailed lease confirmation for specified towers have been signed subsequently.

On 31 January 2018, after further arm-length negotiations and discussions, CUCL and Tower Company agreed on certain supplementary provisions based on the Agreement dated 8 July 2016, which mainly relate to a reduction in cost margin of Tower Company which forms the benchmark for pricing and an increase in co-tenancy discount rates offered to the Group regarding towers under co-sharing arrangement. The new terms apply to the leased tower portfolio as confirmed by both parties and are effective from 1 January 2018 for a period of five years.

In connection with its use of telecommunication towers and related assets, the Group recognised operating lease and other service charges for the year ended 31 December 2018 of totalled RMB15,982 million (2017: approximately RMB16,524 million).

(iii)	The Group provide engineering design and construction services, including system integration and engineering design services to Tower Company.

(b)	Amounts due from and to Tower Company

Amount due from Tower Company as at 31 December 2018 included VAT recoverable related to Cash Consideration from Tower Company of RMB382 million (2017: RMB2,704 million).

Amount due to Tower Company balance mainly included operating lease and other service charges payable, and payable balance in relation to power charges paid by Tower Company on behalf of the Group, of RMB2,635 million in total as at 31 December 2018 (2017: RMB2,480 million in total).

Except as mentioned above, amounts due from and to Tower Company are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Tower Company as described in (a) above.

44.	RELATED PARTY TRANSACTIONS (Continued)

44.3	Related party transactions with Unicom Group and its subsidiaries

(a)	Related party transactions

	Note	2018	2017
Transactions with Unicom Group and its subsidiaries:
Unsecured entrusted loan from Unicom Group and its subsidiaries	(i)	3,042	5,237
Repayment of unsecured entrusted loan to Unicom Group	(i)	1,344	3,893
Loan from a related party	(ii)	48	435
Repayment of loan from a related party	(ii)	435	—
Interest expenses on unsecured entrusted loan	(i)	10	70
Interests expenses on loan from a related party	(ii)	12	—
Net deposits/(withdrawal) by Unicom Group and its subsidiaries with/from Finance Company	(iii)	2,336	(112)
Interest expenses on the deposits in Finance Company	(iii)	93	34

(i)

On 27 February 2017, the Group borrowed an unsecured entrusted loan from Unicom Group of RMB1,344 million with a maturity period of 1 year and interest rate at 3.92% per annum, and was fully repaid in February 2018.

On 24 August 2017, the Group borrowed an unsecured entrusted loan from Unicom Group of RMB3,893 million with a maturity period of 6 months and interest rate at 3.92% per annum, and was fully repaid in October 2017.

On 26 December 2018, the Group borrowed an unsecured entrusted loan from A Share Company of RMB3,042 million with a maturity period of 5 years and interest rate at 4.28% per annum.

(ii)

On 21 December 2017, the Group borrowed a loan from Unicom Group BVI of RMB435 million with a maturity period of 1 year and floating interest rate at 1 year HIBOR plus 1.2%, and was fully repaid in December 2018.

On 28 December 2018, the Group borrowed a loan from Unicom Group BVI of RMB48 million with a maturity period of 1 year, of which RMB46 million with a maturity period of 1 year and interest rate at 4.77% per annum and HKD2 million with a maturity period of 1 year and floating interest rate at 1 year HIBOR plus 1.11%.

(iii)

Finance Company has agreed to provide financial services to Unicom Group and its subsidiaries. For the deposit services, the interest rate for deposits placed by Unicom Group and its subsidiaries will be no more than the maximum interest rate promulgated by the PBOC for the same type of deposit, the interest rate for the same type of deposit offered to other clients and the applicable interest rate offered by the general commercial banks in PRC for the same type of deposit.

44.	RELATED PARTY TRANSACTIONS (Continued)

44.3	Related party transactions with Unicom Group and its subsidiaries (Continued)

(b)	Amounts due to Unicom Group and its subsidiaries

Amount due to Unicom Group and its subsidiaries as at 31 December 2018 included a balance of deposits received by Finance Company from Unicom Group and its subsidiaries of RMB4,621 million with interest rates ranging from 0.42% to 2.75% per annum for saving and deposits of different terms (2017: RMB2,285 million with interest rates ranging from 0.35% to 2.75% per annum).

Amount due to Unicom Group and its subsidiaries as at 31 December 2018 also included a balance of loan from Unicom Group BVI of approximately RMB48 million with a maturity period of 1 year, of which RMB46 million with a maturity period of 1 year and interest rate at 4.77% per annum and HKD2 million with a maturity period of 1 year and floating interest rate at 1 year HIBOR plus 1.11%. (2017: approximately RMB435 million with a maturity period of 1 year and floating interest rate at 1 year HIBOR plus 1.2%).

Amount due to Unicom Group and its subsidiaries as at 31 December 2018 also included a balance of unsecured entrusted loan from A Share Company of approximately RMB3,042 million with a maturity period of 5 years and interest rate at 4.28% per annum.

44.4	Related party transactions with joint ventures

(a)	Related party transactions

	Note	2018	2017
Transactions with joint ventures
Unsecured entrusted loans from joint venture	(i)	—	100
Repayment of unsecured entrusted loans to joint venture	(i)	40	60
Interest expenses on unsecured entrusted loans		1	1
Net deposits from a joint venture with Finance Company		18	12

(i)

On 24 April 2017, the Group borrowed an unsecured entrusted loan from Smart Steps Digital Technology Co., Ltd., a joint venture company of the Group, of RMB50 million with a maturity period of 6 months and interest rate at 3.92% per annum, and was fully repaid in October 2017.

On 24 October 2017, the Group borrowed an unsecured loan from Smart Steps Digital Technology Co., Ltd., of RMB50 million with a maturity period of 1 year and interest rate at 3.92% per annum, and repaid RMB10 million in December 2017 and RMB40 million during the year of 2018.

(b)	Amounts due to joint ventures

Amounts due to a joint venture as at 31 December 2018 also included a balance of deposits received by Finance Company from Smart Steps Digital Technology Co., Ltd. of RMB30 million with interest rates ranging from 0.42% to 1.48% per annum for saving and deposits of different terms (2017: RMB12 million with interest rates ranging from 0.42% to 1.48% per annum).

44.	RELATED PARTY TRANSACTIONS (Continued)

44.5	Operating lease and other commitments to related parties

As at 31 December 2018 and 2017, the Group had commitments to related parties in respect of total future aggregate minimum operating lease payments under non-cancellable operating leases and other commitments totalled RMB46,821 million and RMB35,857 million respectively.

45.	CONTINGENCIES AND COMMITMENTS

45.1	Capital commitments

As at 31 December 2018 and 2017, the Group had capital commitments, mainly in relation to the construction of telecommunications network, as follows:

		2018		2017
	Land and buildings	Equipment	Total	Total
Authorised and contracted for	3,882	14,499	18,381	13,084
Authorised but not contracted for	7,495	32,001	39,496	37,793

	11,377	46,500	57,877	50,877

45.2	Operating lease and other commitments

As at 31 December 2018 and 2017, the Group had total future aggregate minimum operating lease payments under non-cancellable operating leases and other commitments as follows:

	2018				2017
	Land and buildings	Equipment	Ancillary facilities*	Total**	Total
Arrangements expiring:
– not later than one year	1,147	7,524	4,154	12,825	19,131
– later than one year and not later than five years	2,044	25,098	12,825	39,967	29,580
– later than five years	290	1,669	—	1,959	977

	3,481	34,291	16,979	54,751	49,688

*	The amount included payment commitments for non-lease elements.
**	Variable lease payments are not included in the commitments.

45.	CONTINGENCIES AND COMMITMENTS (Continued)

45.3	Contingent liabilities

As at 31 December 2018, the Group had no material contingent liabilities and no material financial guarantees issued.

46.	COMPANY-LEVEL STATEMENT OF FINANCIAL POSITION

	As at 31 December
	2018	2017
ASSETS
Non-current assets
Property, plant and equipment	4	5
Investments in subsidiaries	237,301	234,768
Loan to a subsidiary	6,829	22,832
Financial assets at fair value through other comprehensive income	3,698	4,070

	247,832	261,675

Current assets
Loan to subsidiaries	5,615	202
Amounts due from subsidiaries	223	2,510
Dividend receivable	4,612	2,712
Prepayments and other current assets	23	60
Short-term bank deposits	—	3,091
Cash and cash equivalents	969	1,229

	11,442	9,804

Total assets	259,274	271,479

EQUITY
Equity attributable to equity shareholders of the Company
Share capital	254,056	254,056
Reserves	(6,888)	(6,516)
Retained profits
– Proposed final dividend	4,100	1,591
– Others	6,915	7,184

Total equity	258,183	256,315

46.	COMPANY-LEVEL STATEMENT OF FINANCIAL POSITION (Continued)

	As at 31 December
	2018	2017
LIABILITIES
Current liabilities
Short-term bank loans	—	12,694
Accounts payable and accrued liabilities	99	160
Loan from immediate holding company	48	435
Loans from subsidiaries	—	928
Taxes payable	24	27
Dividend payable	920	920

	1,091	15,164

Total liabilities	1,091	15,164

Total equity and liabilities	259,274	271,479

Net current liabilities	10,351	(5,360)

Total assets less current liabilities	258,183	256,315

Approved and authorised for issue by the Board of Directors on 13 March 2019 and signed on behalf of the Board by:

Wang Xiaochu	Zhu Kebing
Director	Director

47.	COMPARATIVE FIGURES

The Group has initially applied IFRS/HKFRS 15 and IFRS/HKFRS 9 (2014) at 1 January 2018. Under the transition method chosen, comparative information is not restated. Further details of the changes in accounting policies are disclosed in Note 2.

48.	NON-ADJUSTING EVENTS AFTER THE REPORTING PERIOD

Proposed dividend

After the statement of financial position date, the Board of Directors proposed a final dividend for 2018. For detail, please refer to Note 32.

49.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on 13 March 2019.

FINANCIAL SUMMARY

For the five-year ended 31 December 2018

(All amounts in RMB millions, except per share data)

Selected financial summary for 2014 to 2018, including selected consolidated statement of income data and consolidated statement of financial position data for 2014, 2015, 2016, 2017 and 2018 were prepared in accordance with IFRSs/HKFRSs.

RESULTS

Selected Statement of Income Data

	2018	2017	2016	2015	2014
Revenue	290,877	274,829	274,197	277,049	284,681
Interconnection charges	(12,579)	(12,617)	(12,739)	(13,093)	(14,599)
Depreciation and amortisation	(75,777)	(77,492)	(76,805)	(76,738)	(73,868)
Network, operation and support expenses	(55,077)	(54,507)	(51,167)	(42,308)	(37,851)
Employee benefit expenses	(48,143)	(42,471)	(36,907)	(35,140)	(34,652)
Costs of telecommunications products sold	(27,604)	(26,643)	(39,301)	(46,079)	(44,863)
Other operating expenses	(62,561)	(57,166)	(54,585)	(52,927)	(59,945)
Finance costs	(1,625)	(5,734)	(5,017)	(6,934)	(4,617)
Interest income	1,712	1,647	1,160	438	283
Share of net profit/(loss) of associates	2,477	893	204	(759)	—
Share of net profit/(loss) of joint ventures	598	574	153	(42)	—
Other income – net	783	1,280	1,591	10,568	1,362

Profit before income tax	13,081	2,593	784	14,035	15,931
Income tax expenses	(2,824)	(743)	(154)	(3,473)	(3,876)

Profit for the year	10,257	1,850	630	10,562	12,055

Attributable to:
Equity shareholders of the Company	10,197	1,828	625	10,562	12,055

Non-controlling interests	60	22	5	—	—

	2018	2017	2016	2015	2014
Earnings per share for profit attributable to equity shareholders of the Company
– basic (RMB)	0.33	0.07	0.03	0.44	0.51

– diluted (RMB)	0.33	0.07	0.03	0.44	0.49

RESULTS (Continued)

Selected Statement of Financial Position Data

	2018	2017	2016	2015	2014
Property, plant and equipment	384,475	416,596	451,115	454,631	438,321
Financial assets at fair value through other comprehensive income	3,903	4,286	4,326	4,852	5,902
Current assets	75,909	76,722	82,218	56,670	56,574
Accounts receivable	14,433	13,964	13,622	14,957	14,671
Cash and cash equivalents	30,060	32,836	23,633	21,755	25,308
Total assets	540,320	571,983	614,154	610,346	545,072
Current liabilities	214,910	242,622	342,655	336,074	291,920
Accounts payable and accrued liabilities	122,458	125,260	143,224	167,396	120,371
Short-term bank loans	15,085	22,500	76,994	83,852	91,503
Commercial papers	—	8,991	35,958	19,945	9,979
Current portion of promissory notes	—	17,960	18,976	2,499	—
Current portion of corporate bonds	16,994	—	2,000	—	—
Current portion of long-term bank loans	441	410	161	84	45
Convertible bonds	—	—	—	—	11,167
Long-term bank loans	3,173	3,473	4,495	1,748	420
Promissory notes	—	—	17,906	36,928	21,460
Corporate bonds	999	17,981	17,970	2,000	2,000
Total liabilities	226,034	267,636	386,472	379,130	317,531
Total equity	314,286	304,347	227,682	231,216	227,541

CORPORATE INFORMATION

BOARD OF DIRECTORS (As at 13 March 2019)

Executive Directors

Wang Xiaochu Executive Director,

Chairman and Chief Executive Officer

Li Guohua Executive Director and President

Li Fushen Executive Director and Chief Financial Officer

Shao Guanglu Executive Director and Senior Vice President

Zhu Kebing Executive Director and Chief Financial Officer

Non-Executive Director

Cesareo Alierta Izuel

Independent Non-Executive Directors

Cheung Wing Lam Linus

Wong Wai Ming

Chung Shui Ming Timpson

Law Fan Chiu Fun Fanny

Audit Committee

Wong Wai Ming (Chairman)

Cheung Wing Lam Linus

Chung Shui Ming Timpson

Law Fan Chiu Fun Fanny

Remuneration Committee

Cheung Wing Lam Linus (Chairman)

Wong Wai Ming

Chung Shui Ming Timpson

Nomination Committee

Chung Shui Ming Timpson (Chairman)

Wang Xiaochu

Law Fan Chiu Fun Fanny

QUALIFIED ACCOUNTANT AND

COMPANY SECRETARY

Yung Shun Loy Jacky

AUDITOR

KPMG

LEGAL ADVISORS

Freshfields Bruckhaus Deringer

Sullivan & Cromwell LLP

REGISTERED OFFICE

75th Floor,

The Center, 99 Queen’s Road Central,

Hong Kong

Tel: (852) 2126 2018

MAJOR SUBSIDIARY

China United Network Communications Corporation Limited

No. 21 Financial Street,

Xicheng District, Beijing 100033, P.R.C.

Tel: (86) 10 6625 9550

SHARE REGISTRAR

Hong Kong Registrars Limited

Shops 1712–1716,

17th Floor, Hopewell Centre

183 Queen’s Road East,

Wanchai, Hong Kong

Tel: (852) 2862 8555

Fax: (852) 2865 0990

Email: hkinfo@computershare.com.hk

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY

The Bank of New York Mellon

Shareholder Services

P.O. Box 505000, Louisville, KY 40233–5000

Tel: 1-888-269-2377 (toll free in USA)

1-201-680-6825 (international)

Email: shrrelations@bnymellon.com

PUBLICATIONS

Under the United States securities law, the Company is required to file an annual report on Form 20-F with the United States

Securities and Exchange Commission by 30 April 2019. Copies of

the annual report as well as the U.S. annual report on Form 20-F,

once filed, will be available at:

Hong Kong China Unicom (Hong Kong) Limited

75th Floor, The Center,

99 Queen’s Road Central, Hong Kong

United States The Bank of New York Mellon

240 Greenwich Street,

New York, NY 10286, USA

STOCK CODE

Hong Kong Stock Exchange: 762

New York Stock Exchange: CHU

ISIN: US16945R1041

CUSIP: 16945R104

COMPANY WEBSITE

www.chinaunicom.com.hk

CORPORATE CULTURE

OUR VISION

BE A CREATOR OF SMART LIVING TRUSTED BY CUSTOMERS

OUR MISSION

CONNECT THE WORLD TO INNOVATE AND SHARE A GOOD SMART LIVING

OUR CORE VALUES

CUSTOMER-ORIENTED	TEAM COLLABORATION

OPEN AND INNOVATION    COMMITTED TO EXCELLENCE

Breakthroughs in

5G Application Trials in

Key Industries

Established 5G Joint Innovation Lab with various partners

to explore & showcase applications in 10 key industries,

creating new demand & new revenue

New Media

5G+VR real-time 360° live broadcast at the

Two Sessions in Shandong

Showcased benchmark on new media

5G transmission in partnership with CCTV

Healthcare

Conducted ultrasound

checkup via 5G network

Showcased the world’s first

5G remote animal surgery

Industrial Internet

Completed China’s first 5G drone with

4K HD VR demo on river inspection

China’s first 5G-based terminal automation

upgrade pilot project successfully carried

out in Qingdao port

Internet of Vehicles

Implemented Bus Rapid Transit (BRT)

intelligent transportation system

Conducted 5G remote autonomous

driving in Beijing

www.chinaunicom.com.hk

Exhibit 1.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Unicom (Hong Kong) Limited, you should at once hand this circular and the accompanying forms of proxies to the purchaser or the transferee or to the bank, licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

PROPOSED GENERAL MANDATES TO

BUY BACK SHARES AND TO ISSUE

SHARES, PROPOSED RE-ELECTION OF

DIRECTORS

AND

NOTICE OF ANNUAL GENERAL MEETING

The AGM will be convened at 11:00 a.m. on 10 May 2019 at Four Seasons Grand Ballroom, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong. The Notice of AGM is set out on pages 13 to 16 of this circular.

The proxy form is enclosed in this circular. Whether or not Shareholders intend to attend the AGM, they are advised to complete and return the enclosed proxy form to the Company’s Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, as soon as practicable and in any event by not later than 48 hours before the time appointed for holding the AGM. The completion and return of the proxy form will not preclude you from attending and voting in person at the AGM should you so wish.

1 April 2019

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“AGM”	the annual general meeting of the Company to be held on 10 May 2019 at Four Seasons Grand Ballroom, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong

“Articles of Association”	the articles of association of China Unicom (Hong Kong) Limited

“Board”	the board of directors of the Company

“Buy-back Mandate”	the mandate granted to the Company if the ordinary resolution set out in item 5 of the Notice of AGM is passed

“Companies Ordinance”	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended from time to time

“Company”

China Unicom (Hong Kong) Limited, a company incorporated under the laws of Hong Kong with limited liability and whose Shares and American Depositary Shares are listed on the Stock Exchange and the New York Stock Exchange, respectively

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Latest Practicable Date”	22 March 2019

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Notice of AGM”	notice of the AGM dated 1 April 2019

“Shareholder(s)”	holder(s) of the Shares

“Shares”	shares in the share capital of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Takeovers Code”	Hong Kong Code on Takeovers and Mergers

DEFINITIONS

“Unicom BVI”	China Unicom (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and an immediate controlling shareholder of the Company

“Unicom Group”	中國聯合網絡通信集團有限公司 (China United Network Communications Group Company Limited), a state- owned enterprise established under the laws of the PRC and the ultimate parent company of the Company

“Unicom Group BVI”	China Unicom Group Corporation (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and an immediate controlling shareholder of the Company

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Executive Directors:

Wang Xiaochu

Li Guohua

Li Fushen

Shao Guanglu

Zhu Kebing

Non-executive Director:

Cesareo Alierta Izuel

Independent Non-executive Directors:

Cheung Wing Lam Linus

Wong Wai Ming

Chung Shui Ming Timpson

Law Fan Chiu Fun Fanny

Registered office: 75th Floor, The Center 99 Queen’s Road Central Hong Kong 1 April 2019

To the Shareholders

Dear Sir or Madam,

PROPOSED GENERAL MANDATES TO

BUY BACK SHARES AND TO ISSUE SHARES,

PROPOSED RE-ELECTION OF DIRECTORS

AND

NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide you with details of (1) the proposed general mandate to buy back shares and to issue Shares of the Company, (2) the proposed re-election of Directors, and (3) the Notice of AGM.

LETTER FROM THE BOARD

2.	PROPOSED GENERAL MANDATES TO BUY BACK SHARES AND TO ISSUE SHARES

A general mandate was granted to the Board to exercise the power of the Company to buy back Shares at the last annual general meeting of the Company held on 11 May 2018. Such mandate will lapse at the conclusion of the forthcoming AGM. Therefore it is proposed that a fresh general mandate be granted to the Board to buy back Shares in the Company with an aggregate number of Shares not exceeding 10% of the total number of Shares in issue.

An explanatory statement, as required by the Listing Rules to be sent to the Shareholders in connection with the proposed ordinary resolution set out in item 5 of the Notice of AGM for the approval of the renewal of the general mandate for buy-back of Shares, is set out in Appendix I to this circular.

A general mandate was granted to the Board to exercise the power of the Company to issue Shares at the last annual general meeting of the Company held 11 May 2018. Such mandate will lapse at the conclusion of the forthcoming AGM. Therefore it is proposed that a fresh general mandate be granted to the Board to issue Shares as more details are set out in item 6 of the Notice of AGM.

A resolution as set out in item 7 of the Notice of AGM will also be proposed at the AGM authorising the Directors to increase the maximum number of new Shares which may be issued under the general mandate for the issuance and allotment of Shares by adding to it the number representing the aggregate number of Shares bought back pursuant to the Buy-back Mandate.

3.	PROPOSED RE-ELECTION OF DIRECTORS

Pursuant to the Articles of Association, Mr. Wang Xiaochu, Mr. Li Guohua, Mr. Zhu Kebing, Mr. Cheung Wing Lam Linus and Mr. Wong Wai Ming (together, the “Directors for Re-Election”) will retire at the AGM and, being eligible, offer themselves for re-election.

LETTER FROM THE BOARD

Mr. Li Guohua and Mr. Zhu Kebing have been acting as Executive Director & President and Executive Director & Chief Financial Officer of the Company, respectively, since August 2018. Mr. Wang Xiaochu has been acting as the Chairman & Chief Executive Officer of the Company for approximately 4 years. Mr. Cheung Wing Lam Linus and Mr. Wong Wai Ming have been acting as an Independent Non-Executive Director of the Company for approximately 15 and 13 years respectively. During their tenure as a Director, they have provided excellent advice on the affairs of the Company from time to time, which promoted and enhanced the management of the Company and standardised the corporate governance practice of the Company. In 2018, the Company was awarded a number of accolades, including “Asia’s No. 1 Best Managed Telecommunications Company” by FinanceAsia and, for three years in a row, “Asia’s No. 1 Most Honored Telecom Company” by Institutional Investor. Mr. Cheung Wing Lam Linus has extensive experience in operations management and Mr. Wong Wai Ming has extensive experience in management and finance (please refer to Appendix II for details). Mr. Cheung Wing Lam Linus and Mr. Wong Wai Ming have both confirmed to the Company that they are in compliance with the requirements of independence pursuant to Rule 3.13 of the Listing Rules (including the notes thereto). The Company has conducted assessment on their independence, and is of the view that each of them complies with the guidelines on independence as set out in Rule 3.13 of the Listing Rules (including the notes thereto) and that Mr. Cheung Wing Lam Linus and Mr. Wong Wai Ming are considered as independent in accordance with the provisions of the guidelines. The Nomination Committee and the Board of the Company are of the view that the re-election of the five Directors to be Directors of the Company can continuously enhance the level of management of the Company and keep the diversity of Board composition (including but not limited to age, cultural and educational background, professional experience, skills, knowledge and duration of service) through leveraging their professional experience and knowledge, promote the objective decision-making of the Board and contribute to the full and impartial supervision of the management of the Company in accordance with the interests of the Company and the Shareholders as a whole.

The biographies of the proposed Directors for Re-Election are set out in the Appendix II to this circular.

Except as noted in the biographies, (i) the Directors for Re-Election have not held any other directorships in any listed public companies in the last three years nor any post in an affiliated company of the Group; and (ii) none of the Directors for Re-Election is connected with any Directors, senior management, substantial shareholders (as defined under the Listing Rules) or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Cheung Wing Lam Linus had personal interests in 200,000 Shares of the Company, representing approximately 0.0007% of the issued shares of the Company. Save for the above, the Directors for Re-Election did not have any other interest in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

LETTER FROM THE BOARD

Please refer to the 2018 Annual Report of the Company for details of the remuneration of Mr. Wang Xiaochu, Mr. Li Guohua, Mr. Zhu Kebing, Mr. Cheung Wing Lam Linus and Mr. Wong Wai Ming in 2018. The terms of services agreed between the Directors for Re-Election and the Company neither specify the length of service nor require the Company to give more than one year’s advance notice or to make payments equivalent to more than one year’s remuneration to terminate the service (other than statutory compensation). However, the Directors are subject to retirement at annual general meetings in accordance with the Articles of Association. The proposed remuneration package of directors of the Company will be determined by the Remuneration Committee, subject to approval by the Board and in compliance with applicable laws, regulations and policies, and taking into account the responsibilities of such person in the Company, his experience and performance as well as the prevailing market conditions. The Company will disclose as and when appropriate once the proposed remuneration packages for such persons have been determined.

Save as disclosed in this circular, each of the Directors for Re-Election has confirmed that there is no other matter that needs to be brought to the attention of the Shareholders of the Company and that there is no other information to be disclosed pursuant to Rule 13.51(2) of the Listing Rules.

4.	ANNUAL GENERAL MEETING

The AGM will be convened at 11 : 00 a.m. on 10 May 2019 at Four Seasons Grand Ballroom, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong. The Notice of AGM is set out on pages 13 to 16 of this circular. No Shareholders will be required to abstain from voting at the AGM. Voting will be taken by way of poll in accordance with the requirements of Listing Rules.

The proxy form is enclosed in this circular. Whether or not Shareholders intend to attend the AGM, they are advised to complete and return the enclosed proxy form to the Company’s share registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as practicable and in any event by not later than 48 hours before the time appointed for holding the AGM. The completion and return of the proxy form will not preclude you from attending and voting in person at the AGM should you so wish.

5.	RECOMMENDATION

The Board considers that the resolutions as set out in the Notice of AGM are all in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends you to vote in favour of all of the resolutions at the AGM.

By Order of the Board China Unicom (Hong Kong) Limited Wang Xiaochu Chairman and Chief Executive Officer

APPENDIX I    EXPLANATORY STATEMENT OF SHARE BUY-BACK MANDATE

This explanatory statement contains all the information required under Rule 10.06(1)(b) of the Listing Rules and also constitutes a memorandum required under section 239 of the Companies Ordinance.

EXERCISE OF THE BUY-BACK MANDATE

The Directors believe that the flexibility afforded by the Buy-back Mandate would be beneficial to the Company. It is proposed that up to 10% of the total number of issued and outstanding Shares on the date of the passing of the ordinary resolution (subject to adjustment in the case of any subdivision and consolidation of Shares after the relevant general meeting) to approve the Buy-back Mandate may be bought back. As at the Latest Practicable Date, 30,598,124,345 Shares were in issue and outstanding. On the basis of such figure, the Directors would be authorised to buy back up to 3,059,812,434 Shares during the period up to the date of the next annual general meeting in 2020, or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or the revocation or variation of the Buy-back Mandate by an ordinary resolution of the Shareholders at a general meeting, whichever of these three events occurs first.

REASONS FOR BUY-BACKS

Buy-backs of Shares will only be made when the Directors believe that they will benefit the Company and its Shareholders. Such buy-backs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share.

FUNDING OF BUY-BACKS

Buy-backs pursuant to the Buy-back Mandate would be financed entirely from the Company’s available cash flow or working capital facilities. Any buy-backs will be made out of funds of the Company legally permitted to be utilised for such purpose in accordance with its Articles of Association and the laws of Hong Kong, including distributable profits. Under the Companies Ordinance, a company’s distributable profits, in relation to the making of a payment by the company, are those profits out of which the company could lawfully make a distribution equal in value to the payment.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31 December 2018) in the event that the Buy-back Mandate is exercised in full.

However, the Directors do not propose to exercise the Buy-back Mandate to such an extent as would, in the circumstances, have a material adverse effect on the Company’s working capital or gearing position, which in the opinion of the Directors are from time to time appropriate for the Company.

APPENDIX I    EXPLANATORY STATEMENT OF SHARE BUY-BACK MANDATE

DISCLOSURE OF INTERESTS

None of the Directors, and to the best of their knowledge, having made all reasonable enquires, none of their close associates (as defined under the Listing Rules), have any present intention to sell Shares to the Company or its subsidiaries if the Buy-back Mandate is approved by the Shareholders. No core connected persons (as defined under the Listing Rules) of the Company have notified the Company that they (i) have a present intention to sell Shares to the Company or (ii) have undertaken not to sell Shares to the Company, if the Buy-back Mandate is approved by the Shareholders.

DIRECTORS’ UNDERTAKING

The Directors have undertaken to the Stock Exchange that they will exercise the Buy-back Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

SHARE BUY-BACKS MADE BY THE COMPANY

No buy-backs of Share have been made by the Company (whether on the Stock Exchange or otherwise) during the six months preceding the date of this circular.

TAKEOVERS CODE CONSEQUENCES

If as a result of a buy-back of Shares by the Company, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a Shareholder, or group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the immediate controlling shareholders of the Company are, Unicom BVI and Unicom Group BVI. Unicom BVI was recorded in the register required to be kept by the Company under Part XV of the Securities and Futures Ordinance as having an interest in 16,376,043,282 Shares, representing approximately 53.52% of the total number of issued and outstanding Shares as at that date. If the Buy-back Mandate is exercised in full, Unicom BVI will be interested in approximately 59.47% of the reduced number of issued and outstanding Shares based on Unicom BVI’s interest in the issued and outstanding Shares and the total number of issued and outstanding Shares as at the Latest Practicable Date. Unicom Group BVI was recorded in the register required to be kept by the Company under Part XV of the Securities and Futures Ordinance as having a beneficial interest in 8,082,130,236 Shares, representing approximately 26.41% of the total number of issued and outstanding Shares of the Company as at that date. If the Buy-back Mandate is exercised in full, Unicom Group BVI will be interested in approximately 29.35% of the reduced number of issued and outstanding Shares based on Unicom Group BVI’s beneficial interest in the issued and outstanding Shares and the total number of issued and outstanding Shares as at the Latest Practicable Date. Unicom BVI and Unicom Group BVI are presumed to be acting in concert with each other in respect of their aggregate 79.93% shareholding in the Company pursuant to class (1) of the definition of “acting in concert” in the Takeovers Code as they are both ultimately controlled by Unicom Group. Therefore, as the aggregate shareholding in the Company held by Unicom BVI and Unicom Group BVI, being persons acting in concert, exceeds 50%, exercise of the Buy-back Mandate should, subject to the specific circumstances in the particular case, not result in a mandatory offer obligation upon Unicom BVI and Unicom Group BVI under Rule 26 of the Takeovers Code. Save as disclosed above, the Directors are not aware of any other consequences that may arise under the Takeovers Code as a result of a buy-back of the Shares.

APPENDIX I    EXPLANATORY STATEMENT OF SHARE BUY-BACK MANDATE

MARKET PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date are as follows:

	Traded market price
	Highest HKD	Lowest HKD
2018
March	10.12	9.20
April	11.26	9.66
May	11.44	10.52
June	10.96	9.58
July	9.95	9.22
August	9.88	8.83
September	9.77	8.98
October	9.23	8.10
November	9.09	8.17
December	9.20	8.10

2019
January	9.13	8.02
February	9.78	8.75
March (up to the latest practicable 22 March 2019)	10.70	9.12

APPENDIX II    BIOGRAPHIES OF THE PROPOSED DIRECTORS FOR RE-ELECTION

BIOGRAPHIES OF THE DIRECTORS FOR RE-ELECTION AT THE AGM

Mr. Wang Xiaochu

Chairman and Chief Executive Officer

Aged 60, was appointed in September 2015 as an Executive Director, Chairman and Chief Executive Officer of the Company. Mr. Wang, a professor level senior engineer, graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Communications Corporation, an Executive Director, Chairman and Chief Executive Officer of China Telecom Corporation Limited, Chairman and President of China Telecommunications Corporation, and Chairman and a Non-Executive Director of China Communications Services Corporation Limited. In addition, Mr. Wang also serves as a Director of Telefo´nica S.A. (listed on various stock exchanges including Madrid, New York and London), the Chairman of China United Network Communications Group Company Limited (“Unicom Group”), China United Network Communications Limited (“A Share Company”) and China United Network Communications Corporation Limited (“CUCL”), respectively. Mr. Wang has extensive experience in management and telecommunications industry.

Mr. Li Guohua

Executive Director and President

Aged 59, was appointed in August 2018 as Executive Director and President of the Company. Mr. Li is a Senior Economist, obtained an MBA degree from Nanchang University and University of Poitiers, France in 1999. Mr. Li served as a Deputy Chief of the Jiangxi Posts and Telecommunications Administration Bureau, a Deputy Chief and the Chief of the Jiangxi Post Bureau, a Deputy Post Master General of the State Post Bureau, Deputy President and President of China Post Group, a Non-Executive Director and the Chairman of the Board of Directors of Postal Savings Bank of China Co., Ltd. (listed on the Hong Kong Stock Exchange), etc. Mr. Li is a Director and General Manager of Unicom Group, a Director, President and General Counsel of A Share Company, a Director and President of CUCL. Mr. Li has extensive experience in management.

APPENDIX II    BIOGRAPHIES OF THE PROPOSED DIRECTORS FOR RE-ELECTION

Mr. Zhu Kebing

Executive Director and Chief Financial Officer

Aged 44, was appointed in August 2018 as Executive Director and Chief Financial Officer of the Company. Mr. Zhu is a Senior Accountant, graduated from Northeastern University in 1997 and received a Professional Accountancy master’s degree from Chinese University of Hong Kong in 2011. Mr. Zhu previously worked as Deputy Head of the Financial Department, General Manager, Budgeting Controller and Asset Management Controller of the Operation and Financial Department of Baosteel Group Co., Ltd., the Chief Financial Officer, Board Secretary and Supervisor of Baoshan Iron and Steel Co., Ltd. (listed on the Shanghai Stock Exchange), a General Manager of the Industry Finance Development Center of China Baowu Steel Group Corporation Limited, a Director of Shanghai Baosight Software Co., Ltd. (listed on the Shanghai Stock Exchange), General Manager of Hwabao Investment Co., Ltd., a Non-Executive director of China Pacific Insurance (Group) Co., Ltd. (listed on the Hong Kong Stock Exchange), Director of Sailing Capital International Investment Fund (Shanghai), Director of Sailing Capital Management Co., Ltd., Director of Siyuanhe Equity Investment Management Co., Ltd. and the Vice President of PE Association of Shanghai etc. Meanwhile, he also serves as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc.), a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee- manager of the HKT Trust), Chief Accountant of Unicom Group, the Chief Financial Officer and Board Secretary of A Share Company, the Director and the Chief Financial Officer of CUCL, as well as the Directors of certain members of the Group. Mr. Zhu has extensive experience in board secretary, corporate finance and investment management.

APPENDIX II    BIOGRAPHIES OF THE PROPOSED DIRECTORS FOR RE-ELECTION

Mr. Cheung Wing Lam Linus

Independent Non-Executive Director

Aged 70, was appointed in May 2004 as an Independent Non-Executive Director of the Company. Mr. Cheung is Independent Non-Executive Directors of HKR International Limited (listed on the Hong Kong Stock Exchange) and Sotheby’s (listed on the New York Stock Exchange). Mr. Cheung was a member of the University of Hong Kong Council, Chairman of the Council of Centennial College, a member of the Board of Governors of Centennial College, Chairman of the University of Hong Kong School of Professional and Continuing Education, Chairman of Asia Television Limited, Deputy Chairman of PCCW Limited, an Independent Non-Executive Director of Taikang Life Insurance Company Limited, as well as President of the Chartered Institute of Marketing (Hong Kong Region). Prior to the merger of Pacific Century Cyberworks Limited and Hong Kong Telecom Limited, Mr. Cheung was the Chief Executive of Hong Kong Telecom Limited and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr. Cheung worked at Cathay Pacific Airways for 23 years, leaving as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung received a bachelor’s degree in social sciences and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.

Mr. Wong Wai Ming

Independent Non-Executive Director

Aged 61, was appointed in January 2006 as an Independent Non-Executive Director of the Company. Mr. Wong is Executive Vice President and Chief Financial Officer of Lenovo Group Limited (listed on the Hong Kong Stock Exchange and the New York Stock Exchange). Prior to his current executive position at Lenovo Group Limited, Mr. Wong was the Chief Executive Officer and Executive Director of Roly International Holdings Limited. Mr. Wong was previously an investment banker with over 15 years of experience in investment banking business in Greater China and was a member of the Listing Committee of The Stock Exchange of Hong Kong Limited. Mr. Wong is a chartered accountant and holds a bachelor’s degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.

NOTICE OF ANNUAL GENERAL MEETING

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of China Unicom (Hong Kong) Limited (the “Company”) will be held on 10 May 2019 at 11:00 a.m. at Four Seasons Grand Ballroom, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong for the following purposes:

AS ORDINARY BUSINESS:

1.	To receive and consider the financial statements and the Reports of the Directors and of the Independent Auditor for the year ended 31 December 2018.

2.	To declare a final dividend for the year ended 31 December 2018.

3.	To re-elect Directors and to authorise the Board of Directors to fix the remuneration of the Directors.

4.

To re-appoint KPMG and KPMG Huazhen LLP as the auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorise the Board of Directors to fix their remuneration for the year ending 31 December 2019.

And as Special Business, to consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

5.	“THAT:

(a)

subject to paragraphs (b) and (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company including any form of depositary receipts representing the right to receive such shares (the “Shares”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Code on Share Buy-backs and the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) as amended from time to time be and is hereby generally and unconditionally approved;

NOTICE OF ANNUAL GENERAL MEETING

(b)

the aggregate number of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (a) above shall not exceed 10% of the total number of the Shares in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until the earlier of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)

the expiry of the period within which the next annual general meeting of the Company is required by the Company’s articles of association (the “Articles of Association”) or the Companies Ordinance to be held; and

(iii)	the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company’s shareholders in general meeting.”

6.	“THAT:

(a)

subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

(b)

the approval in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)

the aggregate number of Shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of: (1) 20% of the total number of Shares in issue at the date of passing this Resolution, plus (2) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate number of Shares bought back by the Company subsequent to the passing of this Resolution (up to a maximum number equivalent to 10% of the total number of Shares in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

NOTICE OF ANNUAL GENERAL MEETING

(d)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until the earlier of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

(iii)	the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company’s shareholders in general meeting; and

“Rights Issue” means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares on such record date (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.”

7.

“THAT the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution 6 in respect of the share capital of the Company referred to in sub-paragraph (2) of paragraph (c) of such resolution.”

By Order of the Board of China Unicom (Hong Kong) Limited Yung Shun Loy Jacky Company Secretary

Hong Kong, 1 April 2019

Notes:

1.	Details of the resolutions stated above are set out in the 2018 annual report and the circular dated 1 April 2019 of the Company.

2.	Any member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote on his/her behalf. The proxy needs not be a member of the Company.

3.

In order to be valid, a proxy form together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s share registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, at least 48 hours before the time for holding the Annual General Meeting. Completion and return of a proxy form will not preclude a member from attending and voting in person if he/she is subsequently able to be present.

NOTICE OF ANNUAL GENERAL MEETING

4.

The Directors have recommended a final dividend for the year ended 31 December 2018 of RMB0.134 per share (the “2018 Final Dividend”) and subject to the passing of the Resolution 2 above, the 2018 Final Dividend is expected to be paid in Hong Kong dollars on or about 12 June 2019 to those shareholders whose names appear on the Company’s register of shareholders on 20 May 2019.

5.

For the purpose of ascertaining the shareholders’ rights to attend and vote at the Annual General Meeting (and any adjournment thereof), and entitlement to the 2018 Final Dividend, the register of members of the Company will be closed. Details of such closures are set out below:

(1)	For ascertaining the shareholders’ rights to attend and vote at the Annual General Meeting:

	Latest time to lodge transfer documents for registration Closure of register of members Record date	4:30 p.m. of 3 May 2019 From 6 May 2019 to 10 May 2019 6 May 2019

(2)	For ascertaining the shareholders’ entitlement to the 2018 Final Dividend:

	Latest time to lodge transfer documents for registration Closure of register of members Record date	4:30 p.m. of 17 May 2019 20 May 2019 20 May 2019

During the above closure periods, no transfer of shares will be registered. To be eligible to attend and vote at the Annual General Meeting, and to qualify for the 2018 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than the aforementioned latest times.

6.

In relation to the Ordinary Resolution set out in item 3 of the Notice, Mr. Wang Xiaochu, Mr. Li Guohua, Mr. Zhu Kebing, Mr. Cheung Wing Lam Linus and Mr. Wong Wai Ming will retire at the Annual General Meeting and, being eligible, offer themselves for re-election.

7.

All resolutions proposed at the Annual General Meeting will be voted by poll. The poll results will be published on the Company’s and The Stock Exchange of Hong Kong Limited’s websites after the Annual General Meeting.

8.

Shareholders are suggested to call our Share Registrar’s hotline at (852) 2862 8688 for arrangements of the Annual General Meeting in the event that a No. 8 (or above) typhoon or black rainstorm warning is hoisted on the day of the Annual General Meeting.

As at the date of this notice, the board of directors of the Company comprises:

Executive directors	:	Wang Xiaochu, Li Guohua, Li Fushen, Shao Guanglu and Zhu Kebing

Non-executive director	:	Cesareo Alierta Izuel

Independent non-executive directors	:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny